As confidentially submitted with the Securities and Exchange Commission on February 12, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kofax Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Kofax Limited

15211 Laguna Canyon Road

Irvine, CA 92618-3146

(949) 783-1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Reynolds C. Bish

Kofax Limited

15211 Laguna Canyon Road

Irvine, CA 92618-3146

(949) 783-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500	Thomas S. Levato, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common shares, $0.001 par value per share	$5,750,000	$785.00

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Including common shares that may be purchased by the underwriter to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION	DATED FEBRUARY 12, 2013

             Common Shares

Kofax Limited

We are offering              of our common shares. We expect the initial public offering price will be between $         and $         per common share. We intend to apply for listing of our common shares on The NASDAQ Global Select Market under the symbol “KFX.” Prior to this offering the ordinary shares of Kofax plc have traded, and subsequent to this offering the common shares of Kofax Limited will trade, on the London Stock Exchange under the symbol “KFX.L.”

Before buying any common shares, you should carefully consider the risk factors described in “Risk Factors” beginning on page 13. These “Risk Factors” include discussion of our status as an “emerging growth company” under the federal securities laws, and the reduced public company reporting requirements that we are required to comply with based on that status.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions (1)	$	$
Proceeds, Before Expenses, to the Company	$	$

(1)	See “Underwriting” beginning on page 128 for disclosure regarding compensation payable to the underwriter.

The underwriter may also purchase up to an additional              common shares from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriter expects to deliver common shares against payment in New York, New York on or about                     , 2013.

Craig-Hallum Capital Group

The date of this prospectus is                     , 2013

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the common shares to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes The NASDAQ Global Select Market. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

You should rely only on the information contained in this prospectus. Neither we nor the underwriter have authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriter are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

We have not taken any action to permit a public offering of the securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of the prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus. It does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Kofax plc and Kofax Limited financial statements and related notes for a more complete understanding of our business and this offering. Except as otherwise required by the context, references to “Kofax,” “the Company,” “we,” “us” and “our” are to (1) Kofax plc, a public limited company organized under the laws of the United Kingdom, and its subsidiaries, or Kofax (U.K.), for all periods prior to the completion of the scheme of arrangement described below, and (2) Kofax Limited, a Bermuda company, and its subsidiaries, or Kofax (Bermuda), for all periods after the completion of the scheme of arrangement.

WHO WE ARE

We are a leading provider of capture and business process management (BPM) software and related maintenance and professional services. Our software allows businesses, government agencies, and other organizations to design, deploy, and operate comprehensive systems of engagement to optimize interactions with their customers, citizens, vendors, employees and other parties (collectively, constituents). These solutions automate the labor-intensive processes needed to capture and extract information, as well as understand, act upon and deliver the extracted information to enterprise software applications and content repositories. Our software streamlines critical information processing, which allows our users to be more responsive to their constituents, provide better service, gain competitive advantage and grow their organizations while reducing our users’ costs and improving their regulatory compliance. As a result of these benefits, many of our users achieve a relatively quick return on investment.

We operate on a global basis, and as of December 31, 2012, we had 1,198 employees located in 31 countries. We utilize a hybrid go-to-market model that delivers our software and services through both our direct sales and service employees and an indirect channel of more than 800 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of December 31, 2012. We have approximately 20,000 active installations of our software with users in banking, insurance, government, healthcare, supply chain (manufacturing, distribution, retail and logistics), business process outsourcing and other vertical markets, including 66 of the Fortune Global 100 companies.

Our annual total revenue grew from $170.0 million for the twelve months ended June 30, 2009, to $257.8 million for the twelve months ended December 31, 2012, representing a compound annual growth rate (CAGR) of 12.6%. During this same period, our income from operations grew from $4.0 million to $18.0 million, representing a CAGR of 61.3%. Additionally, on a non-IFRS basis, our adjusted income from operations grew from $18.0 million to $41.9 million, representing a CAGR of 27.4%, and our adjusted income from operations as a percentage of total revenue grew from 10.6% to 16.3%. For a reconciliation of IFRS income from operations to adjusted income from operations, see “Summary Historical Consolidated Financial Data—Non-IFRS Measures.”

THE CHALLENGE

An enormous amount and variety of communications flow into businesses, government agencies and other organizations on a daily basis via paper, faxes, emails, internet portals, mobile devices, Electronic Data Interchange and eXtensible Markup Language data streams, short message services, multimedia messaging services and other sources. These communications arrive as both structured and unstructured data in the form of letters, resumes, new account enrollments, loan applications, insurance claims, purchase orders, invoices, regulatory filings and many other information-intensive documents.

The information in these communications must be captured, extracted, validated and then delivered into an organization’s enterprise software applications for additional processing and use. In addition, the captured information must be stored in content repositories for archive and retrieval purposes. Delays and errors caused by invalid information and inconsistent processing can adversely impact an organization’s competitive positioning, finances, financial reporting and relations with its constituents and regulatory agencies.

Traditional methods for accomplishing the tasks referenced above typically begin with the aggregation of paper-based documents in a central location or mailroom. The documents are then distributed to relatively highly paid workers who manually enter information into enterprise software applications, before storing the documents in cabinet based filing systems. The continued use of these paper-based processes is substantiated by data from numerous independent sources. For example, in March 2010, CNN reported that organizations archive 62% of their important documents in paper form. More recently in July 2012, Harvey Spencer Associates estimated that organizations globally spend approximately $25-30 billion a year manually keying information from paper documents.

As a result of these challenges, we believe there is a significant opportunity to automate these processes and thereby address these challenges and limitations.

OUR SOLUTION

Our Capture Enabled BPM™ software automates the labor-intensive processes needed to capture and extract information, and then understand, act upon and deliver that information to other enterprise software applications and content repositories.

Our Capture Enabled BPM software allows users to scan paper-based communications using desktop scanners, high volume, production level scanners and multi function peripherals. Further, communications received in an electronic format can be imported and pictures of documents can be captured using cameras in mobile devices to produce digital images. Regardless of how the information is captured, any related images are then automatically enhanced for better viewing and information extraction purposes.

Regardless of origin, the captured information is separated into logical parts such as pages, documents and attachments. A variety of optical character recognition, intelligent character recognition, barcode recognition, mark sense, parsing algorithms, and other extraction technologies are then automatically applied. Our users only have to manually correct or enter any erroneous or suspicious information or any additional content that cannot be effectively captured using automated information extraction technologies. “Check box” and complex custom business rules can also be automatically applied to all extracted information to ensure its accuracy and validity.

In its July 2012 report, Harvey Spencer Associates reported that we had a market leading 18% share of the enterprise segments of the capture market (which excludes the desktop segment), with the enterprise segment accounting for 78% of the total worldwide market for capture software and services during calendar year 2011. In addition, in August 2012 Forrester published its “Wave” for Multichannel Capture, or the ability to capture information from a wide variety of different sources, and ranked Kofax as the “Leader” in providing those capabilities.

We are not aware of a similar report for the BPM software market, but Kofax TotalAgility, our principal BPM and dynamic case management software, was shown to be “Visionary” in Gartner’s April 2011 “Magic Quadrant” for BPM and a “Leader” in Forrester’s January 2011 “Wave” for Dynamic Case Management. As a result of this independent recognition and our business strengths, we believe we can secure a meaningful share of the BPM software market.

OUR OPPORTUNITY

In June 2010, Gartner reported that chief information officers ranked improving business processes and reducing costs as two of their top three priorities. In November 2010, the Association for Image and Information Management (AIIM), reported that image and content capture yield two of the three fastest returns on investment of any enterprise application software expenditures. Further, 42% of capture users surveyed by AIIM in 2012 report returns on investment of 12 months or less and 57% report returns on investment of 18 months or less.

In April 2012, AIIM published a separate report that estimated the following survey responses:

•	One out of three small and medium sized businesses and 22% of the largest businesses have yet to adopt any paper free processes;

•	10% or less of the processes that could be paper free have in fact been addressed;

•

70% of survey respondents believed the use of scanning and automated capture improves the speed of responses to constituents by three times or more, and nearly 30% believe the factor is ten times or more;

•	52% believe administrative staff would be 33% or more productive if processes were automated using capture-based technology; and

•	Two out of three consider mobile technologies to be important or extremely important to improving business processes.

We believe that the size of the market for our Capture Enabled BPM software can be best estimated by combining the market for capture software and services and the market for BPM software. Capture software automates the labor intensive processes needed to enter business critical information into enterprise applications and repositories. Business process management software automates the labor intensive processes needed to understand and act upon that business critical information. A July 2012 Harvey Spencer Associates report estimated that the market for capture software and services will grow from approximately $2.5 billion in 2011 to approximately $4.0 billion in 2016, a CAGR of almost 10%. In April 2011, Gartner stated that it expects the market for BPM software to grow from $2.1 billion in 2010 to $3.7 billion in 2015, a CAGR of approximately 12%. As a result, we believe that the market for our Capture Enabled BPM software and related services will exceed $5 billion in calendar 2012.

OUR BUSINESS STRENGTHS

We believe the following business strengths position us to capitalize on the opportunity for our Capture Enabled BPM software and compete effectively in the market:

•

Comprehensive Solutions—Our Capture Enabled BPM software provides a solution that allows our users to design, deploy and operate comprehensive systems of engagement that can optimize interactions with their constituents. It is a highly flexible and scalable platform that includes capture, BPM, dynamic case management and mobile capabilities. It can effectively process both paper and electronic sources of information, and allows users to digitize paper-based information using desktop scanners, high volume, production level scanners and multi function peripherals. Pictures of paper-based information can also be captured using cameras in mobile devices to produce digital images.

In addition to our software, we offer a wide range of related professional and maintenance services to better address the deployment and support needs of our users and channel partners, which helps us achieve a greater level of customer satisfaction.

•

Large and Diversified User Base—We had approximately 20,000 active installations across more than 100 countries as of December 31, 2012. We serve users in the banking, insurance, government, healthcare, supply chain, business process outsourcing and other vertical markets. Most users initially license our Capture Enabled BPM software to automate one or several processes in a single geographic region, business unit, line of business, function, or department. Over time, many customers license additional software to automate other processes and some eventually enter into enterprise-wide license arrangements. As a result, we believe we are well positioned to take advantage of additional opportunities within the same organizations. In addition, we believe our large number of users effectively gives us preferential access to a greater share of the market. We have minimal user concentration, with no user having accounted for more than 5% of our total revenue for the fiscal year ended June 30, 2012.

•

Global Reach and Hybrid Go-to-Market Model—We operate on a global basis, with 1,198 employees located in 31 countries as of December 31, 2012. We utilize a hybrid go-to-market model that delivers our software and services through our own direct sales and service employees, as well as through an indirect channel of more than 800 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of December 31, 2012. Our direct sales and service employees focus their attention on large corporations and government entities, while our indirect channel allows us to better reach small and medium sized organizations and departments of larger organizations. This hybrid go-to-market strategy allows us to penetrate a much broader portion of the market.

•

Recurring Revenue Streams—We have significant recurring revenue streams attributable to our maintenance services and to our software license and royalty revenue generated from sales by our channel partners. We have historically had a significant portion of our users renew their maintenance service agreements with us, typically on an annual basis. Our maintenance services revenue was $113.8 million and $101.2 million, representing 43.3% and 41.5% of our total revenue, for the fiscal years ended June 30, 2012 and 2011, respectively.

•

Experienced Management Team—Our executive management team and other senior management employees have an established track record of operational success in the software industry. Our executive management team has an average of 25 years of software industry experience. We believe that our management team has been, and will continue to be, instrumental in growing our business, both organically and through acquisitions.

OUR GROWTH STRATEGY

Our objective is to extend our position as a leading provider of capture and BPM software and related services. We intend to pursue this objective by executing these key strategies:

•

Broaden Our Software Offerings and Markets—We believe mobile devices will rapidly transform the way in which interactions occur between users and their constituents. Our recently-introduced Capture Enabled BPM mobile software offers patented functionality that pushes capture and BPM capabilities to the “Point of Origination™” where constituent interactions occur. We intend to continue to extend and improve the functionality of these capabilities to take advantage of this opportunity for mobile capabilities.

We have historically offered our Capture Enabled BPM software under a perpetual license model for on-premise or private cloud deployments, and recently began offering portions of it through a public cloud-based Software-as-a-Service (SaaS) subscription offering. We intend to accelerate this initiative and eventually offer substantially all of our software as a SaaS offering. We believe that the SaaS offering will allow users to avoid significant capital expenditures and other on-premise deployment costs, while providing immediate access to all of the benefits of our software. While we believe that the SaaS offering will ultimately broaden our existing market reach, we do not expect revenue from sales of our SaaS offering will be material in fiscal 2013.

We also intend to continue to enhance and further develop our proven technologies and introduce new software for sale to our existing users, new users in existing vertical markets and new users in new vertical markets. We believe these new product initiatives offer significant opportunities to grow both our addressable market and revenue.

•

Further Penetrate Our Installed User Base—Most users initially license our Capture Enabled BPM software to automate one or several processes in a single geographic region, business unit, line of business, function or department rather than doing so on an enterprise-wide basis. Over time many customers license additional software to automate other processes and some eventually enter into enterprise-wide license arrangements. As a result, we believe that there are significant opportunities to expand our revenue by selling additional software and services into our large and growing installed user base. As evidence of this, in the fiscal year ended June 30, 2012, our existing user base generated more than half of our software license revenue.

•

Expand and Optimize Our Hybrid Go-To-Market Model—In the fiscal year ended June 30, 2012 we derived approximately 41% of our total revenue from direct sales and approximately 59% from sales made through our indirect channel, and in the fiscal year ended June 30, 2011 we derived approximately 34% of our total revenue from direct sales and approximately 66% from sales made through our indirect channel. We intend to grow our revenue by improving the execution and productivity of both of these “routes to market” and by adding new direct sales and service employees and channel partners.

•

Pursue Strategic Acquisitions—We believe that strategic acquisitions will allow us to better serve the needs of our users, expand our software offerings, augment our routes to market, expand our market opportunities, and broaden our user base. Our executive management team has substantial experience in successfully effecting acquisitions of software businesses and integrating these entities into our business operations. Recent examples of executing on this strategy include our acquisitions of OptiInvoice Digital Technology AB in October 2008 (electronic invoice capabilities), 170 Systems, Inc. in September 2009 (accounts payable automation solutions), Atalasoft, Inc. in May 2011 (web capture capabilities) and Singularity Limited in December 2011 (BPM and dynamic case management capabilities). In the future we intend to evaluate and pursue similar opportunities.

CORPORATE STRUCTURE

Kofax (U.K.) is currently organized as a public limited company under the laws of England and Wales. A company organized under the laws of England and Wales is not permitted to directly list its common equity (as opposed to depositary interests) on The NASDAQ Global Select Market. Accordingly, prior to the closing of this offering, Kofax (U.K.) will become a wholly-owned subsidiary of Kofax (Bermuda). Under English law, it is not possible to change the place of incorporation of Kofax (U.K.) from one jurisdiction to another, requiring us to establish Kofax (Bermuda) as the new parent company of Kofax (U.K.). Kofax (Bermuda) was incorporated solely for this purpose and, prior to the Migration, has or will have nominal assets and has had no historic operations.

The establishment of Kofax (Bermuda) as the new parent company of Kofax (U.K.) will be achieved through a scheme of arrangement under Part 26 of the U.K. Companies Act of 2006. Pursuant to the scheme of arrangement, the shareholders of Kofax (U.K.) will need to agree to have their ordinary shares in Kofax (U.K.) cancelled in consideration for (i) the issuance to those shareholders of common shares in Kofax (Bermuda) and

(ii) the issuance by Kofax (U.K.) of new shares to Kofax (Bermuda). The scheme of arrangement provides for one common share of Kofax (Bermuda) to be issued in exchange for each ordinary share of Kofax (U.K.).

The scheme of arrangement will have no effect on the manner in which our business is conducted. We refer to the transactions contemplated by the scheme of arrangement throughout this prospectus as the “Migration.” If the shareholders of Kofax (U.K.) do not vote to approve the Migration, we will not consummate this offering. Depending upon the Kofax (U.K.) share price at the effective date of the scheme of arrangement, Kofax (Bermuda) may decide to implement a share capital consolidation (also known as a reverse stock split) on a two for one basis, in respect of the common shares of Kofax (Bermuda) issued pursuant to the scheme of arrangement. This would be done in order to enable the common shares of Kofax (Bermuda) to trade initially on The NASDAQ Global Select Market at a price more readily comparable to its peers.

Although the Company is incorporated in and organized under the laws of Bermuda, the directors intend that the affairs of the Company should be managed and conducted so that it will be resident in the United Kingdom for tax purposes. No guarantee can be given that the Company will be respected as a United Kingdom resident for tax purposes.

RISK FACTORS

Before investing in our common shares you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” Risks relating to our business include, among other things:

•	our ability to successfully meet anticipated revenue levels from sales of our software licenses and services;

•	our ability to successfully develop, market or sell new products or adopt new technology platforms;

•	our ability to continue to grow through acquisitions or investments in other companies or technologies;

•	our ability to realize the anticipated benefits of our consummated acquisitions or investments in other companies or technologies;

•	risks related to the continued uncertainty in the global financial markets and unfavorable global economic conditions; and

•	certain other risks set forth under the heading “Risk Factors” as well as factors that we may not have identified at this time.

CORPORATE INFORMATION

Our principal executive offices are located at 15211 Laguna Canyon Road, Irvine, California 92618, our telephone number is (949) 783-1000 and our Internet website address is www.kofax.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

THE OFFERING

Common shares offered by us	shares

Common shares to be outstanding immediately after this offering	shares

Over-allotment Option	We have granted to the underwriter an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to additional common shares to cover over-allotments, if any.

Use of Proceeds	We estimate the net proceeds to us from this offering will be approximately $ million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, assuming an initial offering price of $ per common share. We intend to use the net proceeds from this offering for general corporate purposes. Pending our use of the net proceeds as described above, we intend to invest the net proceeds in short-term bank deposits or interest-bearing, investment-grade securities. See “Use of Proceeds.”

Dividend Policy	We do not currently pay dividends. See “Dividend Policy.”

Risk Factors	Investing in our common shares involves a high degree of risk. You should read and consider the information set forth under the heading “Risk Factors” beginning on page 13 and all other information included in this prospectus before deciding to invest in our common shares.

Trading Market	We intend to apply to list our common shares on The NASDAQ Global Select Market under the symbol “KFX.” Prior to this offering, the ordinary shares of Kofax (U.K.) have traded, and subsequent to this offering the common shares of Kofax (Bermuda) will trade, on the London Stock Exchange under the symbol “KFX.L.”

Share Registrar and Transfer Agent	A register of holders of our common shares will be maintained by Codan Services Limited in Bermuda, and a branch register will be maintained in the United States by American Stock Transfer & Trust Company, LLC, who will serve as branch registrar and transfer agent. Capita Registrars Limited will maintain a register of holders of our common shares in the United Kingdom.

The number of our common shares that will be issued and outstanding immediately after this offering is based on 89,544,782 common shares outstanding as of December 31, 2012, and excludes:

•

5,247,473 common shares issuable upon the exercise of outstanding options granted under the Kofax plc 2000 Share Option Plan and 125,000 common shares issuable upon the exercise of outstanding options granted under the 2012 Equity Incentive Plan at a weighted average exercise price of 209 pence ($3.37, based on the exchange rate on December 31, 2012) per share; and

•	3,301,999 common shares issuable pursuant to outstanding awards granted under the Kofax plc 2007 Long Term Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriter’s over-allotment option.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of which this prospectus forms a part. We are currently utilizing or intend to utilize both of these exemptions. We have not made a decision whether to take advantage of any other exemptions available to emerging growth companies. We do not know if some investors will find our common shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our common shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an “emerging growth company”, we may be able to take advantage of the benefits of this extended transition period.

We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which our shares become publicly traded in the United States.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The tables below present the summary historical consolidated financial data of Kofax (U.K.) and its consolidated subsidiaries, which upon effectiveness of the Migration and prior to the consummation of this offering, directly or indirectly, will be wholly-owned subsidiaries of Kofax (Bermuda). The summary historical consolidated financial data of Kofax (U.K.) and its consolidated subsidiaries as of December 31, 2012 and for the six months ended December 31, 2012 and December 31, 2011 have been derived from Kofax (U.K.)’s unaudited consolidated income statements, statements of financial position and statements of cash flows for those periods, which are included elsewhere in this prospectus. The summary historical consolidated financial data of Kofax (U.K.) and its consolidated subsidiaries as of June 30, 2012 and 2011, and for the years ended June 30, 2012 and 2011 has been derived from Kofax (U.K.)’s audited consolidated income statements, statements of financial position and statements of cash flows for those periods, which are included elsewhere in this prospectus. The consolidated financial statements have been prepared and presented in accordance with IFRS as issued by the IASB.

On May 31, 2011, Kofax (U.K.) completed the disposition of its hardware business to an investor group composed of an unrelated third party and members of that business’ management team. The operating results of this business have been reclassified and reported as discontinued operations in the consolidated income statements for all periods presented and are not included in the data provided below.

The following summary historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this prospectus. The historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Six Months Ended		Fiscal Year Ended
	December 31, 2012	December 31, 2011	June 30, 2012	June 30, 2011
	(unaudited)
	(in thousands, except per share data)
Software licenses	$47,149	$57,518	$117,255	$117,233
Maintenance services	60,680	57,061	113,784	101,191
Professional services	16,010	13,941	31,442	25,518

Total revenue	123,839	128,520	262,481	243,942

Cost of software licenses	4,726	5,260	11,301	10,869
Cost of maintenance services	8,763	8,082	16,420	15,891
Cost of professional services	14,130	12,103	26,784	23,279
Research and development	16,904	16,532	33,804	31,950
Sales and marketing	48,205	48,647	96,292	91,666
General and administrative	19,235	20,641	39,096	33,320
Amortization of acquired intangible assets	3,226	1,905	5,190	3,213
Acquisition-related costs	2,943	1,774	5,870	863
Restructuring costs	—	4,776	4,917	3,182
Other operating expenses, net	1,857	795	669	1,959

Operating costs and expenses	119,989	120,515	240,343	216,192

	Six Months Ended		Fiscal Year Ended
	December 31, 2012	December 31, 2011	June 30, 2012	June 30, 2011
	(unaudited)
	(in thousands, except per share data)
Income from operations	3,850	8,005	22,138	27,750

Finance income (expense), net	(1,779)	3,508	5,294	(1,737)

Income from continuing operations, before income taxes	2,071	11,513	27,432	26,013
Income tax expense	(2,440)	(4,358)	(9,995)	(8,741)

Income (loss) from continuing operations, after income taxes	$(369)	$7,155	$17,437	$17,272

Earnings (loss) per Share From Continuing Operations:
Basic	$(0.00)	$0.08	$0.21	$0.21
Diluted	$(0.00)	$0.08	$0.20	$0.20

	As of
	December 31, 2012	June 30, 2012	June 30, 2011
	(unaudited)
	(in thousands)
Cash and cash equivalents	$87,031	$81,122	$98,274
Working capital (1)	48,303	43,008	52,414
Total assets	350,235	357,777	359,322
Total shareholders’ equity	225,418	217,940	213,680

	Six Months Ended		Fiscal Year Ended
	December 31, 2012	December 31, 2011	June 30, 2012	June 30, 2011
	(unaudited)
	(in thousands)
Cash flows from operations	$9,205	$688	$18,776	$35,580

(1)	Working capital is defined as current assets less current liabilities.

Non-IFRS Measures

Management uses several financial measures, both IFRS and non-IFRS, in analyzing and assessing the overall performance of the business and for making operational decisions. Our annual financial plan and our multiple-year strategic plan are prepared on both an IFRS and non-IFRS basis, both of which are approved by our Board of Directors. Historically, we have provided non-IFRS measures to our shareholders. The Board of Directors and management utilize both our IFRS and non-IFRS measures in a number of ways, including: to facilitate our determination of our allocation of resources, to measure our actual performance against budgeted and forecasted financial plans and to establish and measure management’s compensation. We believe that these non-IFRS measures are also useful to investors and other users of our financial statements in evaluating our performance because these non-IFRS financial measures may be used as additional tools to compare business performance across peer companies and across periods.

While we use non-IFRS measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that these non-IFRS measures are a substitute for, or are superior to, the information provided by IFRS results. As such, the presentation of non-IFRS measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of non-IFRS measures as compared to IFRS results are that non-IFRS measures may not be comparable to similarly titled measures used by other companies in our industry and that non-IFRS measures may exclude financial information that some investors may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between non-IFRS measures and IFRS results, including providing a reconciliation of each non-IFRS measure to IFRS results, in order to enable investors to perform their own analysis of our operating results.

Management’s assessment of certain non-IFRS measures are included elsewhere in this prospectus, in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.”

Adjusted Income from Operations

We define adjusted income from operations as income from operations, as reported under IFRS, excluding the effect of share-based payment expense, depreciation expense, amortization of acquired intangible assets, acquisition-related costs, restructuring costs and other operating expense, net. Share-based payment expense, depreciation expense and amortization of acquired intangible assets in our adjusted income from operations reconciliation represent non-cash charges which are not considered by management in evaluating our operating performance. Acquisition-related costs consist of: (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to our personnel whose responsibilities are devoted to acquisition activities), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant). These acquisition-related costs are not considered to be related to the organic continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. Restructuring costs are not considered in assessing our performance as we have not historically incurred such costs for our continuing operations. Other operating expenses, net represent items that are not necessarily related to our recurring operations and which therefore are not, under IFRS, included in other expense lines. Accordingly, we exclude those amounts when assessing adjusted income from operations. At times when we are communicating with our shareholders, analysts and other parties we refer to adjusted income from operations as adjusted EBITDA.

We assess adjusted income from operations as a percentage of total revenue and by doing so, we are able to evaluate our relative performance of our revenue growth compared to the expense growth for those items included in adjusted income from operations. This measure allows management and our Board of Directors to compare our performance against that of other companies in our industry that may be of different sizes. The table below provides a reconciliation of IFRS income from operations to adjusted income from operations and presents adjusted income from operations as a percentage of total revenue:

	Six Months Ended		Fiscal Year Ended
	December 31, 2012	December 31, 2011	June 30, 2012	June 30, 2011
	(in thousands, except percentages)
Income from operations	$3,850	$8,005	$22,138	$27,750
Share-based payment expense	1,191	2,179	3,905	3,733
Depreciation expense	3,048	3,186	5,913	5,705
Amortization of acquired intangible assets	3,226	1,905	5,190	3,213
Acquisition-related costs, excluding share-based payment expense	2,943	1,774	5,758	728
Restructuring costs	—	4,776	4,917	3,182
Other operating expense, net	1,857	795	669	1,959

Adjusted income from operations	$16,115	$22,620	$48,490	$46,270

Adjusted income from operations as a percentage of total revenue	13.0%	17.6%	18.5%	19.0%

Adjusted Cash Flows from Operations

We define adjusted cash flows from operations as net cash inflows from operating activities, as reported under IFRS, adjusted for income taxes paid or refunded and payments under restructurings. Income tax payments paid/refunded is included in this reconciliation as the timing of cash payments and receipts can vary significantly from year-to-year based on a number of factors, including the influence of acquisitions on our consolidated tax attributes. Payments for restructurings relate to a specific activity that is not part of ongoing operations. The table below provides a reconciliation of IFRS cash flows from operations to adjusted cash flows from operations:

	Six Months Ended		Fiscal Year Ended
	December 31, 2012	December 31, 2011	June 30, 2012	June 30, 2011
	(in thousands)
Net Cash inflow from operating activities	$9,205	$688	$18,776	$35,580
Income taxes paid / (refunded)	4,778	284	12,172	(2,616)
Payments under restructuring-personnel	867	991	3,331	1,792

Adjusted cash flows from operations	$14,850	$1,963	$34,279	$34,756

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below, which we believe are the material risks of our business, our industry and this offering, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and operating results could be harmed. In that case, the trading price of our common shares could decline and you might lose all or part of your investment in our common shares. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business

Sales of our software licenses and the related revenue from those sales, particularly those sales made through our direct sales force, require significant time and effort and are therefore difficult to predict accurately. In addition, since the majority of our expenses are based on anticipated revenue levels, if those revenue levels are not met, we may not be able to reduce our expenses in a timely manner to offset a shortfall in revenue. This unpredictability in the timing or amount of our receipt of revenue may cause our quarterly results of operations to vary considerably and the market price of our common shares to be materially adversely affected.

Many of our contracts, particularly those sold through our direct sales force, are finalized in the latter portions of any given quarter. Additionally, our revenue may vary from quarter to quarter, depending on the timing and size of our license revenue, which may contain individually large contracts in any given period. Our first and third fiscal quarters have historically been seasonally weaker than our second and fourth quarters.

Our direct sales force’s efforts to attract new customers require substantial time and effort, and we cannot assure you that we will be successful in establishing new relationships or maintaining or advancing our current relationships. Further, many of our customers typically require one or more internal levels of approval before they can purchase our products and services. As a result, during our sales efforts, we must identify multiple people involved in the purchasing decision and devote a sufficient amount of time to presenting our products and services to those individuals. The breadth of our offerings often requires us to spend substantial time and effort assisting potential customers in evaluating our products and services, including providing demonstrations and benchmarking against other available offerings. This process can be costly and time consuming, and we often do not know if any given sales efforts will be successful until the latter stages of those efforts. Additionally, if we are unable to forecast market demand and conditions, we may not be able to expand our sales efforts at appropriate times and our revenue and related results of operations could be materially adversely affected.

We plan our expenditures based on anticipated future revenue. If the timing or amount of revenue fails to meet our expectations in any given quarter, our financial performance could be materially adversely affected because only small portions of expenses vary with revenue. Quarterly or annual operating results that are not in line with the expectations of public market analysts and other investors could materially adversely affect the market price of our common shares. As a result, period-to-period comparisons of operating results are not necessarily meaningful and should not be relied upon to predict future performance.

Our failure to successfully develop, market or sell new products or adopt new technology platforms could materially adversely affect our results of operations and financial condition.

Our software competes in a market characterized by rapid technological advances, evolving standards in software technology and frequent new product introductions and enhancements that may render existing products and services obsolete. We cannot assure you that we will be able to compete effectively or respond to rapid technological changes in our industry. In addition, the introduction of new products or updated versions of existing products has inherent risks, including, but not limited to, risks concerning:

•	product quality, including the possibility of software defects, which could result in claims against us or the inability to sell our software products;

•	the fit of the new products and features with a customer’s needs;

•	the need to educate our sales, marketing and services personnel to work with the new products and features, which may strain our resources and lengthen sales cycles;

•	market acceptance of initial product releases;

•	marketing effectiveness; and

•	the accuracy of research or assumptions about the nature and extent of customer demand.

We may need to adopt newer technology platforms for our enterprise software products as older technologies become obsolete. We cannot assure you that we will be successful in making the transition to new technology platforms for our products in the future. We may be unable to adapt to the new technology, may encounter errors resulting from a significant rewrite of the software code for our products or may be unable to complete the transition in a timely manner. In addition, as we transition to newer technology platforms for our products, our customers may encounter difficulties in the upgrade process, delay decisions about upgrading our products or review their alternatives with a competing supplier.

Because we commit substantial resources to developing new software products and services, if the markets for these new products or services do not develop as anticipated, or demand for our products and services in these markets does not materialize or materializes later than we expect, we will have expended substantial resources and capital without realizing sufficient offsetting or resulting revenue, and our business and operating results could be materially and adversely affected. Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. Our future plans include significant additional investments in research and development of our software and other intellectual property. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments for several years, if at all. In addition, as we or our competitors introduce new or enhanced products, the demand for our products, particularly older versions of our products may decline. If we are unable to provide continued improvements in the functionality of our older products or move users that are using our older products to our newer products, our revenue may decline.

We may not be able to continue to grow through acquisitions or investments in other companies or technologies which could lead to our revenue not growing at an acceptable rate and may in turn harm our business.

Our business has expanded, in part, as a result of acquisitions of, or investments in, other companies. We intend to consider additional acquisitions of companies, products and technologies, as well as investments in other businesses. We cannot assure you that we will be able to identify other suitable acquisitions or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make other acquisitions or investments on commercially acceptable terms, if at all. Even if we agree to purchase a company, technology or other assets, we cannot assure you that we will be successful in consummating the purchase. If we are unable to continue to expand through acquisitions, our revenue may fail to grow or may decline, and our business may be harmed.

Our ability to realize the anticipated benefits of our consummated acquisitions will depend on successfully integrating the acquired businesses, which if not done successfully could adversely affect our operating results and financial condition. If we are unable to successfully integrate acquired businesses, or if an acquired business’ results of operations do not meet our expectations, we may record charges to earnings.

Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses;

•	cultural challenges associated with integrating employees from an acquired company into our organization;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	additional financing required to make contingent payments;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	diversion of management’s attention from other business concerns;

•	inability to maintain our standards, controls, procedures and policies;

•	litigation for activities of the acquired company, including claims from terminated employees, customers, former shareholders or other third parties;

•

in the case of acquisitions made across multiple geographic areas, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	failure to successfully further develop the acquired technology; and

•	increased fixed costs.

While we have not experienced any material issues associated with integrating acquisitions completed to date, as a result of these and other risks, if we are unable to successfully integrate acquired businesses in the future, we may not realize the anticipated benefits from our acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could seriously harm our business.

We will incur costs in connection with executing our acquisition strategy. Fees related to our acquisition strategy include amounts incurred during the evaluation of possible acquisition targets that may, or may not, ultimately be acquired by us. These costs, in addition to the time of our management and employees, include amounts payable to attorneys and other professional services firms. All fees relating to our acquisition strategy are expensed as incurred. In addition to costs to consummate an acquisition, we may record a significant amount of other charges to our operating results that are directly related to our acquisitions, including those acquisitions that are deemed to be operationally or strategically successful, including: the amortization of intangible assets acquired; charges to our operating results due to the accounting for contingent payments made in connection with acquisitions; costs incurred to combine the operations of companies we acquire, such as employee retention, redeployment or relocation expenses; charges to our operating results to eliminate certain duplicative pre-acquisition activities, to restructure our combined operations or to reduce our cost structure; charges to our operating results due to changes in deferred tax asset valuation allowances and liabilities related to uncertain tax positions after the measurement period of any given acquisition has ended; and charges to our operating results due to the expensing of certain equity awards assumed in an acquisition.

The accounting for acquisitions requires assets and liabilities to be stated at their acquisition date fair value, which generally results in an increase being recorded to the historic value of net assets, including recording the fair value of assets such as acquired intangible assets and goodwill, and also including a reduction in the value of acquired deferred revenue. The increased value of net assets generally results in lower post-acquisition earnings when compared to the pre-acquisition earnings of the acquired businesses. These costs, when and if recorded, could be material and could differ substantially from similar costs recorded in prior years.

Continued uncertainty in the global financial markets and unfavorable global economic conditions may adversely affect our business, results of operations and financial condition.

Continued uncertainty in the global financial markets and unfavorable global economic conditions may adversely affect us. Our revenue was adversely affected in each of the six months ended December 31, 2012, fiscal 2012 and fiscal 2011, in part due to unfavorable global economic conditions, including the recessionary economic environment in many southern European and other countries, as well as the financial services segment of the market. These macroeconomic developments could continue to negatively affect our business, operating results or financial condition in a number of ways, which, in turn, could adversely affect our share price. A prolonged period of economic decline could have a material adverse effect on our results of operations and financial condition and exacerbate some of the other risk factors described herein. Our customers may defer or reduce purchases of our software licenses and services. Our customers may also not be able to obtain adequate access to credit, which could affect their ability to make timely payments to us or ultimately cause the customer to file for protection from creditors under applicable insolvency or bankruptcy laws. In addition, a significant portion of our revenues are generated from users in the banking, insurance and government vertical markets. A decline in revenues generated from these users could have a material adverse effect on our results of operations and financial condition.

Our future revenue depends in part on our installed user base continuing to purchase software licenses, renew customer maintenance agreements and purchase additional professional services. If existing customers do not continue, or expand, the use of our products or services our results of operations could be materially adversely affected.

The success of a portion of our strategic plan depends on our ability to expand our installed base of customers’ usage of our products. Our ability to sell additional products to existing customers may depend, in part, on the degree to which new products have been integrated with our existing applications, which may vary with the timing of new product releases or the acquisition of new businesses or products. In future periods, customers may not necessarily license additional products or contract for additional maintenance or other services. Customer maintenance agreements are generally renewable annually at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software. Maintenance services revenue is primarily influenced by the renewal rate of existing maintenance contracts, the pricing of those renewals and the number and size of new maintenance contracts sold in connection with software licenses. We experienced a consistent and high level of renewals of our customer maintenance agreements in fiscal 2012 and fiscal 2011. In the future, if we do not maintain a similarly high level of renewals of our customer maintenance contracts, or if our customers fail to license additional products or contract for additional professional services, our revenue and related results of operations could be materially adversely affected.

We depend on the services of key personnel to execute our business strategy. If we lose the services of our key personnel or are unable to attract and retain other qualified personnel, we may be unable to operate our business effectively.

We believe that the future success of our business depends on the services of a number of key management and operating personnel, including, in particular, our direct sales personnel and our executive management team. Some of these key employees have strong relationships with our customers and our business may be harmed if these employees leave us. In addition, our ability to manage our growth depends, in part, on our ability to identify, hire and retain additional qualified employees. We face intense competition for qualified individuals from numerous technology, software and service companies. Competition for qualified personnel is particularly intense in many of the large, international metropolitan markets in which we have offices, including for example, Irvine, California and Boston, Massachusetts. Several positions require significant training and new hires may, in some cases, take more than a year before they achieve full productivity. Further, given the rapid pace of our expansion to date, we may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unsuccessful in attracting and retaining these key management and operating personnel, including as a result of limitations on the size of stock awards that can be granted to such persons under our existing equity compensation plans (unless the availability of stock awards thereunder is approved for increase by our shareholders or our shareholders approve a new equity compensation plan), our ability to operate our business effectively could be negatively impacted and our business, operating results and financial condition would be materially adversely affected.

Our failure to adequately manage our growth may adversely affect our business.

Our growth has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

•	implement additional management information systems;

•	further develop our operating, administrative, legal, financial and accounting systems and controls;

•	hire additional personnel;

•	develop additional levels of management within our company;

•	locate additional office space in various countries; and

•	maintain close coordination among our engineering, operations, legal, finance, sales and marketing and customer service and support organizations.

Failure to accomplish any of these requirements could adversely affect our ability to deliver our product and service offerings in a timely fashion, fulfill existing customer commitments or attract and retain new customers.

We compete in a highly competitive software product and services market, and any failure by us to compete effectively in such a market could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our operating results and financial condition.

The enterprise software industry in general, and our segments of the market in particular, are highly competitive. Certain of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, broader or more integrated product offerings, larger technical staffs and a larger installed customer base than we do. A number of companies offer products that are similar to our products and target the same markets as we do. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and devote greater resources to the development, promotion and sale of their products than we can. Furthermore, because there are relatively low barriers to entry in the software industry, we expect additional competition from other established and emerging companies. Accordingly, our current or potential competitors may develop or acquire products or services comparable or superior to those that we develop. Additionally, our competitors could combine or merge to become more formidable competitors or may adapt more quickly than we can to new technologies, evolving industry trends and changing customer requirements. Failure by us to compete effectively could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our strategy, our business, results of operations and financial condition.

We rely on our channel partners for a significant portion of our revenue. If we are not successful in maintaining good relations with our channel partners, our ability to grow our business may be harmed, which could materially adversely affect our operating results and financial condition.

We sell a significant portion of our licenses and related services through our extensive network of channel partners, with 59% and 66% of total revenue being derived from channel partners in fiscal 2012 and fiscal 2011, respectively. These channel partners include authorized resellers, original equipment manufacturers and distributors. We may experience difficulty in maintaining or establishing third-party relationships with our channel partners. Once established, we need to maintain good relationships and communications with our channel partners, including ensuring that we are not competing with these channel partners through our direct sales force. Additionally, we are exposed to the risk that the parties through which we indirectly sell our products and services will not devote sufficient time, attention and resources to learning our products, markets and potential customers and may promote and sell competing products and services. If we are unable to maintain good relations with our channel partners, our ability to organically grow our business could be harmed, which may materially adversely affect our reputation, the reputation of our products in the market and our operating results and financial condition.

We have business operations located in many countries and a significant level of operations outside of the U.S., which subjects us to additional costs and risks that could adversely affect our operating results.

A significant portion of our operations are located outside of the U.S. Compliance with international and U.S. laws and regulations that apply to our international operations increases our cost of doing business. We are subject to a variety of risks and challenges in managing an organization operating in various countries, including those related to:

•	challenges caused by distance as well as language and cultural differences;

•	general economic conditions in each country or region;

•	regulatory changes;

•	political unrest, terrorism and the potential for other hostilities;

•	public health risks, particularly in areas in which we have significant operations;

•	longer payment cycles and difficulties in collecting accounts receivable;

•	overlapping or changes in tax regimes;

•	difficulties in transferring funds from certain countries;

•	laws such as the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials; and

•	reduced protection for intellectual property rights in some countries.

If we are unable to manage the foregoing international aspects of our business, our operating results and overall business could be adversely affected.

We have organized certain of our software development capabilities in locations outside of the U.S., which subjects us to risks that may result in certain staffing and management difficulties. If these risks are not effectively addressed, it could delay development of upgrades and new products, which could materially adversely affect our results of operations.

In addition to our software development centers in Irvine, California and Bedford, Massachusetts, we have software development centers in Hanoi, Vietnam; St. Petersburg, Russia; Freiburg, Germany; Vienna, Austria; Derry, Northern Ireland; and Hyderabad, India. These foreign locations account for approximately two-thirds of our software development personnel. With certain of our software development activities being conducted at geographically dispersed locations, we are subject to various risks, including: language and other communications barriers; cultural differences; time zone differences, which make communications more difficult; and challenges related to the need to remotely manage developers and programmers, particularly when the persons most familiar with the needs of our customer base and the desired new functionality and features are not located there. If we are unable to expand or adequately staff and manage our existing research and development operations located outside of the U.S., we may not realize, in whole or in part, the anticipated benefits from these initiatives (including lower research and development expenses), which in turn could materially adversely affect our business, financial condition, and results of operations.

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us could materially adversely affect our business, operating results and financial condition.

Our success depends, in part, upon us and our customers not infringing upon intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The technology industry generally is characterized by extensive intellectual property litigation. Many participants that own, or claim to own, intellectual property historically have aggressively asserted their rights. Many of our contracts provide our customers or partners with indemnification with respect to their use of our intellectual property. We cannot predict whether any existing or future third party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.

Future litigation may be necessary to defend ourselves, our customers or our partners by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

•	adversely affect our relationships with our current or future customers or partners;

•	cause delays or stoppages in providing new sales of our products;

•	divert management’s attention and resources;

•	require technology changes that would cause us to incur substantial cost;

•	subject us to significant liabilities;

•	require us to enter into royalty or licensing agreements on unfavorable terms; and

•	require us to cease certain activities.

In addition to liability for monetary damages, which may be trebled and may include attorneys’ fees, or, in certain circumstances, our customers’ fees, we may be prohibited from developing, commercializing or continuing to provide new sales of our products unless we obtain licenses from the holders of the patents or other intellectual property rights. We cannot assure you that we will be able to obtain any such licenses on commercially favorable terms, or at all. If we do not obtain such licenses, we could, for example, be required to cease or materially alter our product offerings and our business, operating results and financial condition could be materially adversely affected.

Our results of operations may be adversely affected by fluctuations in currency values.

The majority of our revenue is transacted in the U.S. dollar and the euro, and we incur the majority of our costs in the U.S. dollar, the euro and the British pound, and to a lesser extent in Swiss francs and other currencies. Changes in the relative value of major currencies, particularly the U.S. dollar as compared to each of the euro and the British pound, may significantly affect our operating results. In fiscal 2012, approximately 53%, 21%, 10% and 6% of our revenue were transacted in U.S. dollars, euros, British pounds and Swiss francs, respectively; and in fiscal 2012, approximately 48%, 19%, 16% and 6% of our expenses were transacted in U.S. dollars, euros, British pounds and Swiss francs, respectively. As we have a larger amount of our euro-denominated transactions associated with revenue, a devaluation of the euro relative to the U.S. dollar would adversely affect our results of operations reported in U.S. dollars. As the transactions in British pounds are primarily expenses, a decline of the U.S. dollar relative to the British pound would negatively impact our results of operations reported in U.S. dollars. We also maintain intercompany trade balances and cash balances that are subject to currency remeasurement, and for which a change in currency exchanges rates between U.S. dollars, euros, British pounds and Swiss francs could result in an adverse charge being recorded to our income statement. Our currency remeasurement gains and losses are charged against earnings in the period incurred.

At times we may enter into forward contracts for the purpose of hedging all, or a portion of, either our anticipated future currency transactions, or our net investments in, or assets and liabilities of, our subsidiaries located outside of the United States. We may not be able to enter into contracts to hedge our currency exposure in the future, or may not be able to do so on a cost effective basis, which may adversely affect our results of operations.

If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be materially adversely affected.

We regard the protection of our developed technologies and intellectual property rights as an important element of our business operations and as crucial to our success. Unauthorized use of our intellectual property and proprietary rights may reduce our revenue, devalue our brands and property and harm our reputation. We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology.

We generally require our employees, consultants and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except under specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key technical personnel.

The laws of many countries, including countries where we conduct business, do not protect our proprietary rights to as great an extent as do the laws of the United States and European countries. Further, the laws in the United States and elsewhere change rapidly, and any future changes could materially adversely affect us and our intellectual property. As of December 31, 2012, we held 18 issued U.S. patents and had 27 pending U.S. patent applications, as well as 13 foreign patents and ten patent applications pending in jurisdictions outside of the United States. We are also in the process of filing additional corresponding foreign applications pursuant to the Patent Cooperation Treaty for our issued U.S. patents and our pending U.S. patent applications. Any “in process” or pending patent applications may or may not be issued and any existing or future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not be issued for any of our current or any future applications.

Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing upon our intellectual property rights.

Restrictions in our revolving credit facility may limit our activities.

On August 11, 2011, we entered into a $40.0 million revolving credit facility with Bank of America Merrill Lynch that expires on June 30, 2014. As of December 31, 2012, we had $39.6 million available under our revolving credit facility. The revolving credit facility contains restrictions, including covenants limiting our ability to incur additional debt, grant liens, make certain investments, make restricted payments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions, repurchase stock and enter into transactions with affiliates. There can be no assurance that we will be able to remain in compliance with the covenants to which we are subject in the future and, if we fail to do so, that we will be able to obtain waivers from our lenders or amend the covenants.

In the event of a default under our revolving credit facility, we could be required to immediately repay all then-outstanding borrowings, which we might not be able to do. In addition, certain of our subsidiaries are required to guarantee amounts borrowed under the revolving credit facility, and we have pledged the shares of certain of our subsidiaries as collateral for our obligations under the revolving credit facility. Any such default could have a material adverse effect on our ability to operate, including allowing lenders under the revolving credit facility to enforce guarantees of our subsidiaries, if any, or exercise their rights with respect to the shares of our subsidiaries pledged as collateral.

We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse affect on our ability to grow our business.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents to support our business operations or to finance future acquisitions, we may need to issue debt or equity, if prevailing market conditions are favorable and we are permitted to do so under the terms of our current revolving credit facility. We may not be able to raise cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our common shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

Our business and products are dependent on the availability, integrity and security of our and other third party information technology systems.

Our information technology (IT) systems (including our telecommunications) and related software applications are integral to our business. We rely on controls and systems to ensure data integrity of critical business information. Lack of data integrity could create inaccuracies and hinder our ability to perform meaningful business analysis and make informed business decisions. Computer programmers and hackers may be able to penetrate our network security and misappropriate, copy or pirate our confidential information or that of third parties, create system disruptions or cause interruptions or shutdowns of our internal systems and services. A number of websites have been subject to denial of service attacks, where a website is bombarded with information requests eventually causing the website to overload, resulting in a delay or disruption of service. Also, there is a growing trend of advanced persistent threats being launched by organized and coordinated groups against corporate networks to breach security for malicious purposes. If successful, any of these events could damage our computer or telecommunications systems or those of our customers and could disrupt or prevent us from providing timely maintenance services for our products. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. The costs to us to eliminate or alleviate security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and the efforts to address these problems could result in interruptions, delays, cessation of service and loss of existing or potential customers and may impede our sales, distribution and other critical functions.

In the course of our regular business operations and providing maintenance services to our customers, we process and transmit proprietary information and sensitive or confidential data, including personal information of employees, customers and others. Breaches in security could expose us, our customers or the individuals affected to a risk of loss or misuse of this information, resulting in potential regulatory actions, litigation and potential liability for us, as well as the loss of existing or potential customers and damage to our brand and reputation.

Despite network security, disaster recovery and systems management measures in place, we may encounter unexpected general systems outages or failures that may affect our ability to conduct research and development, provide maintenance services for our products, manage our contractual arrangements, accurately and efficiently maintain our books and records, record our transactions, provide critical information to our management and prepare our financial statements. Additionally, these unexpected systems outages or failures may require additional personnel and financial resources, disrupt our business or cause delays in the reporting of our financial results. We may also be required to modify, enhance, upgrade or implement new systems, procedures and controls to reflect changes in our business or technological advancements, which could cause us to incur additional costs and require additional management attention, placing burdens on our internal resources. We also outsource certain IT-related functions and support for our SaaS subscription offering to third parties that are responsible for maintaining their own network security, disaster recovery and systems management procedures. If we, or our third party IT vendors, fail to manage our IT systems and related software applications effectively, it could adversely affect our business operations, operating results and cash flows.

We could be subject to potential product liability claims and third-party litigation related to our products and services, which could materially adversely affect our operating results and financial condition.

Our products are used in connection with critical business functions and may result in significant liability claims if they do not work properly. Limitation of liability provisions included in our license agreements may not sufficiently protect us from product liability claims because of limitations in existing or future laws or unfavorable judicial decisions. The sale and support of our products may give rise to claims in the future that may be substantial in light of the use of those products in business-critical applications. Liability claims could require expenditure of significant time and money in litigation or payment of significant damages which could materially adversely affect our operating results and financial condition.

Our future results of operations could be materially adversely affected by unanticipated performance problems or bugs in our software product offerings.

If the software products that we offer and continue to introduce are not accepted in the marketplace, our future financial results could be materially adversely affected. Most of our products are continually being enhanced or further developed in response to general marketplace demands. Accordingly any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from our other development efforts, negative publicity regarding us and our products, harm to our customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success, our long-term business strategy could be affected, which could materially adversely affect our business, operating results and financial condition.

We may be restricted as to how we use or distribute our technologies or may be required to release the source code of certain technologies that may be subject to open source licenses.

We have incorporated open source software into our products. Certain open source licenses require that source code subject to the license be released or made available to the public. Such open source licenses typically mandate that proprietary technologies, when combined in specific ways with open source software, become subject to the open source license. We take steps to ensure that our proprietary technologies are not combined with, or do not incorporate, open source software in ways that would require our proprietary technologies to be subject to an open source license. However, few courts have interpreted the open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to uncertainty. While our end-user license agreement prohibits the use of our technologies in any way that would cause them to become subject to an open source license, our customers could, in violation of our end user license agreement, combine our technologies with technologies covered by an open source license.

In addition, we rely on multiple software engineers to design our intellectual property. Although we take steps to ensure that our engineers do not include open source software in the technologies they design without our permission, we may not exercise complete control over the product development efforts of our engineers and we cannot be certain that they have not incorporated open source software into our proprietary technologies. In the event that portions of our proprietary technologies are determined to be subject to an open source license, we might be required to publicly release the affected portions of our source code, which could reduce or eliminate our ability to commercialize our products. Also, our ability to market our products depends in part on the existence of proprietary operating systems. If freely distributed operating systems like Linux become more prevalent, the need for our products may diminish and our revenue could be adversely affected.

Our business could be adversely affected by the loss of licenses to use third-party intellectual property or the lack of support or enhancement of such software.

We currently utilize a limited number of third-party software providers for inclusion of their intellectual property in our product offerings. If such third-party intellectual property were not available from these or alternative providers, we might experience delays or increased costs in the development of our products. These third-party intellectual property licenses may not continue to be available to us on commercially reasonable terms, and the intellectual property may not continue to be appropriately supported, maintained, or enhanced by the licensors. The loss by us of the license to use, or the inability by licensors to support, maintain, and enhance any of such intellectual property, could result in increased costs or in delays or reductions in product shipments until equivalent intellectual property is developed or licensed and integrated with internally developed intellectual property. Such increased costs or delays or reductions in product shipments could adversely affect our business.

We may have exposure to greater than anticipated tax liabilities which could adversely affect our operating results.

Our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions where we are subject to lower statutory tax rates and higher than anticipated in jurisdictions where we are subject to higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities or changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, there is a risk that amounts paid or received in transactions between us and our various international subsidiaries in the past and/or the future could be deemed for transfer pricing purposes to be lower or higher than we previously recognized or expected to recognize. Our determination of our tax liability is always subject to review by applicable tax authorities. Any negative outcome of such a review could have an adverse effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could adversely affect our operating results.

Unfavorable weather conditions and natural disasters could have a material adverse effect on our business.

We operate on a global basis, including areas prone to unfavorable weather conditions or natural disasters, such as hurricanes, earthquakes, tsunamis, floods or fires. For example, our operating headquarters are located in a known seismic area. Any unfavorable weather conditions or natural disasters in the geographic regions in which we operate could negatively impact our business by interrupting production or communications, increasing our cost of sales, disrupting product or service deliveries or preventing us from sourcing necessary materials.

Risks Related to this Offering and Our Common Shares

We have had no prior public market in the U.S. for our common shares, the trading price of our common shares is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

There has been no public market in the U.S. for our common shares prior to this offering. Since 1997, the ordinary shares of Kofax (U.K.) have been listed for trading on the London Stock Exchange. The per share price of the ordinary shares on the London Stock Exchange has been highly volatile. For example, the highest price at which the ordinary shares traded in the six months ended December 31, 2012 was 309.50 pence ($4.98, based on the exchange rate as of that trading date) and the lowest price was 248.25 pence ($3.86, based on the exchange rate as of that trading date). Investors who purchase our common shares in this offering may not be able to sell their common shares at or above the initial public offering price. Market prices for companies similar to us experience significant price and volume fluctuations.

An active or liquid market for our common shares in the U.S. may not develop upon completion of this offering or, if it does develop, it may not be sustainable given the limited number of common shares being issued in this offering. The initial public offering price for our common shares will be determined through negotiations with the underwriter, and the negotiated price may not be indicative of the market price of the common shares after this offering. This initial public offering price will vary from the market price of our common shares after the offering. As a result of these and other factors, you may be unable to resell your common shares at or above the initial public offering price.

The following factors, in addition to other risks described in this prospectus, may have a significant effect on the market price of our common shares:

•	variations in our operating results;

•	actual or anticipated changes in the estimates of our operating results;

•	changes in stock market analyst recommendations regarding our common shares, other comparable companies or our industry generally;

•	macro-economic conditions in the numerous countries in which we do business;

•	currency exchange fluctuations and the denominations in which we conduct business and hold our cash reserves;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	changes in the market valuation of similar companies;

•	the trading volume of our shares both on the London Stock Exchange and The NASDAQ Global Select Market;

•	sales of our common shares by us or our shareholders; and

•	the adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common shares could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our common shares might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our common shares. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially adversely affect our business, operating results and financial condition.

As a new investor, you will experience dilution as a result of this offering.

The public offering price per common share will be higher than the net tangible book value per common share prior to the offering. Consequently, if you purchase common shares in this offering at an assumed public offering price of $         per common share, you will incur immediate dilution of $         per common share, based on our capitalization as of December 31, 2012. For further information regarding the dilution of our common shares, please see the section entitled “Dilution.” In addition, you may experience further dilution to the extent that additional shares are issued upon exercise of outstanding stock options, the vesting of shares under our long term incentive plan, or if the underwriter exercises its over-allotment option.

We may lose our foreign private issuer status in the future, which would result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and related rules and regulations. In addition, as a foreign private issuer, we are exempt from many of the corporate governance requirements that apply to domestic U.S. issuers under applicable rules of The NASDAQ Global Select Market, Inc., or NASDAQ. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on December 31, 2013.

In the future, we would lose our foreign private issuer status if a majority of our shareholders and a majority of our directors or management are U.S. citizens or residents. If we were to lose our foreign private issuer status, we would have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We would be required to file periodic reports and registration statements on U.S. domestic issuer forms containing financial statements prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, with the U.S. Securities and Exchange Commission, or SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, if we lose our status as a foreign private issuer we will become subject to the NASDAQ corporate governance requirements, which are more strenuous than the corporate governance requirements under Bermuda law and those applicable to companies with shares admitted to trading on the London Stock Exchange. As a result, the regulatory and compliance costs to us may be significantly higher if we cease to qualify as a foreign private issuer.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to a domestic U.S. issuer. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in the United Kingdom under applicable securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We are an “emerging growth company” under the JOBS Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an “emerging growth company”, we may be able to take advantage of the benefits of this extended transition period.

We will remain an “emerging growth company” until the earliest to occur of any of the following: our revenue exceeds $1.0 billion; the date we issue more than $1.0 billion in non-convertible debt in a three year period; the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or the last day of our fiscal year containing the fifth anniversary of the date on which our shares become publicly traded in the United States.

Our status as an “emerging growth company” under the JOBS Act of 2012 may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because, if we convert to U.S. GAAP, we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Future equity issuances or sales of our common shares in the public market could cause our share price to decline.

If we issue equity securities in the future, including as consideration for future acquisitions or investments, the ownership interests of our existing shareholders will be diluted, and the market price of our common shares could decline. Additionally, if our shareholders sell a substantial number of our common shares in the public market after this offering, or if there is a perception that these sales or issuances might occur, the market price of our common shares could decline. Based on the number of common shares outstanding as of December 31, 2012, upon the closing of this offering, and assuming no outstanding options are exercised prior to the closing of this offering, we will have              common shares outstanding. All of the common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by our affiliates, as such term is defined in Rule 144 under the Securities Act, which will be eligible for resale subject to the volume and manner of sale limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the common shares that may be sold into the public market in the future.

Immediately following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register our common shares available for issuance under our share incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance.

Upon the completion of this offering, our common shares will be listed on two separate stock markets for the foreseeable future and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our share price; in addition, investors may not be able to easily move shares for trading between such markets.

The ordinary shares of Kofax (U.K.) are already listed and traded on the London Stock Exchange and upon completion of this offering our common shares will be listed and traded on the London Stock Exchange and The NASDAQ Global Select Market. While our shares are traded on both markets, price and volume levels for our common shares could fluctuate significantly on either market, independent of our share price or trading volume on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on either exchange and in the volumes of shares available for trading on either market. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other market without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders. In addition, while we have no current plans to do so, we may decide to delist our shares from the London Stock Exchange in the future, in which case shareholders on the London Stock Exchange may seek to sell their shares on The NASDAQ Global Select Market as the date for our delisting on the London Stock Exchange draws near, which could cause the trading price of our common shares on The NASDAQ Global Select Market to decline. Furthermore, following such de-listing, trading in our shares will be available only on The NASDAQ Global Select Market. If we are unable to continue to meet the regulatory requirements for listing on The NASDAQ Global Select Market, we may lose our listing on The NASDAQ Global Select Market, which could further impair the liquidity of our shares.

Certain of our executive officers, directors and principal shareholders will continue to have control over us after this offering and may be able to exercise significant influence over matters subject to shareholder approval.

One of our directors, William T. Comfort III, together with his affiliates, beneficially owned approximately 18.0% of our outstanding common shares as of December 31, 2012 (including 16.8% of our shares with respect to which Mr. Comfort disclaims beneficial ownership), and we expect that, upon completion of this offering, that same group will beneficially own at least     % of the combined total of our outstanding common shares (including     % of our shares with respect to which Mr. Comfort disclaims beneficial ownership), on a fully-diluted basis, assuming no exercise of the underwriter’s over-allotment option. Sales by Mr. Comfort of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common shares. In aggregating this director’s beneficial ownership with all of our executive officers and directors, together with their respective affiliates, they collectively beneficially owned approximately 23.9% of our outstanding shares as of December 31, 2012, and we expect that upon completion of this offering, that same group will beneficially own at least     % of the combined total of our outstanding common shares, on a fully-diluted basis, assuming no exercise of the underwriter’s over-allotment option (in each case, excluding     % of our shares with respect to which Mr. Comfort disclaims beneficial ownership).

Accordingly, Mr. Comfort, either alone or in combination with other executive officers and directors, together with their respective affiliates, if they act together, may be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market value of our common shares. For information regarding the ownership of our outstanding common shares by our executive officers and directors and their affiliates, please see the section entitled “Principal Shareholders.”

A change in our tax residence could have a negative effect on our future profitability.

Although we are organized under the laws of Bermuda, a British overseas territory that is an island located off the coast of the United States, we are resident in the United Kingdom for tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than the United Kingdom. Should we cease to be tax resident in the United Kingdom, we may have exposure related to unexpected tax liabilities, such as a charge of United Kingdom capital gains tax on a deemed disposal at market value of our assets and of unexpected tax charges in other jurisdictions on our income. Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge of local capital gains tax on the assets. Furthermore, while we expect we and certain of our non-U.S. subsidiaries will qualify for the benefits of the Convention Between the United States of America and the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation, etc., or the U.S.-U.K. Treaty, we have not sought or obtained a ruling from the IRS or an opinion of counsel addressing the issue, and there can be no assurances we or our non-U.S. subsidiaries will qualify for the benefits of the U.S.-U.K. Treaty.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or certain of our directors or officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Bermuda legislation regarding companies is largely based on English corporate law principles. However, there can be no assurance that Bermuda law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors. Most of our directors and some of the named experts referred to in this prospectus are not residents of the U.S., and a substantial portion of our assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. We have been advised by our special Bermuda counsel that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Furthermore, we have been advised by our special Bermuda counsel that Bermuda courts will not recognize or give effect to U.S. federal securities laws that such Bermuda courts consider to be procedural in nature, are revenue or penal laws or the application of which would be inconsistent with public policy in Bermuda. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, will not be recognized or given effect to in any action brought before a court of competent jurisdiction in Bermuda where the application of such remedies would be inconsistent with public policy in Bermuda. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because those laws do not have the force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. Shareholders of a Bermuda company may have a cause of action against us or our directors for breach of any duty in the bye-laws or any shareholders’ agreement owed personally by us to the shareholder. Directors of a Bermuda company may be liable, to the company for breach of their duties as directors to that company under the Companies Act 1981 of Bermuda, or the Bermuda Companies Act, and at common law. Such actions must, as a general rule, be brought by the company. Where the directors have carried on an act which is ultra vires or illegal, then the shareholder has the right, with leave of the court, to bring a derivative action to sue the directors on behalf of the company with any damages awarded going to the company itself. Shareholders are also able to take action against a company if the affairs of the company are being conducted in a manner which is oppressive or unfairly prejudicial to the shareholders or some number of them, and to seek either a winding-up order or an alternative remedy if a winding-up order would be unfairly prejudicial to them.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws that are to be effective upon completion of the Migration contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We have provisions in our bye-laws that may discourage a change of control.

Our bye-laws that are to be effective upon completion of the Migration contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include, among others:

•	restrictions on the time period in which directors may be nominated;

•

the inclusion in the bye-laws of provisions substantially equivalent to those contained in the UK Takeover Code, including limitations on the acquisition of additional shares above a 30% threshold, as further set out in the bye-laws;

•	our bye-laws do not permit cumulative voting in the election of directors; and

•

our bye-laws require shareholders wishing to propose a person for election as a director (other than persons proposed by our Board of Directors) to give advance written notice of nominations for the election of directors.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares. See “Description of Share Capital.”

U.S. Holders of our common shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company for U.S. federal income tax purposes.

There is a risk that we will be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our common shares and may cause a reduction in the value of such shares. For U.S. federal income tax purposes, “U.S. Holders” include individuals and various entities that are subject to U.S. federal income tax. A corporation is classified as a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of all its assets produces or are held for the production of passive income. For this purpose, passive income includes among other things, dividends, interest, certain rents and royalties, annuities, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC in any previous taxable year, and we do not expect to become a PFIC in the foreseeable future, although there can be no assurance in this regard. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any of these years. If we were classified as a PFIC, U.S. Holders of our common shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and a U.S. holder of our common shares is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances. See “Taxation—United States Taxation Consequences—Taxation of U.S. Holders—Passive Foreign Investment Company”.

Our management will have broad discretion over the use and investment of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use and investment of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these net proceeds. Our management intends to use the net proceeds from this offering for general corporate purposes. Pending this use, we intend to invest the net proceeds in short-term bank deposits or interest-bearing, investment-grade securities. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how the net proceeds from this offering are used. If the banking system or the fixed income, credit or equity markets deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.

Our share price and trading volume could decline if securities or industry analysts that follow the U.S. equity markets do not publish research or publish unfavorable or inaccurate research about our business.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Certain analysts in the U.S. markets have historically published research about our business, and we anticipate that coverage expanding in connection with our initial public offering of common shares in the U.S. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our common shares could be negatively impacted. In the event one or more of the securities or industry analysts who may cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which could cause our share price and trading volume to decline.

Our management will be required to devote substantial time to new compliance initiatives.

As a company whose shares will be publicly traded in the U.S., the Sarbanes-Oxley Act, the rules of the SEC and NASDAQ will impose various requirements on us, including requiring the establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives as well as investor relations activities. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, in the future, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. This assessment will need to include disclosure of any material weaknesses identified by management or our independent registered public accounting firm in our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an independent audit of the effectiveness of our internal control over financial reporting by our independent registered public accounting firm. Because we are an “emerging growth company” under the JOBS Act, however, so long as we retain our status as an “emerging growth company,” we are not required to comply with the audit requirements of Section 404 of the Sarbanes-Oxley Act.

Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We may determine that our current internal audit function may be insufficient, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. In prior periods there was a material weakness identified by management that led to a restatement of maintenance service revenue, and the issues identified have since been remediated. We also expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective or we are unable to obtain an unqualified audit report on our internal control over financial reporting from our independent registered public accounting firm as required under Section 404 of the Sarbanes-Oxley Act, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities. Moreover, even if we were to conclude, and our independent registered public accounting firm were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to remediate any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of U.S. public companies, could also restrict our future access to the capital markets.

We may but do not anticipate paying dividends in the foreseeable future.

We do not currently pay dividends. We last declared and paid cash dividends during our fiscal year ended June 30, 2009, when we paid approximately $2.0 million in dividends. We stopped paying dividends after fiscal 2009 and have since retained all available funds and earnings to support the operation of and to finance the growth and development of our business. Any future determination to declare dividends will be made at the discretion of our Board of Directors, subject to compliance with applicable laws and covenants under our revolving credit facility, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. We may but do not anticipate paying any dividends for the foreseeable future. As a result, a return on your investment will only occur if our share price appreciates.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance expressed or implied by these forward-looking statements, to differ.

The forward-looking statements included in the prospectus are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	our ability to successfully meet anticipated revenue levels from sales of our software licenses;

•	our ability to successfully develop, market or sell new products or adopt new technology platforms;

•	our ability to continue to grow through acquisitions or investments in other companies or technologies;

•	our ability to realize the anticipated benefits of our consummated acquisitions or investments in other companies;

•	risks related to the continued uncertainty in the global financial markets and unfavorable global economic conditions;

•	our installed customer base continuing to license additional products, renew maintenance agreements and purchase additional professional services;

•	our ability to attract and retain qualified personnel;

•	our ability to adequately manage our growth;

•	risks related to competition;

•	our ability to maintain good relations with our channel partners;

•	risks associated with our international operations and fluctuations in currency values;

•	risks related to unanticipated performance problems or bugs in our software product offerings; and

•	our ability to protect our intellectual property and proprietary rights.

These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.

You should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus. These forward-looking statements speak only as of the date of this prospectus. We do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, unless the securities laws require us to do so.

INDUSTRY AND MARKET DATA

This prospectus includes information with respect to market share and industry conditions from third-party sources, public filings and our good faith estimates, which are derived from management’s review of internal data and information, as well as the following third-party sources: Harvey Spencer Associates, an industry analyst firm focused on capture software and services; Association for Image and Information Management (AIIM), a global trade association; AberdeenGroup, an independent information technology research firm; and Forrester Research, Inc., or Forrester, a global research and advisory firm. While we believe that such information and estimates are reasonable and reliable, we have not independently verified the data from these third-party sources, including Harvey Spencer Associates, dated July 2012, CNN, March 2010, AIIM, April 2012, AIIM, November 2010, AberdeenGroup, June 2010, Gartner—The 2010 Gartner Scenario: The Current State and Future Directions of the IT Industry, May 2011, Gartner—“Magic Quadrant” for BPM, April 2011, Forrester Research, Inc.—“Wave” for Dynamic Case Management, January 2011 and Forrester Research, Inc.—The Forrester WaveTM: Multichannel Capture, Q3 2012, August 2012.

Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by independent sources. Specifically, when we refer to the relative size, regions served, number of users, experience and financial performance of our business as compared to other companies in our sector, our assertions are based upon comparisons provided by third-party sources and on management estimates, as outlined above. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed in this prospectus under the heading “Risk Factors.”

All references to “U.S. dollars” or “$” are to the legal currency of the United States; all references to “£,” “pound,” “British pound,” “pound sterling,” “p” or “pence” are to the legal currency of the United Kingdom (and “p” or “pence” shall mean one-hundredth of £1); all references to “€” or “euro” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended; and all references to “Swiss franc” are to the legal currency of Switzerland.

CORPORATE STRUCTURE

Kofax (U.K.) is currently organized as a public limited company under the laws of England and Wales. A company organized under the laws of England and Wales is not permitted to directly list its common equity (as opposed to depositary interests) on The NASDAQ Global Select Market. Accordingly, prior to the closing of this offering, Kofax (U.K.) will become a wholly-owned subsidiary of Kofax (Bermuda). Under English law, it is not possible to change the place of incorporation of Kofax (U.K.) from one jurisdiction to another, requiring us to establish Kofax (Bermuda) as the new parent company of Kofax (U.K.). Kofax (Bermuda) was incorporated solely for this purpose and, prior to the Migration, has or will have nominal assets and has had no historic operations.

The establishment of Kofax (Bermuda) as the new parent company of Kofax (U.K.) will be achieved through a scheme of arrangement under Part 26 of the U.K. Companies Act of 2006. Pursuant to the scheme of arrangement, the shareholders of Kofax (U.K.) will need to agree to have their ordinary shares in Kofax (U.K.) cancelled in consideration for (i) the issuance of common shares of Kofax (Bermuda) to the former shareholders of Kofax (U.K.) and (ii) the issuance of new shares in Kofax (U.K.) to Kofax (Bermuda). The scheme of arrangement provides for one common share of Kofax (Bermuda) to be issued in exchange for each ordinary share of Kofax (U.K.).

The scheme of arrangement will have no effect on the manner in which our business is conducted. We refer to the transactions contemplated by the scheme of arrangement throughout this prospectus as the “Migration.”

The Migration requires the approval of the shareholders of Kofax (U.K.) and the sanction of the English courts, although it only becomes effective when a copy of the order of the court approving the scheme of arrangement is delivered to the registrar of companies in England for registration. Kofax (U.K.) and Kofax (Bermuda) have agreed to be bound by the scheme of arrangement and to do what is necessary to facilitate its implementation. The approval of the shareholders of Kofax (U.K.) and the sanction of the court will have been obtained and the directors of Kofax (U.K.) will proceed to deliver the court order sanctioning the scheme of arrangement to the registrar of companies in England immediately prior to the closing of this offering. If the shareholders of Kofax (U.K.) do not vote to approve the Migration, we will not consummate this offering. Depending upon the Kofax (U.K.) share price at the effective date of the scheme of arrangement, Kofax (Bermuda) may decide to implement a share capital consolidation (also known as a reverse stock split) on a two for one basis, in respect of the common shares of Kofax (Bermuda) issued pursuant to the scheme of arrangement. This would be done in order to enable the common shares of Kofax (Bermuda) to trade initially on The NASDAQ Global Select Market at a price more readily comparable to its peers.

Following the Migration and this offering, holders of outstanding options to purchase ordinary shares of Kofax (U.K.) will be given the opportunity to exchange their options relating to ordinary shares of Kofax (U.K.) for equivalent rights relating to common shares of Kofax (Bermuda). The replacement options will be treated as having been granted at the same time as the old rights which they replace and they will become exercisable or vest on similar terms subject to the rules of the 2012 Equity Incentive Plan. If a holder of outstanding options does not elect to receive equivalent new awards, such awards will lapse.

Although Kofax (Bermuda) is incorporated in and organized under the laws of Bermuda, the directors intend that the affairs of Kofax (Bermuda) should be managed and conducted so that it will be resident in the United Kingdom for tax purposes. No guarantee can be given that Kofax (Bermuda) will be respected as a United Kingdom resident for tax purposes. See “Taxation.”

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions, and the estimated offering expenses payable by us, will be approximately $         million (or approximately $             million if the underwriter’s over-allotment option is exercised in full), assuming an initial offering price of $         per common share.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per common share would increase (decrease) the net proceeds from this offering by $         million, assuming no exercise of the underwriter’s over-allotment option and no other change to the number of common shares offered as set forth on the cover page of this prospectus. An increase (decrease) of 100,000 in the number of common shares offered by us would increase (decrease) the net proceeds to us by $         million.

We intend to use the net proceeds from this offering for general corporate purposes, including the development and introduction of new software offerings and the expansion of our marketing efforts, which may include the addition of new direct sales and service employees.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Pending our use of the net proceeds as described above, we intend to invest the net proceeds in short-term bank deposits or interest-bearing, investment-grade securities.

DIVIDEND POLICY

Our Board of Directors has discretion as to whether we will pay dividends in the future, subject to restrictions under the Bermuda Companies Act. Under the Bermuda Companies Act, we may not declare or pay dividends if there are reasonable grounds for believing that either we are, or would after the payment be, unable to pay our liabilities as they become due, or that the realizable value of our assets would thereby be less than our liabilities. See “Description of Share Capital.” In addition, our ability to declare and pay dividends is restricted by covenants in our revolving credit facility.

We do not currently pay dividends. We last declared and paid cash dividends during our fiscal year ended June 30, 2009, when we paid approximately $2.0 million in dividends. We stopped paying dividends after fiscal 2009 in order to invest in the growth of our software business, which, after the sale of our hardware business on May 31, 2011, is our sole business. Accordingly, we may but do not anticipate declaring or paying any dividends for the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2012:

•	on an actual historical basis for Kofax (U.K.);

•	on a pro forma basis to give effect to the Migration; and

•

on a pro forma as adjusted basis to give effect to the sale of the common shares we are offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses that are payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus as well as the information under “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2012 (1)
	Kofax (U.K.) Actual	Kofax (Bermuda) Pro Forma (2)	Kofax (Bermuda) Pro Forma As Adjusted (3)
		(in thousands)
Shareholders’ equity:
Share capital	$4,289	$95	$
Share premium account	14,680	18,874
ESOP/EBT shares	(18,339)	(18,339)
Treasury shares	(15,980)	(15,980)
Merger reserve	2,835	2,835
Retained earnings	219,103	219,103
Currency translation adjustment	18,830	18,830

Total shareholders’ equity	225,418	225,418

Total capitalization	$225,418	$225,418	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease as adjusted total shareholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Kofax (Bermuda) Pro Forma reflects the consummation of the Migration as of December 31, 2012. Pursuant to the Migration, one ordinary share of Kofax (U.K.) will be exchanged for one common share of Kofax (Bermuda). The adjusted par value of Kofax (U.K.)’s ordinary shares compared to the common shares of Kofax (Bermuda) results in the reduction of the Kofax (Bermuda) Pro Forma share capital amount to $95, with the balance allocated to the share premium account. The total value of the shareholders’ equity after giving effect to the Migration will not change. The Migration will take effect prior to the closing of this offering.
(3)	Kofax (Bermuda) Pro Forma As Adjusted reflects the Kofax (Bermuda) Pro Forma adjustment and the sale of Kofax (Bermuda) common shares in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of our common shares that will be issued and outstanding immediately after this offering is based on 89,544,782 common shares outstanding as of December 31, 2012, and excludes:

•

5,247,473 common shares issuable upon the exercise of outstanding options granted under the Kofax plc 2000 Share Option Plan and 125,000 common shares issuable upon the exercise of outstanding options granted under the 2012 Equity Incentive Plan at a weighted average exercise price of 209 pence ($3.37, based on the exchange rate on December 31, 2012) per share; and

•	3,301,999 common shares issuable pursuant to outstanding awards granted under the Kofax plc 2007 Long Term Incentive Plan.

DILUTION

If you invest in our common shares, your ownership interest will be diluted for each common share you purchase to the extent of the difference between the initial public offering price per common share and our net tangible book value per common share after this offering.

Our adjusted net tangible book value as of December 31, 2012, on a pro forma as adjusted basis, after giving effect to the Migration, was $         million, or $         pro forma as adjusted per common share of Kofax (Bermuda). Pro forma as adjusted net tangible book value per share represents the amount of our total tangible assets less our total liabilities after giving effect to the Migration, divided by the pro forma as adjusted number of common shares outstanding as of December 31, 2012.

After giving effect to the sale of              common shares in this offering at the initial public offering price of $         per common share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2012 would have been $         million, or $         per share.

This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $         per share to new investors purchasing common shares in this offering at the initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma as adjusted net tangible book value as of December 31, 2012	$
Pro forma as adjusted increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to the Migration and this offering by $         million, or approximately $         per share, and the dilution per share to investors in this offering by approximately $         per share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. An increase (decrease) of 100,000 in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $         million, or approximately $         per share, and the dilution per share to investors in this offering by approximately $         per share. The adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the Migration and the actual initial public offering price of our shares and other terms of this offering determined at pricing.

If the underwriter exercises its over-allotment option in full in this offering, our pro forma as adjusted net tangible book value per share will be $        , representing an immediate increase in pro forma as adjusted net tangible book value per share attributable to this offering of $         per share to our existing shareholders and an immediate pro forma as adjusted dilution per share to new investors in this offering of $         per share.

The following table summarizes, on a pro forma as adjusted basis, after giving effect to the Migration, and the sale of              shares in this offering, the differences as of December 31, 2012, between our existing shareholders and the new investors with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid. The total number of our shares does not include any shares issuable pursuant to the exercise of the over-allotment option granted to the underwriter.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New Investors

Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per share paid by all shareholders by $         million, $         million and $        , respectively, assuming no change in the number of shares sold by us as set forth on the cover page of this prospectus and without deducting the estimated underwriting discounts and commissions and the offering expenses payable by us. An increase (decrease) of 100,000 shares offered by us would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all shareholders by $         million. If the underwriter exercises its over-allotment option in full, our existing shareholders would own approximately     % and our new investors would own approximately     % of the total number of our shares outstanding after this offering, on a pro forma as adjusted basis.

The above tables and discussion exclude, as of December 31, 2012:

•

5,247,473 common shares issuable upon the exercise of outstanding options granted under the Kofax plc 2000 Share Option Plan and 125,000 common shares issuable upon the exercise of outstanding options granted under the 2012 Equity Incentive Plan at a weighted average exercise price of 209 pence ($3.37, based on the exchange rate on December 31, 2012) per share; and

•	3,301,999 common shares issuable pursuant to outstanding awards granted under the Kofax plc 2007 Long Term Incentive Plan.

If all of these options had been exercised, and other equity incentive shares had vested on December 31, 2012, our net tangible book value would have been approximately $         million, or $         per share, and the dilution in net tangible book value to new investors would have been $         per share.

MARKET FOR OUR SHARES

The ordinary shares of Kofax (U.K) began trading in the United Kingdom on AIM (the London Stock Exchange’s international market for small growing companies) in 1996 and subsequently transferred to the main market of the London Stock Exchange on December 8, 1997. The current stock symbol on the London Stock Exchange is “KFX.L.” Historical reports of transactions of Kofax (U.K.) shares are available on the London Stock Exchange under the symbol “KFX.L.”

The common shares of Kofax (Bermuda) will trade on the London Stock Exchange under the symbol “KFX.L” and on The NASDAQ Global Select Market under the symbol “KFX” after the effective date of the registration statement to which this prospectus relates.

The following table lists the high and low sales prices and the average daily trading volume on the London Stock Exchange for the ordinary shares of Kofax (U.K.) for the last six months; the last eight fiscal quarters; and the last five fiscal years. Prices indicated below with respect to Kofax (U.K.)’s ordinary share price include inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. All prices are quoted in pence and U.S. dollars using the exchange rate on the applicable trading date.

Period	Pence		U.S. Dollars		Average Daily Trading Volume
	High	Low	High	Low
Monthly
January 31, 2013	307.50	280.00	$4.88	$4.49	75,905
December 31, 2012	296.00	275.00	4.81	4.43	61,471
November 30, 2012	289.00	270.00	4.60	4.32	123,882
October 31, 2012	309.50	282.25	4.98	4.55	76,153
September 30, 2012	307.75	266.00	4.99	4.23	245,811
August 31, 2012	285.00	265.25	4.46	4.21	97,855

Quarterly
December 31, 2012	309.50	270.00	4.98	4.32	88,201
September 30, 2012	307.75	248.25	4.99	3.86	161,175
June 30, 2012	315.50	236.50	5.02	3.80	236,613
March 31, 2012	336.25	233.50	5.31	3.65	204,409
December 31, 2011	299.75	215.50	4.74	3.46	263,521
September 30, 2011	503.00	250.00	8.11	4.05	330,374
June 30, 2011	536.00	435.80	8.64	7.14	143,876
March 31, 2011	532.00	290.00	8.54	4.49	427,824

Yearly
June 30, 2012	503.00	215.50	8.11	3.46	259,564
June 30, 2011	536.00	230.00	8.64	3.55	223,269
June 30, 2010	270.00	129.00	4.01	2.09	148,648
June 30, 2009	214.00	101.00	3.75	1.50	124,400
June 30, 2008	229.00	138.50	4.52	2.71	182,759

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The tables below present the selected historical consolidated financial data of Kofax (U.K.) and its consolidated subsidiaries, which upon effectiveness of the Migration and prior to consummation of this offering, directly or indirectly, will be wholly-owned subsidiaries of Kofax (Bermuda). The selected historical consolidated financial data of Kofax (U.K.) and its consolidated subsidiaries as of December 31, 2012 and for the six months ended December 31, 2012 and December 31, 2011 have been derived from Kofax (U.K.)’s unaudited consolidated income statements, statements of financial position and statements of cash flows for those periods, which are included elsewhere in this prospectus. The selected historical consolidated financial data of Kofax (U.K.) and its consolidated subsidiaries as of June 30, 2012 and 2011, and for the years ended June 30, 2012 and 2011 has been derived from Kofax (U.K.)’s audited consolidated income statements, statements of financial position and statements of cash flows for those periods, which are included elsewhere in this prospectus. The consolidated financial statements have been prepared and presented in accordance with IFRS as issued by the IASB. As an emerging growth company, we are not required to present, and have not presented, selected financial data for any period prior to our most recently completed two fiscal years.

On May 31, 2011, Kofax (U.K.) completed the disposition of its hardware business to an investor group composed of an unrelated third party and members of that business’ management team. The operating results of this business have been reclassified and reported as discontinued operations in the consolidated income statements for all periods presented and are not included in the data provided below.

The following selected historical consolidated financial data should be read in conjunction with our audited consolidated historical financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this prospectus. The historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Six Months Ended		Fiscal Year Ended
	December 31, 2012	December 31, 2011	June 30, 2012	June 30, 2011
	(unaudited)
	(in thousands, except per share data)
Software licenses	$47,149	$57,518	$117,255	$117,233
Maintenance services	60,680	57,061	113,784	101,191
Professional services	16,010	13,941	31,442	25,518

Total revenue	123,839	128,520	262,481	243,942

Cost of software licenses	4,726	5,260	11,301	10,869
Cost of maintenance services	8,763	8,082	16,420	15,891
Cost of professional services	14,130	12,103	26,784	23,279
Research and development	16,904	16,532	33,804	31,950
Sales and marketing	48,205	48,647	96,292	91,666
General and administrative	19,235	20,641	39,096	33,320
Amortization of acquired intangible assets	3,226	1,905	5,190	3,213
Acquisition-related costs	2,943	1,774	5,870	863
Restructuring costs	—	4,776	4,917	3,182
Other operating expenses, net	1,857	795	669	1,959

Operating costs and expenses	119,989	120,515	240,343	216,192

	Six Months Ended		Fiscal Year Ended
	December 31, 2012	December 31, 2011	June 30, 2012	June 30, 2011
	(unaudited)
	(in thousands, except per share data)
Income from operations	3,850	8,005	22,138	27,750

Finance income (expense), net	(1,779)	3,508	5,294	(1,737)

Income from continuing operations, before income taxes	2,071	11,513	27,432	26,013
Income tax expense	(2,440)	(4,358)	(9,995)	(8,741)

Income (loss) from continuing operations, after income taxes	(369)	7,155	17,437	17,272
Loss from discontinued operations, net of tax	—	(639)	(1,413)	(10,188)

Income (loss) attributable to equity holders	$(369)	$6,516	$16,024	$7,084

Earnings (loss) per Share Attributable to Equity Holders:
Basic	$(0.00)	$0.08	$0.19	$0.09
Diluted	$(0.00)	$0.07	$0.18	$0.08

Earnings (loss) per Share From Continuing Operations, after income taxes:
Basic	$(0.00)	$0.08	$0.21	$0.21
Diluted	$(0.00)	$0.08	$0.20	$0.20

	As of
	December 31, 2012	June 30, 2012	June 30, 2011
	(unaudited)
	(in thousands)
Cash and cash equivalents	$87,031	$81,122	$98,274
Working capital (1)	48,303	43,008	52,414
Total assets	350,235	357,777	359,322
Total shareholders’ equity	225,418	217,940	213,680

	Six Months Ended		Fiscal Year Ended
	December 31, 2012	December 31, 2011	June 30, 2012	June 30, 2011
	(unaudited)
	(in thousands)
Cash flows from operations	$9,205	$688	$18,776	$35,580

(1)	Working capital is defined as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Historical Consolidated Financial Data” and the Kofax (U.K.) and Kofax (Bermuda) consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of capture and business process management (BPM) software and related maintenance and professional services. Our software allows businesses, government agencies, and other organizations to design, deploy, and operate comprehensive systems of engagement to optimize interactions with their customers, citizens, vendors, employees and other parties (collectively, constituents). These solutions automate the labor-intensive processes needed to capture and extract information, as well as understand, act upon and deliver the extracted information to enterprise software applications and content repositories. Our software streamlines critical information processing, which allows our users to be more responsive to their constituents, provide better service, gain competitive advantage and grow their organizations while reducing a user’s costs and improving its regulatory compliance. As a result of these benefits, many of our users achieve a relatively quick return on investment.

We operate on a global basis, and as of December 31, 2012, we had 1,198 employees located in 31 countries. We utilize a hybrid go-to-market model that delivers our software and services through both our direct sales and service employees and an indirect channel of more than 800 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of December 31, 2012. We have approximately 20,000 active installations of our software with users in banking, insurance, government, healthcare, supply chain (manufacturing, distribution, retail and logistics), business process outsourcing and other vertical markets, including 66 of the Fortune Global 100 companies.

We began operations in Switzerland in 1985 as a distributor of document imaging hardware and maintenance services under the name Dicom AG. We listed our ordinary (i.e., common) shares on AIM (the London Stock Exchange’s international market for smaller growing companies) in 1996 and subsequently transferred to the main market of the London Stock Exchange in 1997. Since then we have maintained a Premium Listing, which requires meeting the UK’s highest standards of regulation and corporate governance. We subsequently expanded into the distribution of related software products and services and eventually became an independent software vendor through the acquisition of a number of software businesses beginning in 1999.

Our business has expanded, in part, as a result of acquisitions of, or investments in, other companies. In recent years, we have acquired the following software companies: OptiInvoice Digital Technology AB (October 2008), 170 Systems, Inc. (September 2009), Atalasoft, Inc. (May 2011) and Singularity Limited (December 2011). We expect to continue to make additional acquisitions of companies, products and technologies, as well as investments in other businesses.

On May 31, 2011, Kofax (U.K.) completed the disposition of its hardware business to an investor group composed of an unrelated third party and members of that business’ management team. The operating results of this business have been reclassified and reported as discontinued operations in the consolidated income statements for all periods presented, and are not included in the information provided below.

The capture and BPM markets are highly competitive software product and service markets, and we compete against many global competitors that are larger than us and better financed. These markets are characterized by technological innovation, which requires companies to introduce and/or acquire new products and functionality to remain competitive, and extensive intellectual property litigation. We are a global company with significant level of operations outside the U. S., which subjects us to risks and uncertainties, including global market conditions, and which may subject us to additional costs.

We believe that the ongoing challenges for our business include our ability to grow our customer base and associated revenue, both from channel partners and our direct sales organization; expand our product offerings in response to market demands; expand our expertise in new and existing industries to which we sell; and to remain a leader in the BPM market. We have been affected by uncertainty in global financial markets and unfavorable global economic conditions, particularly in many Southern European countries, and we continue to face challenges in those locations.

To support our growth and successfully address these challenges we plan to:

•	continue to invest in our direct sales force and marketing professionals;

•	further develop our relationships with our channel partners;

•	continue to devote resources to ensuring the continued high level satisfaction of our existing customer base;

•	continue to invest in our research and development resources;

•	expand our product offerings, including through the development of mobile capabilities and SaaS product offerings; and

•

continue to closely monitor and assess our operations, notably our sales and services offerings, in regions and markets where unfavorable global economic conditions have adversely affected us, and may continue to do so.

In addition to the growth and management of our organic operations discussed above, we believe that strategic acquisitions will allow us to better serve the needs of our users, expand our software offerings, augment our routes to market, expand our market opportunities, and broaden our user base. In the future we intend to evaluate and pursue such opportunities.

Key Financial and Operational Metrics

We manage our business by focusing on several key financial measures. These financial measures include both IFRS based financial measures and non-IFRS measures. The non-IFRS measures, including the basis for why we review them, and how they reconcile to IFRS measures, are discussed in more detail in this prospectus, in “Summary Historical Consolidated Financial Data—Non-IFRS Measures”. The following are key financial measures that we review when assessing our financial performance.

Revenue

We generate revenue from licensing the right to use our software products as well as from maintenance and professional services. Our revenue is generated through a hybrid go-to-market model. In the fiscal year ended June 30, 2012 we derived approximately 41% of our total revenue from direct sales and approximately 59% from sales made through our indirect channel, and in the fiscal year ended June 30, 2011 we derived approximately 34% of our total revenue from direct sales and approximately 66% from sales made through our indirect channel. We have employees located in 31 countries, including sales and service personnel in most of those countries. Our indirect channel is composed of more than 800 authorized resellers, original equipment manufacturer partners and distributors located in more than 75 countries. Our channel partners, many of whom are long-standing partners, make sales that are limited to a single geographic region, business unit, line of business, function, or department. Our direct sales force often sells software and services that often encompass multiple regions, business units, lines of business, functions or departments, including, at times, enterprise-wide arrangements. The volume of licenses sold by our channel partners is larger than the volume sold by our direct sales force, which makes our revenue from channel partner sales less reliant on any particular customer. Because they sell a higher volume of software with relatively lower average selling prices, the aggregate revenue generated by these channel partners is generally subject to less volatility than the aggregate revenue generated by our direct sales force, which focuses on selling software with relatively higher average selling prices. We also receive royalty revenue from a number of original equipment manufacturers, many of whom are also longstanding channel partners, who include our software in the offerings that they sell to their customers.

Software licenses revenue has historically fluctuated on a quarterly basis, and we expect that it will continue to fluctuate on a quarterly basis, due to seasonality, which historically has resulted in higher software license revenue in our second and fourth fiscal quarters as well as uncertain and inconsistent timing of large transactions. In order to recognize software licenses revenue, the following conditions must be met: evidence of the arrangement must exist; the fees must be fixed and determinable; collectability is probable; the fair value attributable to the undelivered products or services can be measured reliably; and delivery of the software licenses must have occurred.

Maintenance services include software license updates and upgrades, including bug fixes, on a “when and if available” basis, as well as our providing support of customer inquiries. Our maintenance service agreements typically cover a one-year period, and we have experienced a consistent and high level of renewal of our customer maintenance agreements in fiscal 2012 and fiscal 2011. We generally price our maintenance services, and the associated renewals, on a consistent percentage of the associated software license fee. Payments for maintenance services are generally made at the outset of the maintenance service period and are non-refundable. Maintenance services revenue is earned ratably over the period of maintenance agreement.

Professional services revenue is derived from the provision of software implementation services, including data migration and business process assessments, from follow on services that our customers purchase from us from time to time, as well as from customer training. Our professional service engagements are predominantly sold on a time and materials basis with some sold on a fixed price basis. Fees for professional services are charged separately from fees for software licenses and maintenance services. Professional services contracted under time and material projects are recognized as the services are performed. With respect to professional services contracted on a fixed price basis, we have significant experience in providing these services and are able to estimate the stage of completion. Accordingly, we realize the revenue and profit on fixed price professional service engagements on a milestone basis.

Our operations and our customers are located around the world. Our global presence allows our local operating subsidiaries to contract with and service customers in their local market. We monitor our sales based on the following regions: the Americas, which is composed predominantly of the United States; Europe, including the Middle East and Africa (collectively, EMEA); and Asia Pacific (APAC). The geographic mix of our revenue in fiscal 2012, based on the locations of our customers, was as follows: Americas 53.4%, EMEA 39.5% and APAC 7.1%.

Constant Currency Revenue

A significant portion of our revenue is contracted and denominated in currencies other than the U.S. dollar, which are converted into U.S. dollars based on the average foreign currency exchange rates during the period the revenue is recognized. We also evaluate our revenue performance based on a constant currency presentation, under which the total revenue for each period being compared is converted into U.S. dollars at the same foreign currency exchange rate. While the average annual exchange rates for those currencies in which we transact our business outside of the United States did not change significantly in fiscal 2012 as compared to fiscal 2011, in some instances there was a greater change when comparing a quarter to the same quarter in the prior year. Our total revenue reported under IFRS decreased 3.6% in the six months ended December 31, 2012 as compared to the six months ended December, 2011. If exchange rates had been unchanged during these two periods, our total revenue would instead have decreased 1.6%. Our total revenue reported under IFRS increased 7.6% in the fiscal year ended June 30, 2012 as compared to the fiscal year ended June 30, 2011. If exchange rates had been unchanged during these two periods, our total revenue would instead have increased 7.5%. See “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency”, elsewhere in this prospectus for additional information regarding currency fluctuation exposure.

Income from Continuing Operations and Earnings per Share Data

In addition to the assessment of revenue as discussed above, management and the Board of Directors also review certain results from operations, including our income from continuing operations and earnings per share data.

Our income from continuing operations decreased from income of $7.2 million in the six months ended December 31, 2011 to a loss of $0.4 million in the six months ended December 31, 2012, a reduction of $7.5 million. That reduction of $7.5 million is a result of a net reduction of $5.3 million due to finance income (expense), net which decreased due to a change in foreign exchange rates during the comparative periods, and a decrease of $4.1 million is a result of our income from operations that decreased due to a reduction in our revenue in the six months ended December 31, 2012. Those decreases were partially offset by reduced income tax expense of $1.9 million. The earnings per share decreased in the six month period ended December 31, 2012, generally in proportion to the reduction in the income (loss) from continuing operations, after income taxes for the periods.

Our income from continuing operations was relatively consistent in fiscal 2012 and fiscal 2011, with increases in our total revenue and increases in our finance income (expense), net, offset by operating expense increases. The earnings per share from continuing operations was also consistent during fiscal 2012 and fiscal 2011, as our share count did not change significantly in fiscal 2012.

Organic Results of Operations

When we acquire a company, we include in our consolidated income statement their operating results beginning on the date of acquisition. Accordingly, when reviewing our period to period results, our prior results are not necessarily comparable to the current period results. Management reviews the comparable results of operations on a basis including the results of the acquired companies, and also on a basis that excludes the results of the acquired companies. The results excluding the acquired companies are referred to as organic results. For purposes of measuring our organic performance for the six months ended December 31, 2012 compared to the six months ended December 31, 2011, we have excluded all results for Singularity (acquired in December 2011). For purposes of measuring our organic performance for fiscal 2012 against fiscal 2011, we have excluded all results for Singularity and Atalasoft (acquired in May 2011).

Adjusted Income from Operations and Adjusted Cash Flows from Operations

Adjusted income from operations is our income from operations, excluding the effect of share-based payment expense, depreciation expense, amortization of acquired intangible assets, acquisition-related costs, restructuring costs and other operating expense, net. This financial measure is used by us to evaluate our financial operating performance, both in terms of absolute dollars and as a percentage of revenue. The Board of Directors and management utilize IFRS and non-IFRS measures to facilitate our determination of our allocation of resources, to measure our actual performance against budgeted and forecasted financial plans and to establish and measure management’s compensation. The following table presents our total revenue, adjusted income from operations and adjusted income from operations as a percentage of total revenue:

	Six Months Ended		Fiscal Year Ended
	December 31, 2012	December 31, 2011	June 30, 2012	June 30, 2011
	(in thousands, except percentages)
Total revenue	$123,839	$128,520	$262,481	$243,942
Adjusted income from operations	$16,115	$22,620	$48,490	$46,270
Adjusted income from operations as a percentage of total revenue	13.0%	17.6%	18.5%	19.0%

Adjusted income from operations as a percentage of total revenue is a comparable metric when assessing period to period performance or to allow comparison with companies of varying size as it compares our performance as a percentage of the associated revenue during any given period. Adjusted income from operations, as expressed in dollars, decreased $6.5 million in the six months ended December 31, 2012 as compared to the six months ended December 31, 2011, and our adjusted income from operations as a percentage of total revenue decreased to 13.0% from 17.6%. Adjusted income from operations, as expressed in dollars, increased $2.2 million in fiscal 2012 compared to fiscal 2011, and our adjusted income from operations as a percentage of total revenue decreased to 18.5% compared to 19.0%. The decrease in adjusted income from operations as a percentage of total revenue was due to our relative growth in expenses exceeding that of our revenue.

We closely monitor our cash balances and the sources and uses of our cash flows, including our adjusted cash flows from operations. Our adjusted cash flows from operations in the six months ended December 31, 2012 and December 31, 2011 were $14.9 million and $2.0 million, respectively. Our adjusted cash flows from operations generated $34.3 million and $34.8 million in fiscal 2012 and fiscal 2011, respectively. Our adjusted income from operations comprises the majority of our adjusted cash flows from operations, with the primary difference arising from changes in working capital. Additional discussion of our cash flows from operations, including changes in components of our working capital is discussed below in “—Liquidity and Capital Resources”.

RESULTS OF OPERATIONS

Revenue

The following table presents the revenue for each fiscal period noted, along with the percentage change compared to the prior fiscal period. Revenue is presented for each financial statement line item, as well as in total for each of our geographic regions.

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Software licenses	$47,149	$57,518	(18.0%)	$117,255	$117,233	—%
Maintenance services	60,680	57,061	6.3%	113,784	101,191	12.4%
Professional services	16,010	13,941	14.8%	31,442	25,518	23.2%

Total revenue	$123,839	$128,520	(3.6%)	$262,481	$243,942	7.6%

Percentage of Total Revenue
Software licenses	38.1%	44.8%	(6.7%)	44.7%	48.1%	(3.4%)
Maintenance services	49.0%	44.4%	4.6%	43.3%	41.5%	1.8%
Professional services	12.9%	10.8%	2.1%	12.0%	10.5%	1.5%

Total revenue	100.0%	100.0%		100.0%	100.0%

Revenue by Geography
Americas	$67,109	$70,652	(5.0%)	$140,125	$128,321	9.2%
EMEA	47,683	49,013	(2.7%)	103,789	97,400	6.6%
APAC	9,047	8,855	2.2%	18,567	18,221	1.9%

Total revenue	$123,839	$128,520	(3.6)%	$262,481	$243,942	7.6%

Geography as a Percentage of Total Revenue
Americas	54.2%	55.0%	(0.8%)	53.4%	52.6%	0.8%
EMEA	38.5%	38.1%	0.4%	39.5%	39.9%	(0.4%)
APAC	7.3%	6.9%	0.4%	7.1%	7.5%	(0.4%)

Total revenue	100.0%	100.0%		100.0%	100.0%

Total revenue decreased $4.7 million, or 3.6%, in the six months ended December 31, 2012 compared to the six months ended December 31, 2011. Organic revenue decreased $11.2 million, or 8.8%, partially offset by an increase of $6.6 million of revenue associated with our acquisition of Singularity. The decrease in organic revenue is attributable to a decrease of $12.0 million in software licenses revenue and a decrease of $0.8 million in professional services revenue offset in part by an increase of $1.6 million in maintenance services revenue.

Software licenses revenue decreased $10.4 million, or 18.0%, in the six months ended December 31, 2012 compared to the six months ended December 31, 2011 as organic software licenses revenue decreased $12.0 million, or 21.1%, due to declines in organic revenue from all geographies offset by a $1.7 million increase of software licenses revenue associated with our acquisition of Singularity. The decrease in organic software licenses revenue was due to a combination of a weak global economic environment and to sales execution issues. Software licenses revenue, as a percentage of total revenue, decreased 6.7% in the six months ended December 31, 2012, due to the weakness in license sales compared to the relative stability of our maintenance services revenue and the growth in professional services revenue.

Maintenance services revenue increased $3.6 million in the six months ended December 31, 2012 compared to the six months ended December 31, 2011 due to a $1.6 million, or 2.8%, increase in organic maintenance services and a $2.0 million increase associated with our acquisition of Singularity. Our organic maintenance services revenue, on a constant currency basis, increased in each of our geographies, due primarily to continued high maintenance contract renewal rates as well as the expansion of our user base.

Professional services revenue increased $2.1 million in the six months ended December 31, 2012 compared to the six months ended December 31, 2011. The increase was attributable to $2.9 million associated with our acquisition of Singularity, partially offset by a reduction of $0.8 million, or 6.1%, in our organic professional services. Many, but not all, of our professional services are associated with new software license sales, with the timing of revenue recognition of our professional services often lagging that of our software licenses revenue. Accordingly, the decrease in our organic professional services has followed the relative pattern of the decrease in our software licenses revenue.

Total revenue increased $18.5 million in fiscal 2012 compared to fiscal 2011. Of this increase, $3.8 million was attributable to organic growth and the remaining increase of $14.7 million was attributable to our acquisitions of Singularity and Atalasoft. Our organic growth was driven by an increase in our maintenance services revenue of $9.3 million and an increase in our professional services revenue of $1.0 million, partially offset by a decrease of $6.3 million in our software licenses revenue.

Software licenses revenue was essentially unchanged in fiscal 2012 compared to fiscal 2011. Our software licenses revenue benefited from $6.4 million of revenue attributable to our acquisitions of Singularity and Atalasoft. Our organic software licenses revenue declined by approximately the same amount, representing a 5.5% decrease. Organic software licenses revenue declined in the Americas, EMEA and APAC regions by $2.1 million, $2.5 million and $1.8 million, respectively due to a combination of a weak global economic environment and to sales execution issues, including not progressing transactions through the pipeline to timely closure. Our software licenses revenue, as a percentage of total revenue, decreased 3.4% in fiscal 2012, due to the expansion of our maintenance services and professional services.

Maintenance services revenue increased $12.6 million in fiscal 2012 compared to fiscal 2011. Of this increase, $9.3 million was attributable to organic growth, a 9.2% increase from fiscal 2011, and $3.3 million was attributable to our acquisitions of Singularity and Atalasoft. The strength in our organic maintenance services revenue was due to high maintenance contract renewal rates, as well as to the expansion of our user base, including the effect of new sales in fiscal 2012 and fiscal 2011. Organic maintenance services revenue increased in all geographic regions in fiscal 2012, with revenue for the Americas, EMEA and APAC regions increasing $6.7 million, $0.9 million and $1.7 million, respectively.

Professional services revenue increased $5.9 million in fiscal 2012 compared to fiscal 2011. Of this increase, $4.9 million was attributable to our acquisition of Singularity, supplemented by organic growth of professional services revenue of $1.0 million, or 3.8%. Many, but not all, of our professional services are associated with new software license sales, with the timing of revenue recognition of our professional services often lagging that of our software license revenue. Our fiscal 2012 organic growth was primarily due to strong demand for our professional services in the Americas, resulting in an increase of $3.0 million, offset, in part, by a reduction of organic professional services revenue of $1.8 million in EMEA, and $0.2 million in APAC, due to a weak global economic environment and to sales execution issues.

Costs and Expenses

Cost of Software Licenses

Cost of software licenses primarily consists of royalties to third-party software developers as well as personnel costs related to the distribution of our software licenses. The following table reflects cost of software licenses revenue, in dollars and as a percentage of software licenses revenue:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Cost of software licenses	$4,726	$5,260	(10.2%)	$11,301	$10,869	4.0%

As a percentage of software licenses revenue	10.0%	9.1%		9.6%	9.3%

Cost of software licenses decreased by $0.5 million, or 10.2%, in the six months ended December 31, 2012 compared to the six months ended December 31, 2011. The decrease is generally in line with the decrease in our software license revenue. Royalty rates for products vary, and accordingly, based on the mix of software licenses sold, the cost of software licenses as a percentage of the software license revenue will vary.

Cost of software licenses revenue increased by 4.0% in fiscal 2012 compared to fiscal 2011 due to increase of sales of royalty bearing products. Royalty rates for products vary, and accordingly, based on the mix of software licenses sold, the cost of software licenses revenue as a percentage of the software licenses revenue will vary.

Cost of Maintenance Services

Cost of maintenance services primarily consists of personnel costs for our staff of professionals who manage our customer inquiries as well associated costs such as facilities and related overhead charges. The following table shows cost of maintenance services, in dollars and as a percentage of maintenance services revenue:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Cost of maintenance services	$8,763	$8,082	8.4%	$16,420	$15,891	3.3%

As a percentage of maintenance services revenue	14.4%	14.2%		14.4%	15.7%

Cost of maintenance services increased $0.7 million, or 8.4%, in the six months ended December 31, 2012 compared to the six months ended December 31, 2011 due to $0.4 million of costs associated with our acquisition of Singularity, as well as to our organic costs having increased by $0.3 million, or 3.7%, which was in line with our growth of organic maintenance services revenue.

Cost of maintenance services increased $0.5 million in fiscal 2012 compared to fiscal 2011 due to $0.8 million of costs associated with our acquisition of Singularity and Atalasoft offset in part by a $0.3 million decrease in our organic expenses as we better leveraged our existing resources to manage customer support inquiries from our expanding organic customer base.

Cost of Professional Services

Cost of professional services primarily consists of personnel costs for our staff of consultants and trainers, other associated costs such as facilities and related overhead charges, travel related expenses and the cost of contractors, whom we engage from time to time to assist us in delivering professional services. The following table shows cost of professional services, in dollars and as a percentage of professional services revenue:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Cost of professional services	$14,130	$12,103	16.7%	$26,784	$23,279	15.1%

As a percentage of professional services revenue	88.3%	86.8%		85.2%	91.2%

Cost of professional services increased $2.0 million, or 16.7%, in the six months ended December 31, 2012 compared to the six months ended December 31, 2011 due to $2.6 million of costs associated with our acquisition of Singularity, offset in part by a $0.6 million decrease in our organic cost of professional services. Our gross margin on professional services decreased from 13.2% in the six months ended December 31, 2011 to 11.7% in the six months ended December 31, 2012 as we were not able to deploy our resources as efficiently because the professional services revenue has not increased as fast as we had expected.

Cost of professional services increased in fiscal 2012 compared to fiscal 2011 due to $3.6 million of costs associated with our acquisition of Singularity, offset by a $0.1 million decrease in costs for our organic professional services. Singularity’s professional services are delivered by personnel who reside in a lower labor cost market, and those professional services provided a gross margin of 26.3%. Our gross margin on organic professional services increased from 8.8% in fiscal 2011 to 12.7% in fiscal 2012 as we were able to leverage our existing staff more efficiently, allowing us to keep our organic costs relatively flat, while growing our organic professional services revenue by $1.0 million.

Research and Development

Research and development expenses consist primarily of personnel costs incurred in connection with the design, development, testing and documentation of our software products as well associated costs such as facilities and related overhead charges. Our research and development expenses have been expensed as incurred. The following table shows research and development expense, in dollars and as a percentage of total revenue:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Research and development expense	$16,904	$16,532	2.3%	$33,804	$31,950	5.8%

As a percentage of total revenue	13.6%	12.9%		12.9%	13.1%

Research and development expenses increased $0.4 million, or 2.3%, in the six months ended December 31, 2012 compared to the six months ended December 31, 2011 due to $1.7 million of costs associated with our acquisition of Singularity, partially offset by a $1.3 million, or 8.3%, decrease in organic research and development expenses. The decrease in organic research and development is consistent with our strategy of moving development of certain of our more mature products to offshore sites with lower labor costs so that we can better focus on expanding our products beyond the traditional capture market.

Research and development expenses for fiscal 2012 compared to fiscal 2011, increased primarily due to our acquisitions of Singularity and Atalasoft, which contributed $2.7 million of expenses. Our organic research and development expenses decreased $0.8 million, or 2.5%, despite our having increased the number of our research and development personnel as we continue our historic strategy of moving the development of certain of our more mature products to offshore sites with lower labor costs. That transition to offshore resources included the opening of a software development center in St. Petersburg, Russia, which had 33 personnel as of June 30, 2012. Our acquisition of Singularity included a 48 member research and development team in Hyderabad, India as of June 30, 2012, again furthering our strategy of locating certain development to offshore sites with lower labor costs.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs related to our sales and marketing staff, costs for trade shows, advertising and other lead generating activities, as well as associated costs such as facilities and related overhead charges. The following table shows sales and marketing expense, in dollars and as a percentage of total revenue:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Sales and marketing expense	$48,205	$48,647	(0.9%)	$96,292	$91,666	5.0%

As a percentage of total revenue	38.9%	37.9%		36.7%	37.6%

Sales and marketing expenses remained relatively flat in the six months ended December 31, 2012 compared to the six months ended December 31, 2011 as we integrated singularity sales and marketing operations into our organic operations while achieving savings from effecting efficiencies in our sales operations and $0.9 million lower costs associated with the strengthening of the U.S. dollar compared to other currencies.

Sales and marketing expenses for fiscal 2012 compared to fiscal 2011 increased primarily due to our acquisitions of Singularity and Atalasoft, which contributed $4.2 million of expenses, as well as an increase in organic expenses of $0.4 million, or 0.5% generally in line with revenue growth.

General and Administrative

General and administrative expenses consist primarily of personnel costs for our executive, finance, human resource and legal functions, as well as associated costs such as facilities and related overhead charges. Also included in general and administrative expenses are costs associated with legal, accounting and tax preparation and advisory fees. The following table shows general and administrative expense, in dollars and as a percentage of total revenue:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
General and administrative expense	$19,235	$20,641	(6.8%)	$39,096	$33,320	17.3%

As a percentage of total revenue	15.5%	16.1%		14.9%	13.7%

General and administrative expenses decreased $1.4 million, or 6.8%, in the six months ended December 31, 2012 compared to the six months ended December 31,2011 due to a $1.8 million decrease in our organic costs partially offset by $0.4 million of costs associated with our acquisition of Singularity. The decrease in our organic costs was attributable to a number of factors, including a reduction of $1.4 million associated with legal, accounting and tax preparation fees and a $0.6 million decrease in share-based payment expense.

General and administrative expenses for fiscal 2012 compared to fiscal 2011 increased $5.8 million, of which $1.4 million was attributable to our acquisitions of Singularity and Atalasoft. Organic general and administrative expenses increased $4.4 million. We historically allocated general and administrative expenses between our hardware and software business segments. Following the May 2011 sale of our hardware business, our software business had to absorb all general and administrative expenses which resulted in a $6.1 million increase. This increase was partially offset by a $1.7 million reduction in our organic general and administrative expenses, primarily due to a savings in compensation costs.

Amortization of Acquired Intangible Assets

We recognize amortization expense relating to our acquired intangible assets using the straight-line method over the estimated useful life of the respective asset. Our intangible assets include acquired contractual and customer relationships, technology and trade names, each based on their fair values ascribed in accounting for the initial business combination. The following table shows expense related to the amortization of acquired intangible assets, in dollars and as a percentage of total revenue:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Amortization of acquired intangible assets	$3,226	$1,905	69.3%	$5,190	$3,213	61.5%

As a percentage of total revenue	2.6%	1.5%		2.0%	1.3%

Amortization of acquired intangible assets increased $1.3 million in both the six months ended December 31, 2012 compared to the six months ended December 31, 2011 and in fiscal 2012 compared to fiscal 2011 primarily due to the amortization of acquired intangible assets arising from our acquisition of Singularity.

Acquisition-related costs

Acquisition-related costs include those costs related to business and other acquisitions and consist of (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions and (ii) transition compensation costs. The following table shows acquisition-related costs, in dollars and as a percentage of total revenue:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Acquisition-related costs	$2,943	$1,774	65.9%	$5,870	$863	580.2%

As a percentage of total revenue	2.4%	1.4%		2.2%	0.4%

Acquisition-related costs increased $1.2 million, or 65.9%, in the six months ended December 31, 2012 compared to the six months ended December 31, 2011 due to an increase of $2.5 million of transition compensation costs in connection with our acquisition of Singularity. This increase was partially offset by a reduction of acquisition direct costs of $1.3 million, as during the six months ended December 31, 2011 we incurred direct costs associated with our evaluation and due diligence associated with the business process management software market, which ultimately led to our acquisition of Singularity in December 2011.

Acquisition-related costs increased in fiscal 2012 compared to fiscal 2011 due primarily to $3.4 million of transition compensation costs in connection with our acquisition of Singularity, as well as a $1.6 million increase in acquisition direct costs due to the costs of our evaluation and due diligence associated with the business process management software market, which ultimately led to our acquisition of Singularity in December 2011. In fiscal 2011 we incurred $0.9 million in acquisition direct costs in connection with our acquisition of Atalasoft in May 2011.

Restructuring Costs

Restructuring costs consist of expenses related to plans of restructuring that we have undertaken to reorganize and streamline certain of our operations in EMEA following our sale of our former hardware business, and in response to a weak global economic environment. The following table shows restructuring costs, in dollars and as a percentage of total revenue:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Restructuring costs	$—	$4,776	(100.0%)	$4,917	$3,182	54.5%

As a percentage of total revenue	—%	3.7%		1.9%	1.3%

In fiscal 2011, we recorded a charge in connection with the reorganization of our operations in EMEA due to our having sold our hardware business and initiating efforts to create a single shared services center in EMEA to improve the timeliness and quality of our internal and external reporting and thereby allow us to better manage our business. Consequently, we recorded a charge of $3.2 million for staff redundancy payments associated with headcount reductions of approximately 20 personnel, and future payments for excess unused facility leases.

In fiscal 2012, due to a weak global economic environment, we recorded a charge of $4.9 million (including $4.8 million which were recorded in the six months ended December 31, 2011) for staff redundancy payments associated with headcount reductions of approximately 60 personnel, and future payments for excess unused facility leases.

The staff redundancy payments related to our fiscal 2011 restructuring were made in fiscal 2011 and fiscal 2012, while the payments related to our fiscal 2012 staff redundancy are being paid in fiscal 2012 and fiscal 2013, with $0.6 million remaining as of December 31, 2012. Payments related to onerous lease charges are being paid through fiscal 2015, with $0.4 million, $0.4 million and $0.2 million being paid in the second half of fiscal 2013, fiscal 2014 and fiscal 2015, respectively.

Other Operating Expenses, net

Other operating expenses, net consists of all income or expense that is not directly attributable to one of our other operating revenue or expense lines. The following table shows other operating expense, net, in dollars and as a percentage of total revenue:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Other operating expenses, net	$1,857	$795	133.6%	$669	$1,959	(65.8%)

As a percentage of total revenue	1.5%	0.6%		0.3%	0.8%

Other operating expenses, net increased $1.1 million in the six months ended December 31, 2012 compared to the six months ended December 31, 2011 primarily due to professional fees incurred for attorneys, accountants and other advisors associated with the preliminary work needed for us to affect an initial public offering (IPO) in the United States.

Other operating expenses, net decreased in fiscal 2012 compared to fiscal 2011 due primarily to lower professional fees incurred for attorneys, accountants and other advisors associated with the preliminary work needed for us to affect an IPO in the United States. These IPO related costs were $2.2 million in fiscal 2011 and $1.0 million in fiscal 2012.

Finance Income (Expense), net

Finance income (expense), net consists primarily of foreign exchange gains or losses related to our intercompany receivables and payables, to fair value adjustments relating to forward contracts or other financial instruments and to a lesser extent to interest income (expense). The following table shows finance income (expense), net, in dollars and as a percentage of total revenue:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Finance income (expense), net	$(1,779)	$3,508	(150.7%)	$5,294	$(1,737)	404.8%

As a percentage of total revenue	(1.4%)	2.7%		2.0%	(0.7%)

During the six months ended December 31, 2012 compared to the six months ended December 31,2011, the U.S. dollar weakened against each of the British pound, the euro and the Swiss franc while during the six months ended December 31, 2011, the U.S. dollar strengthened against each of those currencies.

During fiscal 2012 compared to fiscal 2011, the U.S. dollar strengthened against each of the euro, British pound and Swiss franc, while in fiscal 2011, the U.S. dollar weakened against each of those three currencies.

Income Tax Expense

The following table shows income tax expense, in dollars and as a percentage of profit from continuing operations:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	% Change	June 30, 2012	June 30, 2011	% Change
	(unaudited)
	(in thousands, except percentages)
Income from continuing operations	$2,071	$11,513	(82.0%)	$27,432	$26,013	5.5%

Income tax expense	$(2,440)	$(4,358)	(44.0%)	$(9,995)	$(8,741)	14.3%

Effective income tax rate	117.8%	37.9%		36.4%	33.6%

We are a tax resident of the United Kingdom, and anticipate retaining that status after the Migration. The standard income tax rate in the United Kingdom has been decreasing according to a scheduled reduction. During our six month period ended December 31, 2012 our standard United Kingdom income tax rate was 23.75%, and for our fiscal 2011 and fiscal 2012 years it was approximately 27.5% and 25.5%, respectively. The standard income tax rate in the United Kingdom is further scheduled to decrease to 21%. We are subject to tax based on the income earned from sales of our products and services in the country from which we sell our products or in which we provide our services. Certain of these jurisdictions other than the United Kingdom have tax rates that exceed the United Kingdom rate and have a significant impact on our effective tax rate. Our income tax expense is most notably affected by the higher rate in the United States, which carries a federal statutory rate of 35% (before incremental state income taxes), and where a considerable portion of our pre-tax income was generated in fiscal 2012 and fiscal 2011. Deferred tax assets and liabilities, including net loss carryforwards, are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Income tax expense as a percentage of income from continuing operations in the six months ended December 31, 2012 and December 31, 2011 was 117.8% and 37.9% respectively. Income tax expense as a percentage of income from continuing operations in fiscal 2012 and fiscal 2011 was 36.4% and 33.6% respectively. A primary factor affecting the tax rate is the magnitude of expenses which are not deductible for income tax purposes. This is especially apparent for the six months ended December 31, 2012 relative to the other periods presented as there were relatively higher non-deductible expenses in this period together with relatively lower income from operations, thus disproportionally increasing the tax rate. This interaction, as well as higher tax rates in other jurisdictions (particularly the United States) results in a tax rate above the United Kingdom standard rate.

Loss from Discontinued Operations, net of tax

On May 31, 2011, we completed the sale of our hardware business. A net loss of $10.2 million, representing the loss on the sale of the hardware business assets, as well as the loss from operating that business from July 1, 2010 through May 31, 2011 was included in loss from discontinued operations, net of tax, for fiscal 2011. In fiscal 2012, we recorded additional expense of $1.4 million, which included transaction fees, legal fees, asset values, and other administrative and transition costs.

Liquidity and Capital Resources

Historically, we have financed our business primarily through our cash flows from operations. In the period from July 1, 2010 to December 31, 2012, we generated aggregate cash flows from operations of $63.6 million. In addition, we have received proceeds from the issuance of capital stock under our stock option schemes of $9.3 million during the period from July 1, 2010 to December 31, 2012. We had no outstanding debt as of December 31, 2012. We have a revolving credit facility that provides for borrowings of up to $40.0 million and matures on June 30, 2014. As of December 31, 2012, we had $39.6 million available under this revolving credit facility.

The following table sets forth the summary of our cash flows:

	Six Months Ended			Fiscal Year Ended
	December 31, 2012	December 31, 2011	$ Change	June 30, 2012	June 30, 2011	$ Change
	(unaudited)
	(in thousands)
Cash generated from (used in):
Operating activities	$9,205	$688	$8,517	$18,776	$35,580	$(16,804)
Investing activities	(5,025)	(30,963)	25,938	(27,642)	1,258	(28,900)
Financing activities	566	(311)	877	(1,992)	(2,906)	914
Effect of exchange rate fluctuations	1,166	(5,345)	6,511	(6,294)	9,321	(15,615)

Net increase (decrease)	$5,912	$(35,931)	$41,843	$(17,152)	$43,253	$(60,405)

We had $87.0 million of cash and cash equivalents at December 31, 2012, compared to $81.1 million at June 30, 2012 and $98.3 million at June 30, 2011.

Operating Activities

Net cash generated by operating activities was $9.2 million in the six months ended December 31, 2012, compared to $0.7 million in the six months ended December 31, 2011, an increase of $8.5 million. That increase was attributable primarily to a $21.7 million change in cash flows associated with our trade receivables. In the six month period ended December 31, 2012, our trade receivables generated positive cash flows of $11.6 million due to our collections associated with a relatively higher trade receivables balance as of June 30, 2012, and in the six month period ended December 31, 2011, our trade receivables increased in line with the higher revenue in that period, resulting in a use of cash of $10.2 million. Our customers’ purchases of maintenance services resulted in a $5.6 million increase in deferred income, a comparative source of cash, during the six months ended December 31, 2012 compared to the six months ended December 31, 2011. Additionally, in the six months ended December 31, 2012 compared to the six months ended December 31, 2011, our pre-tax profit excluding certain non-cash items such as: finance income and expense, depreciation and amortization, and movement in provisions, decreased by $4.8 million. We also paid $4.5 million more in income taxes during the six months ended December 31, 2012 compared to the six months ended December 31, 2011.

Net cash generated by operating activities was $18.8 million in fiscal 2012, compared to $35.6 million in fiscal 2011, a decrease of $16.8 million. That decrease was attributable primarily to a change in income taxes paid or received of $14.8 million, as we paid $12.2 million in fiscal 2012 and received a refund of $2.6 million in fiscal 2011. We also had incremental cash outflows of $1.5 million in fiscal 2012 relating to an increase in payments to employees whose positions were eliminated in a restructuring. After accounting for cash paid or received for income taxes and payments related to employee restructuring costs, our adjusted cash flows from operations were $34.3 million in fiscal 2012 and $34.8 million in fiscal 2011. Our cash used relative to the changes in our net working capital accounts was substantially consistent in each fiscal year as we required incremental cash in order to support the growth of our business.

Investing Activities

In the six months December 31, 2012, net cash used in investing activities was $5.0 million. We paid $4.5 million in deferred and contingent payments associated with our December 2011 acquisition of Singularity and our May 2011 acquisition of Atalasoft. Net cash used in investing activities was $31.0 million in the six months ended December 31, 2011, primarily relating to our acquisition of Singularity which used $28.5 million in cash, and to a lesser extent relating to contingent payments in connection with our acquisition of Atalasoft. We also paid $1.2 million and $1.5 million in connection with property and equipment purchases in the six months ended December 31, 2012 and 2011, respectively. We also received 40.6 million from Scan EMEA as part of the final payment for sale of the HW business.

Net cash used in investing activities was $27.6 million in fiscal 2012, primarily related to $28.5 million of net cash related to our acquisition of Singularity. Additionally, in fiscal 2012, we made $1.9 million in contingent payments in connection with our May 2011 acquisition of Atalasoft and $2.4 million of payments related to property and equipment purchases, net of disposals. These fiscal 2012 uses of cash were partially offset by our having received $5.1 million related to a deferred payment on the May 2011 sale of our hardware business. In fiscal 2011, we received $8.9 million relating to the sale of our hardware business, which was partially offset by $4.6 million of initial consideration paid to the shareholders of Atalasoft and $3.1 million related to property and equipment purchases, net of disposals.

Financing Activities

Net cash generated from financing activities was $0.6 million in the six months ended December 31, 2012, compared to a use of $0.3 million in the six months ended December 31, 2011. The difference of $0.9 million relates to an incremental $1.6 million from share capital issuances as a result of employee exercises of incentive stock options, offset in part by our purchase of $1.0 million of our ordinary shares from the open market, which are for our employee share trust.

Net cash used in financing activities was $2.0 million in fiscal 2012, primarily related to a $2.9 million purchase of our ordinary shares from the open market, which are for our employee share trust, partially offset by $1.4 million that we received related to share capital issuances as a result of employee exercises of incentive stock options. In fiscal 2011 we used $8.7 million to reduce our long-term borrowings, primarily related to a deferred payment that arose from our fiscal 2010 acquisition of 170 Systems, partially offset by $6.1 million that we received as a result of employee exercises of incentive stock options.

Exchange Rate Effects

We operate in many countries around the world, and maintain cash balances in locations outside of the United States, in currencies other than the U.S. dollar. In the six months ended December 31, 2012 our cash and cash equivalents increased by $1.2 million due to changes in foreign exchange rates, while in the six months ended December 31, 2011, our cash and cash equivalents decreased by $5.3 million due to changes in foreign exchange rates.

In fiscal 2012 our cash and cash equivalents decreased by $6.3 million due to changes in foreign exchange rates, while in fiscal 2011, our cash and cash equivalents increased by $9.3 million due to changes in foreign exchange rates. Our cash and cash equivalents will continue to fluctuate in the future, as foreign currency exchange rates vary. See “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency” below for further discussion.

Future Cash Requirements and Sources of Liquidity

As discussed above, we have funded our business primarily with cash flows from our operating activities, and to a lesser extent from proceeds received from our stock option schemes. We expect that our future operating requirements will continue to be funded from cash flows from these sources. Following this offering, we expect that our liquidity needs relating to our operations will arise primarily from costs associated with expanding our direct and indirect sales channels; research and development expenses; capital expenditures; working capital; incremental costs associated with being a public company listed on both a U.S. exchange and the London Stock Exchange; cash taxes; and acquisitions.

We believe that our cash and cash equivalents, and our working capital, each as of December 31, 2012, and our future net cash flows from operating activities, together with the net proceeds to us from this offering and our borrowing capacity under our revolving credit facility, will be sufficient to fund our currently anticipated uses of cash relating to our organic operations for the next twelve months. Other than commitments of $0.4 million relating to several standby letters of credit, we had no borrowings outstanding under our $40.0 million revolving credit facility as of December 31, 2012 and therefore we had $39.6 million of borrowing capacity under this revolving line of credit as of December 31, 2012. Our revolving credit facility matures on June 30, 2014, and is secured by certain of our assets, including those of certain of our subsidiaries. The revolving credit facility is subject to certain affirmative and negative covenants, including meeting defined EBITDA milestones, leverage and liquidity ratios, and also contains a non-committed $10.0 million expansion feature. As of December 31, 2012, we were in compliance with these covenants. Thereafter, our ability to fund these expected uses of cash will depend on our future results of operations, performance, and cash flows, which will be affected by prevailing economic conditions, and on financial, business, regulatory, legislative and other factors, many of which are beyond our control.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents, including the net proceeds from this offering, we may need to issue debt or equity, if the market and if the terms of our current revolving credit facility permit. In addition to cash requirements relating to our current organic operations, our strategy includes future acquisitions and/or investments. We may not be able to raise cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our common shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

Off-balance Sheet Arrangements

We do not have any outstanding off-balance sheet arrangements or commitments. In our on-going business, we have not entered into transactions involving, or otherwise formed relationships with unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements, commitments or other contractually limited purposes.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012:

	Payments Due by Fiscal Year Ended June 30,
	Total	Remaining 2013	2014 and 2015	2016 and 2017	Thereafter
	(in thousands)
Operating leases	$20,183	$3,419	$10,946	$4,883	$935

Total contractual cash obligations	$20,183	$3,419	$10,946	$4,883	$935

Contingent Liabilities and Commitments

In connection with our acquisitions of Singularity and Atalasoft, we agreed to make certain contingent cash payments, based on the achievement of certain financial and operational metrics, and in some cases based on the continuing employment of the recipients of those payments. A summary of the contingent payments for each of these acquisitions follows, and additional information related to each of these can be found in Note 5, “Acquisitions” in the notes to the accompanying audited consolidated financial statements of Kofax (U.K.).

In connection with our acquisition of Singularity, we agreed to make certain contingent cash payments, denominated in British pounds, based on the achievement of certain financial and operational metrics, and further dependent on the continuing employment of certain of the recipients of those payments. As of December 31, 2012, the range of those contingent payments was $0 to $20.5 million (based on the exchange rate between the British pound and U.S. dollar as of December 31, 2012). On December 31, 2012, the Singularity share purchase agreement has been amended to extend the time period in which contingent consideration may be earned by one year. We estimate that we will be required to pay cash obligations of $14.2 million, with $5.0 million, $7.5 million and $1.7 million of that amount payable in fiscal 2013, fiscal 2014 and fiscal 2015, respectively. We have recorded the fair value related to $6.8 million of these payments as provisions on our December 31, 2012 consolidated statement of financial position, including $0.6 million that was included as part of the purchase consideration at the time of acquisition, and $6.2 million that has been expensed to acquisition-related costs from the date of acquisition to December 31, 2012. Based on our current estimate of total cash obligations of $14.2 million, we will record an additional $7.4 million to acquisition-related costs, on a straight-line basis from January 1, 2013 to December 31, 2014. To the extent that the estimates relating to our cash obligations change, we will be required to adjust the amount of each of our acquisition-related expenses, and the associated cash payments.

In connection with our acquisition of Atalasoft, we agreed to make certain contingent cash payments based on the achievement of certain financial and operational metrics. As of December 31, 2012, the range of those contingent payments was $0 to $1.3 million. We estimate that we will be required to pay cash obligations of $1.2 million, with $0.1 million of that amount payable in the second half of fiscal 2013 and $1.2 million payable in fiscal 2014. The discounted fair value of those amounts is included in provisions on our December 31, 2012 consolidated statement of financial position, which was included as part of the purchase consideration at the time of acquisition.

Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, prepayments and other receivables, accounts payable, other payables, purchase consideration payable, accrued liabilities, short-term debts and long-term debt approximate their fair values because of their short maturity.

We operate our business in countries throughout the world and transact business in various foreign currencies. Periodically, we enter into forward exchange contracts to hedge against foreign currency fluctuations. We established this program so that gains and losses from remeasurement or settlement of these assets and liabilities are offset by gains or losses on the forward exchange contracts thus mitigating the risks and volatility associated with our foreign currency transactions. Generally, we enter into contracts with terms of 90 days or less, and at December 31, 2012 we had outstanding contracts with a total notional value of $10.3 million.

We have a $0.5 million convertible note receivable from a development stage company, and have classified that note in other non-current assets. We have determined that the fair value of this note approximates the carrying value as of December 31, 2012.

Critical Accounting Policies, Judgments and Estimates

Our financial statements are prepared in accordance with IFRS as issued by the IASB. IFRS comprise international accounting standards, or IASs, that are issued to address specific accounting matters. The preparation of our financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, cost of sales, operating expenses and related disclosures. We consider an accounting policy to be critical if it is important to our financial condition and/or results of operations, and if it requires significant judgment and estimates on the part of management in its application. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and we evaluate our estimates on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. If actual results or events differ materially from the judgments and estimates that we have made in reporting our financial position and results of operations, our financial position and results of operations could be materially affected.

While our significant accounting policies are more fully described in Note 1 in the notes to the audited consolidated financial statements of Kofax (U.K.) appearing elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We generate revenue from the sale of licenses to use our software license products, including royalty arrangements and from maintenance and professional services. Our typical initial sale to a customer consists of: (i) a perpetual software license, (ii) a maintenance service arrangement that includes technical support and access to product updates, generally for an initial period of one year, and (iii) in some cases, a separate professional services engagement for software implementation, education, training and other services.

We recognize revenue in accordance with IAS 18, “Revenue”, which includes our interpretations of other literature that constitutes IFRS. In addition to a transaction being evidenced in customary form, each of the following must be met in order for the recognition of revenue: the fees are determinable, collectability is probable, the amount of revenue attributable to undelivered products or services can be measured reliably based on their fair value, and delivery has occurred.

Our transactions with customers are documented by written agreements, generally taking the form of a sales contract and a purchase order for direct sales. Sales through our indirect channel are made via a master agreement with the applicable channel partner, under which the key legal terms and conditions are noted, and each order is then evidenced by a purchase order or other written evidence of the order provided to us from our channel partner. When products are sold through channel partners, title and risk of loss generally pass upon delivery, at which time the transaction is invoiced and payment is due. We do not offer a right of return on sales to our channel partners and, accordingly, revenue is recognized upon delivery (the sell-in method), provided all other revenue recognition criteria are met. Arrangements involving the resale of our software products by our original equipment manufacturer customers do not include any undelivered elements. We receive quarterly royalty reports from our original equipment manufacturer customers, and recognize the value of those sales in license revenue each quarter, provided that all other revenue recognition criteria have been met.

We evaluate the elements of a transaction to identify the appropriate accounting elements so that revenue recognition criteria may be applied to separately identifiable elements of a single transaction, and when appropriate, the recognition criteria may be applied to two or more transactions when their economic substance cannot be understood individually.

For those transactions with multiple elements, if we have determined that the undelivered elements of that contract have fair value, we record the revenue associated with the delivered elements (generally the software license) at an amount that represents the fee for the transaction, less the fair value of any undelivered element and defers the undelivered elements of the transaction (generally the maintenance and professional services) based on their fair values. We have determined the fair values of our maintenance service and professional services based on an evaluation of the pricing, delivery costs and margins for each of those elements. Fair values are set such that the revenue deferred will cover cost plus a reasonable margin. We have assessed the level of margin by reference to our own performance and that of other companies in the software industry.

Our maintenance services revenue is recorded on a straight-line over the life of the maintenance contract. Professional services contracted under time and material projects are recognized as the services are performed. With respect to professional services contracted on a fixed price basis, we have significant experience in providing these services and we are able to estimate the effort to complete. Accordingly, we recognize the revenue and profit on fixed price professional service engagements on a percentage of completion basis, except when there is customer acceptance criteria, in which case we recognize revenue upon customer acceptance.

Income Tax Expense

Income tax expense represents the sum of current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity. Current income tax expense is based on the best estimate of taxable income or loss for the year for each country in which we have operations, using tax rates that have been enacted or substantively enacted at the balance sheet date, and adjustments for current taxes payable (receivable) for prior years. Future operational changes or acquisitions could affect the tax rate if there is a shift in the mix of operations between higher tax rate countries and lower tax rate countries. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax assets and liabilities are generally recognized for all temporary differences, except to the extent that a deferred tax liability arises from the initial recognition of goodwill. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized.

Deferred tax assets, including deferred tax assets for tax loss carryforward positions and tax credit carryforward positions, are recognized to the extent that it is probable that future taxable income will be available against which temporary differences, unused tax losses or unused tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are not discounted. Deferred income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to income taxes levied by the same fiscal authority. Current income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The ultimate tax effects of some transactions can be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. We recognize liabilities for uncertain tax positions when it is ‘more likely than not’ that additional taxes will be due. We classify liabilities for uncertain tax positions as noncurrent liabilities unless the uncertainty is expected to be resolved within one year. These liabilities are presented as current income taxes payable, except in jurisdictions where prior tax losses are being carried forward to be used to offset future taxes that will be due. In these instances the liabilities are presented as a reduction to deferred tax assets. To the extent that we incur penalties or interest related to income taxes, we record those amounts as a component of our income tax expense.

As a company with global operations, we use significant judgment to calculate and provide for income taxes in each of the tax jurisdictions in which we operate. An example of an uncertainty requiring such judgment is assessing the transfer pricing for transactions with, and among, our subsidiaries and the calculation of tax attributes and the associated limitations related to companies that we acquire. We estimate our exposure to unfavorable outcomes related to uncertainties and estimate the probability for such outcomes. Although we believe our estimates are reasonable, no assurance can be given that the final outcome will not be different from what is reflected in our previously recorded income tax provisions, returns, and accruals. Such differences, or changes in estimates relating to potential differences, could have a material impact on our previously recorded income tax provisions and operating results in the period in which such a determination is made.

See Note 10 “Income Tax Expense” in the notes to the accompanying audited consolidated financial statements of Kofax (U.K.) for further information.

Business Combinations

The accounting for business combinations is predicated on assessing the fair value, as of the date of the business combination, of a number of items, including the consideration paid for an acquisition, and the allocation of the consideration paid to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values.

Depending on the structure of each business combination, the determination of the fair value of the consideration transferred may include a number of factors including, but not limited to: an assessment of the value of equity interests issued; the likelihood and amount of future contingent payments, being paid; the attribution of contingent payments to purchase price or to future compensation; and the valuation of assumed stock options or other equity interests. The determination of many of these factors may require significant management estimates and assumptions.

The allocation of the consideration to acquired intangible assets requires us to make significant estimates and assumptions, relating to the acquired business, including assumptions about future revenue, operating expenses, the fair values of certain assets and liabilities based on appraisals, industry trends and other market participant data, discount rates based on our weighted average cost of capital, and assumptions regarding the period of time the acquired technology, customer relationships and other assets will continue.

The fair value of other acquired assets and assumed liabilities may also require us to exercise significant estimates and assumptions, including fair value estimates, as of the date of the business combination, including: estimated fair value of the assumed contractual commitments to customers (deferred revenue), estimated fair value of income tax assets acquired and liabilities assumed, and estimated fair value of pre-acquisition contingencies assumed from the acquiree. If during the initial allocation of the consideration, we are able to determine the fair value of a pre-acquisition contingency, we will include that amount in the allocation. If we are unable to determine the fair value of a pre-acquisition contingency at the end of the allocation period, we will evaluate whether to include an amount in the allocation based on whether it is probable a liability had been incurred and whether an amount can be reasonably estimated.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Accordingly, assumptions made by us, and facts known by us, at the date of a business combination may be incomplete or inaccurate. Additionally, unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates. At the end of the allocation period, any adjustment to amounts recorded for a pre-acquisition contingency will be included in our operating results in the period in which the adjustment is determined.

Intangible Assets, including Impairment Assessments

We maintained intangible assets (excluding goodwill) with a carrying value of $28.3 million as of December 31, 2012, of which $24.1 million represents the carrying value of intangible assets recorded from our historic acquisitions, and $4.2 million represent the carrying value of licenses and similar rights which have been licensed from unrelated third parties. Intangible assets relating to historic acquisitions are initially recorded at their fair value as of the date of acquisition. Inbound licenses are initially valued based on the arm’s length payments made to the third party provider. Based on our review of the nature and timing of our software development efforts relative to that of the underlying products, we have not historically capitalized any software development expenditures. Each of our intangible assets is amortized over its expected useful life on a straight-line basis.

We assess at each reporting date whether there are any indications that an intangible asset, other than goodwill, which is discussed below, may be impaired. If any such indication exists, or when annual impairment testing for an intangible asset is required, we calculate an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of such asset’s fair value, less costs to sell and its value in use. Each asset is assessed individually, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case an aggregated group of assets is assessed. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Whether impaired or not, the assessment of the future useful life of an intangible asset may cause that life to be revised prospectively.

An assessment is also made at each reporting date as to whether there is any indication that previously recognized impairment losses of intangible assets, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is determined. A previously recognized impairment loss for intangible assets is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the income statement, and would affect the timing of the future periods’ amortization.

Goodwill, including Impairment Assessments

We maintained goodwill with a carrying value of $150.2 million as of December 31, 2012. Goodwill represents the excess of the consideration over the fair value of net assets acquired. Goodwill is not amortized. Goodwill is tested for impairment annually at each reporting date or whenever indicators of impairment exist. Factors that could trigger an impairment review include significant negative industry or economic trends, exiting an activity in conjunction with a restructuring of operations, or current, historical or projected losses that demonstrate continuing losses associated with an asset. Goodwill is tested for impairment based on the cash generating units, or CGUs, that form the basis for management reporting. Historically, we had two CGUs, hardware and software. Subsequent to the disposition of the hardware business on May 31, 2011, we operate under one CGU. If the recoverable amount of a CGU is less than its carrying amount, the impairment loss is first allocated to goodwill and is then allocated pro rata to the other assets of the CGU. Once an impairment charge is recorded against goodwill, there is no future recovery for previous impairment charges allowed in later periods.

The recoverable amounts of the CGU have been derived from a value in use calculation, using a three year cash flow projection from financial budgets approved by senior management. These forecasts have then been extrapolated for a further two years using management’s best estimate of expected growth rates derived from both past performance and expectations within the software industry. Forecasted operating cash flows for the value in use calculation are based on the following key assumptions: past experience of expected revenues and associated margins; future market inflation; tax rates; discount rates; and terminal growth rates. We perform a sensitivity analysis to demonstrate that a reasonable change in the key assumptions would not reduce the difference between the carrying amount and recoverable amount of goodwill to zero. As of our fiscal 2012 annual impairment assessment, our estimated fair value of the CGU significantly exceeded its carrying value.

Share-Based Payments

We account for share-based awards, including grants of employee stock options and awards in the form of restricted shares, through the amortization of the grant date fair value of the share-based awards as a charge against earnings over the requisite service period. We use the Black-Scholes option pricing method in determining the fair value of share-based awards, which requires us to assess of a number of factors, some of which require management’s judgment. Our shares have been traded on the London Stock Exchange since 1997, and we use the market price for our common shares, on the date of grant, as an input into our assessment of the fair value of our share-based awards. Additional factors include: grant date estimates of expected dividends, expected life of the share-based payment, risk-free interest rates, and share price volatility. We also are required to continue to estimate the portion of share-based awards that are expected to be forfeited.

Contingent Liabilities

We regularly assess the estimated impact and probability of various uncertain events, and account for such events in accordance with IAS 37, “Provisions, Contingent Liabilities, and Contingent Assets”. Provisions are recognized when a present obligation (legal or constructive) exists as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Contingencies arise from conditions or situations where the outcome depends on future events.

We are subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business. Additionally, our acquisitions may be structured to include contingent consideration whereby the amount payable is determinable based on future events. Management judgment is required in deciding the amount and timing of the accrual of provisions or contingencies. Depending on the timing of when conditions or situations arise, the timing of provisions or contingencies becoming probable and estimable is not necessarily determinable. The amount of the provisions or contingencies may change in the future as incremental knowledge, factors or other matters change or become known.

Restructuring Costs

A provision for restructuring is recognized when we have established and approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. Restructuring costs require us to make judgments and estimate related to the expected future costs to be incurred associated with employee compensation and onerous leases. In particular, in order to assess the provision related to onerous leases, we are required to evaluate the likelihood and terms of subleases of facilities that we are no longer using.

Recently Issued Accounting Standards

See Note 2 “Changes in Accounting Policies” in the notes to the accompanying audited consolidated financial statements for a discussion of new accounting standards that have been issued by the IASB but not yet adopted by us.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. Cash and cash equivalents consist primarily of bank deposits and overnight repurchase agreements. Our cash and cash equivalents within the United States are placed primarily with high credit-quality financial institutions, which are members of the FDIC. Since entering into our revolving credit facility in August 2011 with Bank of America, we have migrated most of our cash held in the United States to Bank of America, and we are in the process of migrating our cash held outside of the United States to Bank of America as well. With regards to the cash held outside of the United States that has not yet been migrated to Bank of America, that cash is held across a large number of our non-United States subsidiaries, at a number of financial institutions, with the majority of those balances being in euro, and balances in other currencies being individually smaller, and we have performed a risk assessment of those financial institutions that hold relatively larger proportions of our cash located outside of the United States, including analysis of their credit quality rating with no action item resulting. Short-term investments relate primarily to short-term investment funds, and have not historically been significant, as the market value and cost basis have not been materially different.

We grant credit to customers in the ordinary course of business. Credit evaluations are performed on an ongoing basis to reduce credit risk, and no collateral is required from our customers. An allowance for uncollectible accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and credit evaluation. Historically, we have not recorded material losses due to customers’ nonpayment. As of June 30, 2012 and 2011, no customer individually accounted for 10% or more of our accounts receivable. No customer individually accounted for more than 10% of our revenue during fiscal 2012 or fiscal 2011.

Foreign Currency

Foreign currency exchange rate risk is the risk of loss due to adverse changes in foreign currency exchange rates. Under IFRS, foreign currency exchange rate risks arise on account of monetary financial instruments denominated in currencies other than the functional currency where the non-functional currency is the respective risk variable; translation risks are not taken into consideration. See Note 23 “Financial Instruments—Risk Management” in the notes to the accompanying audited consolidated financial statements of Kofax (U.K.) for further information, which provides discussion and sensitivity analysis regarding foreign currency exchange rates risk related to financial instruments including intercompany trade balances and cash balances denominated in currencies other than the U.S. dollar.

We have global operations, and accordingly, we are subject to risks associated with fluctuations in foreign currencies with regard to our operations. Our subsidiaries mainly conduct business with third parties in each subsidiary’s own functional currency, and so our risk of exchange rate fluctuations from foreign currency denominated third party accounts receivables or accounts payable from ongoing operations is not significant.

A relatively large portion of our transactions are denominated in one of: the British pound, the euro or the Swiss franc. The results of operations that we report in our consolidated income statement will vary based on the relative movements of foreign currency exchange rates. In fiscal 2012, approximately 21%, 10% and 6% of our revenue were transacted in euros, British pounds and Swiss francs, respectively; and in fiscal 2012, approximately 19%, 16% and 6% of our expenses were transacted in euros, British pounds and Swiss francs, respectively. As we have a larger amount of our euro-denominated transactions associated with revenue, any devaluation of the euro relative to the U.S. dollar would adversely affect our results of operations reported in U.S. dollars. As the transactions in British pounds are primarily expenses, a decline of the U.S. dollar relative to the British pound would negatively impact our results of operations reported in U.S. dollars. Transactions denominated in the Swiss franc, as well as other currencies not discussed above, maintain a relatively equal proportion of revenue and expense, accordingly, the risk of foreign currency movement on our financial results is not significant.

The following table presents the exchange rates used by us when translating our historical financial statements located in this prospectus:

	Six Months Ended		Fiscal Year Ended
	December 31, 2012	December 31, 2011	June 30, 2012	June 30, 2011
British pound to U.S. dollar	1.5934	1.5889	1.5826	1.5887
euro to U.S. dollar	1.2745	1.3776	1.3359	1.3612
Swiss franc to U.S. dollar	1.0570	1.1509	1.1247	1.0477

	As of
	December 31, 2012	June 30, 2012	June 30, 2011
British pound to U.S. dollar	1.6162	1.5612	1.6003
euro to U.S. dollar	1.3192	1.2562	1.4471
Swiss franc to U.S. dollar	1.0929	1.0459	1.1871

Periodically, we enter into forward exchange contracts to hedge against foreign currency fluctuations. These contracts may or may not be designated as cash flow hedges for accounting purposes. At December 31, 2012, we had forward exchange contracts related to a portion of cash balances held in currencies other than the U.S dollar, with total notional values of $10.3 million. These contracts mature within the next twelve months. During fiscal 2012, we recorded $0.7 million of gains related to forward exchange contracts and in fiscal 2011 we recorded a loss of $1.1 million related to forward exchange contracts.

Interest Rate Sensitivity

We are exposed to interest rate risk as a result of our cash and cash equivalents and short-term investments. At December 31, 2012, we held approximately $87.0 million of cash and cash equivalents, and short-term investments, primarily consisting of cash and money-market funds. Due to the low current market yields and the short-term nature of our investments, a hypothetical change in market rates of one percentage point would not have a material effect on the fair value of our portfolio or results of operations.

BUSINESS

OVERVIEW

We are a leading provider of capture and business process management (BPM) software and related maintenance and professional services. Our software allows businesses, government agencies, and other organizations to design, deploy, and operate comprehensive systems of engagement to optimize interactions with their customers, citizens, vendors, employees and other parties (collectively, constituents). These solutions automate the labor-intensive processes needed to capture and extract information, as well as understand, act upon and deliver the extracted information to enterprise software applications and content repositories. Our software streamlines critical information processing, which allows our users to be more responsive to their constituents, provide better service, gain competitive advantage and grow their organizations while reducing our users’ costs and improving their regulatory compliance. As a result of these benefits, many of our users achieve a relatively quick return on investment.

We operate on a global basis, and as of December 31, 2012, we had 1,198 employees located in 31 countries. We utilize a hybrid go-to-market model that delivers our software and services through both our direct sales and service employees and an indirect channel of more than 800 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of December 31, 2012. We have approximately 20,000 active installations of our software with users in banking, insurance, government, healthcare, supply chain (manufacturing, distribution, retail and logistics), business process outsourcing and other vertical markets, including 66 of the Fortune Global 100 companies.

We began operations in Switzerland in 1985 as a distributor of document imaging hardware and maintenance services under the name Dicom AG. We listed our ordinary (i.e., common) shares on AIM (the London Stock Exchange’s international market for smaller growing companies) in 1996 and subsequently transferred to the main market of the London Stock Exchange in 1997. Since then we have maintained a Premium Listing, which requires meeting the UK’s highest standards of regulation and corporate governance. We subsequently expanded into the distribution of related software products and services and eventually became an independent software vendor through the acquisition of a number of software businesses beginning in 1999.

During the fiscal year ended June 30, 2008, as a result of a strategic review by the Board of Directors and our executive management team, we began the implementation of a broad array of strategic initiatives in order to focus our resources on the software portion of our business, as well as the transition to a more performance-oriented culture. These included:

•	leveraging the name of our most successful software product by renaming the company Kofax plc, and relocating our operating headquarters to Irvine, California;

•	recruiting a new executive management team with software business experience;

•	transitioning from a purely indirect channel sales model to a hybrid go-to-market model by restructuring our sales organization and adding direct sales and service employees;

•	making significant capital expenditures to upgrade our information and telecommunications technology and systems infrastructure;

•

acquiring OptiInvoice Digital Technology AB, 170 Systems, Inc., Atalasoft, Inc. and Singularity Limited—all software businesses—to enhance our competitive position, increase our addressable market and broaden our market reach; and

•	disposing of our hardware business.

Our annual total revenue grew from $170.0 million for the fiscal year ended June 30, 2009, to $262.5 million for the fiscal year ended June 30, 2012, representing a compound annual growth rate (CAGR) of 15.6%. During this same period, our income from operations grew from $4.0 million to $22.1 million, representing a

CAGR of 76.5%. Additionally, on a non-IFRS basis, our adjusted income from operations grew from $18.0 million to $48.5 million, representing a CAGR of 39.2%, and our adjusted income from operations as a percentage of total revenue grew from 10.6% to 18.5%. For a reconciliation of IFRS income from operations to adjusted income from operations, see “Summary Historical Consolidated Financial Data—Non-IFRS Measures.”

THE CHALLENGE

An enormous amount and variety of communications flow into businesses, government agencies and other organizations on a daily basis via paper, faxes, emails, internet portals, mobile devices, Electronic Data Interchange and eXtensible Markup Language data streams, short message services, multimedia messaging services and other sources. These communications arrive as both structured and unstructured data in the form of letters, resumes, new account enrollments, loan applications, insurance claims, purchase orders, invoices, regulatory filings and many other information-intensive documents.

The information in these communications must be captured, extracted, validated and then delivered into an organization’s enterprise software applications for additional processing and use. In addition, the captured information must be stored in content repositories for archive and retrieval purposes. Delays and errors caused by invalid information and inconsistent processing can adversely impact an organization’s competitive positioning, finances, financial reporting and relations with its constituents and regulatory agencies.

Traditional methods for accomplishing the tasks referenced above typically begin with the aggregation of paper-based documents in a central location or mailroom. The documents are then distributed to relatively highly paid workers who manually enter information into enterprise software applications, before storing the documents in cabinet based filing systems. The continued use of these paper-based processes is substantiated by data from numerous independent sources. For example, in March 2010, CNN reported that organizations archive 62% of their important documents in paper form. More recently in July 2012, Harvey Spencer Associates estimated that organizations globally spend approximately $25-30 billion a year manually keying information from paper documents.

Using an invoice as an example, organizations typically receive paper-based invoices, or print invoices received in an electronic format, and then route them to accounts payable specialists who visually review them and manually enter information into accounting or enterprise resource planning systems. This data entry would typically include the invoice number, date, vendor name and address, payment terms, payment discounts available, purchase order number, individual line item details (such as each item’s product number and description, the number of units shipped, etc.), sales tax and freight charges, and the total invoice amount. If any of this information is incorrectly entered, not entered, or entered correctly but nonetheless invalid for any number of reasons, then downstream processes will be suspended until an accounts payable specialist has corrected or otherwise addressed the issues. Downstream processes may also be suspended when an accounts payable specialist has to resolve the inevitable inconsistencies that arise between the invoice information entered and the related purchase order and receiving information. As with most manual, labor-intensive processes, these are time-consuming, expensive, and prone to error. They can also delay the processing of invoices, limit or preclude an organization’s ability to take advantage of prompt payment discounts, hinder cash management, and jeopardize valuable vendor relationships. Finally, at the end of these processes, someone has to manually file and when necessary retrieve the paper source documents.

The time required for and cost of such manual, labor-intensive processes can be significant. In May 2011, AberdeenGroup reported that the industry average organization takes 9.7 days to process an invoice at a cost of $15.61 while “laggards” take 20.8 days at a cost of $38.77.

The demand for shorter response time, increased use of mobile devices, desire for a paperless office, and mounting pressure to reduce costs require management of an organization to constantly evaluate and improve an organization’s operations. All of this becomes even more challenging as organizations contend with increasing volumes of information, globally distributed operations, and more intense global competition. In addition, as external compliance requirements and internal governance processes continue to grow in breadth and complexity, it is difficult for knowledge workers to remember and consistently apply business rules.

Some organizations do not view these processes as part of their core competencies so they turn to business process outsourcers to perform them as a service. Because of a business process outsourcer’s singular focus and scale, they are able to often provide that service at a lower cost. Unfortunately, this approach frequently suffers from unreliable information and reduced accuracy levels and turnaround times. These factors, coupled with an overall loss of control and security have limited the adoption of this approach. This is particularly true for confidential or time sensitive communications as well as communications whose dissemination is legally restricted.

As a result of these challenges, we believe there is a significant opportunity to automate these processes and thereby address these challenges and limitations.

OUR SOLUTION

Our Capture Enabled BPMTM software automates the labor-intensive processes needed to capture and extract information from communications, and then understand, act upon and deliver that information to other enterprise software applications and content repositories.

Again, using an invoice as an example, our Capture Enabled BPM software allows users to scan paper-based invoices using desktop scanners, high volume, production level scanners and multi function peripherals. Further, invoices received in an electronic format can be imported and pictures of invoices can be captured using cameras in mobile devices to produce digital images. Regardless of how the invoices are captured, any related images are then automatically enhanced for better viewing and information extraction purposes.

Regardless of origin, the captured invoices are separated into logical parts such as pages, documents and attachments. A variety of optical character recognition, intelligent character recognition, barcode recognition, mark sense, parsing algorithms, and other extraction technologies are then automatically applied. Accounts payable specialists only have to manually correct or enter any erroneous or suspicious information or any additional content that cannot be effectively captured using automated information extraction technologies. “Check box” and complex custom business rules can also be automatically applied to all extracted information to ensure its accuracy and validity.

Next, the extracted information is automatically compared to the related purchase order and receiving information. Additional business rules are applied to resolve any inconsistencies. If any exceptions arise, accounts payable specialists can be prompted to manually correct inconsistencies, with all relevant information displayed in order to increase productivity. The resulting information is then automatically delivered into accounting or enterprise resource planning systems, and the information and images are delivered to content repositories for future retrieval. The entire process is automatically directed and controlled by predefined workflows and incorporates dynamic case management capabilities to deal with unpredictable workflow requirements.

As demonstrated by the above example, our Capture Enabled BPM software streamlines the entire accounts payable process in an efficient, productive and consistent manner.

The May 2011 AberdeenGroup report noted that “best-in-class” organizations using automated processes take 3.8 days to process an invoice at a cost of $3.09—or 5.9 days less than and at only 20% of the cost incurred by the industry average organization, and 17.0 days less than and at only 8% of the cost incurred by “laggards.”

Similar benefits are available for new customer on-boarding in banking and insurance, benefit enrollment processes in government, new patient enrollment processes in healthcare and other processes in these and other vertical markets. As a result of these benefits, many of our users realize a return on investment within only 12 to 18 months.

In its July 2012 report, Harvey Spencer Associates reported that we had a market leading 18% share of the enterprise segment of the capture market (which does not include the desktop segment), with the enterprise segment accounting for 78% of the total worldwide market for capture software and services during calendar year 2011. The enterprise segment is comprised of high value solutions that run on large scale networks processing high volumes of information and may regularly be accessed by many types of users. Desktop solutions are far less complex and typically run on simpler personal computers used by a single individual on an occasional ad hoc basis. In addition, in August 2012 Forrester published its “Wave” for Multichannel Capture, or the ability to capture information from a wide variety of different sources, and ranked Kofax as the “Leader” in providing those capabilities.

We are not aware of a similar report for the BPM software market, but Kofax TotalAgility, our principal BPM and dynamic case management software, was shown to be “Visionary” in Gartner’s April 2011 “Magic Quadrant” for BPM and a “Leader” in Forrester’s January 2011 “Wave” for Dynamic Case Management. As a result of this independent recognition and our business strengths, we believe we can secure a meaningful share of the BPM software market.

OUR OPPORTUNITY

In June 2010, Gartner reported that chief information officers ranked improving business processes and reducing costs as two of their top three priorities. In November 2010, the Association for Image and Information Management (AIIM), reported that image and content capture yield two of the three fastest returns on investment of any enterprise application software expenditures. Further, 42% of capture users surveyed by AIIM in 2012 report returns on investment of 12 months or less and 57% report returns on investment of 18 months or less.

In April 2012, AIIM published a separate report that estimated the following survey responses:

•	One out of three small and medium sized businesses and 22% of the largest businesses have yet to adopt any paper free processes;

•	10% or less of the processes that could be paper free have in fact been addressed;

•

70% of survey respondents believed the use of scanning and automated capture improves the speed of responses to constituents by three times or more, and nearly 30% believe the factor is ten times or more;

•	52% believe administrative staff would be 33% or more productive if processes were automated using capture-based technology; and

•	Two out of three consider mobile technologies to be important or extremely important to improving business processes.

We believe that the size of the market for our Capture Enabled BPM software can be best estimated by combining the market for capture software and services and the market for BPM software. Capture software automates the labor intensive processes needed to enter business critical information into enterprise applications and repositories. Business process management software automates the labor intensive processes needed to understand and act upon that business critical information. A July 2012 Harvey Spencer Associates report estimated that the market for capture software and services will grow from approximately $2.5 billion in 2011 to approximately $4.0 billion in 2016, a CAGR of almost 10%. In April 2011, Gartner stated that it expects the market for BPM software to grow from $2.1 billion in 2010 to $3.7 billion in 2015, a CAGR of approximately 12%. As a result, we believe that the market for our Capture Enabled BPM software and related services will exceed $5 billion in calendar 2012.

OUR BUSINESS STRENGTHS

We believe the following business strengths position us to capitalize on the opportunity for our Capture Enabled BPM software and compete effectively in the market:

Comprehensive Solutions

Our Capture Enabled BPM software provides a solution that allows our users to design, deploy and operate comprehensive systems of engagement that can optimize interactions with their constituents. It is a highly flexible and scalable platform that includes capture, BPM, dynamic case management and mobile capabilities. It can effectively process both paper and electronic sources of information, and allows users to digitize paper-based information using desktop scanners, high volume, production level scanners and multi function peripherals. Pictures of paper-based information can also be captured using cameras in mobile devices to produce digital images.

We have historically offered our Capture Enabled BPM software under a perpetual license model for on-premise or private cloud deployments, and have recently began offering portions of it through a public cloud-based Software-as-a-Service (SaaS) subscription offering. We also make portions of the software available to original equipment manufacturers for bundling or integration with their products under royalty agreements.

In addition to our software, we offer a wide range of related professional and maintenance services to better address the deployment and support needs of our users and channel partners, which helps us achieve a greater level of customer satisfaction.

Large and Diversified User Base

We had approximately 20,000 active installations across more than 100 countries as of December 31, 2012. We serve users in the banking, insurance, government, healthcare, supply chain, business process outsourcing and other vertical markets. Most users initially license our Capture Enabled BPM software to automate one or several processes in a single geographic region, business unit, line of business, function, or department. Over time, many customers license additional software to automate other processes and some eventually enter into enterprise-wide license arrangements. As a result, we believe we are well positioned to take advantage of additional opportunities within the same organizations. In addition, we believe our large number of users effectively gives us preferential access to a greater share of the market.

We have minimal user concentration, with no user accounting for more than 5% of our total revenue for the fiscal year ended June 30, 2012.

Global Reach and Hybrid Go-to-Market Model

We operate on a global basis, with 1,198 employees located in 31 countries as of December 31, 2012. We utilize a hybrid go-to-market model that delivers our software and services through our own direct sales and service employees, as well as through an indirect channel of more than 800 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of December 31, 2012. Our direct sales and service employees focus their attention on large corporations and government entities, while our indirect channel allows us to better reach small and medium sized organizations and departments of larger organizations. This hybrid go-to-market strategy allows us to penetrate a much broader portion of the market.

Our global reach also better positions us to address the needs of users with globally distributed operations and users that have licensed our software as well as competitive products, in each case to take advantage of their increasing desire for vendor consolidation and leveraging proven solutions.

Recurring Revenue Streams

We have significant recurring revenue streams attributable to our maintenance services and to our software license and royalty revenue generated from sales by our channel partners. Our maintenance services revenue was $113.8 million and $101.2 million, representing 43.3% and 41.5% of our total revenue, for the fiscal years ended June 30, 2012 and 2011, respectively. This increase is attributable to a combination of a high level of our existing users renewing their maintenance service agreements with us during both fiscal 2012 and fiscal 2011, as well as to the expansion of our user base in connection with new software license sales.

Our channel partners, many of whom are long-standing partners, generally transact sales that are limited to a single geographic region, business unit, line of business, function, or department. Our direct sales force often sells software and services that encompass multiple regions, business units, lines of business, functions or departments, including, at times, enterprise-wide arrangements. The volume of licenses sold by our channel partners is larger than the volume sold by our direct sales force, which makes our revenue from channel partner sales less reliant on any particular customer. Because they sell a higher volume of software with relatively lower average selling prices, the aggregate revenue generated by these channel partners is generally subject to less volatility than the aggregate revenue generated by our direct sales force, which focuses on selling software with relatively higher average selling prices. We also receive royalty revenue from a number of original equipment manufacturers, many of whom are also long-standing channel partners, who include our software in the offerings that they sell to their customers.

Experienced Management Team

Our executive management team and other senior management employees have an established track record of operational success in the software industry. Our executive management team has an average of 25 years of software industry experience. We believe that our management team has been, and will continue to be, instrumental in growing our business, both organically and through acquisitions.

OUR GROWTH STRATEGY

Our objective is to extend our position as a leading provider of capture and BPM software and related services. We intend to pursue this objective by executing these key strategies:

Broaden Our Software Offerings and Markets

We believe mobile devices will rapidly transform the way in which interactions occur between users and their constituents and become the preferred method of interaction by providing a more responsive and productive constituent experience. Our recently-introduced Capture Enabled BPM mobile software offers patented functionality that extends our capabilities to smartphones and tablet computers by enabling users to utilize the cameras in those devices to capture images of documents, photographs and data at the Point of Origination™ where constituent interactions occur, and then submit the information from the user’s mobile device. We intend to continue to extend and improve the functionality of these capabilities to take advantage of this opportunity for mobile capabilities.

We have historically offered our Capture Enabled BPM software under a perpetual license model for on-premise or private cloud deployments, and recently began offering portions of it through a public cloud-based Software-as-a-Service (SaaS) subscription offering. We intend to accelerate this initiative and eventually offer substantially all of our software as a SaaS offering. We believe that the SaaS offering this product will allow users to avoid significant capital expenditures and other on-premise deployment costs, while providing immediate access to all of the benefits of our software. We believe this will allow large corporations and government agencies with capital expenditure constraints, and small and medium sized organizations lacking the technical resources to support on-premise deployments, to also realize the benefits of our software. While we believe that the SaaS offering will ultimately broaden our existing market reach, we do not expect revenue from sales of our SaaS offering will be material in fiscal 2013.

We also intend to continue to enhance and further develop our proven technologies and introduce new software for sale to our existing users, new users in existing vertical markets and new users in new vertical markets. This may include the introduction of packaged solutions built on our Capture Enabled BPM software platform that address the specific requirements of applications within certain vertical markets, such as new customer on-boarding or provisioning for the banking, insurance, government and healthcare vertical markets. We believe these new product initiatives offer significant opportunities to grow both our addressable market and revenue.

Further Penetrate Our Installed User Base

Most users initially license our Capture Enabled BPM software to automate one or several processes in a single geographic region, business unit, line of business, function or department rather than doing so on an enterprise-wide basis. Over time many customers license additional software to automate other processes and some eventually enter into enterprise-wide license arrangements. As a result, we believe that there are significant opportunities to expand our revenue by selling additional software and services into our large and growing installed user base. As evidence of this, in the fiscal year ended June 30, 2012, our existing user base generated more than half of our software license revenue.

Expand and Optimize Our Hybrid Go-To-Market Model

In the fiscal year ended June 30, 2012, we derived approximately 41% of our total revenue from direct sales and approximately 59% from sales made through our indirect channel, and in the fiscal year ended June 30, 2011, we derived approximately 34% of our total revenue from direct sales and approximately 66% from sales made through our indirect channel. We intend to grow our revenue by improving the execution and productivity of both of these “routes to market” and by adding new direct sales and service employees and channel partners.

Pursue Strategic Acquisitions

We believe that strategic acquisitions will allow us to better serve the needs of our users, expand our software offerings, augment our routes to market, expand our market opportunities, and broaden our user base. Our executive management team has substantial experience in successfully effecting acquisitions of software companies and integrating these entities into our business operations. Recent examples of executing on this strategy include our acquisitions of OptiInvoice Digital Technology AB in October 2008 (electronic invoice capabilities), 170 Systems, Inc. in September 2009 (accounts payable automation solutions), Atalasoft, Inc. in May 2011 (web capture capabilities) and Singularity Limited in December 2011 (BPM and dynamic case management capabilities). In the future we intend to evaluate and pursue similar opportunities.

OUR SOFTWARE PRODUCTS AND RELATED SERVICES

Our Capture Enabled BPM software and related services include a broad array of offerings.

Software

Our software, the nature of the business problems it addresses and the value it provides to users have evolved over time. This can be summarized in the diagram below:

Users typically need to capture and extract information in high volumes and then understand, act upon and deliver that information to other enterprise software applications and content repositories in an efficient, productive and consistent manner. This kind of information capture and extraction allows our users to be more responsive to their constituents. It also allows users to provide better service levels, gain competitive advantage and grow while reducing a user’s costs and improving its regulatory compliance. We have optimized our software to provide a high level of system performance and availability. Most of our software uses complex queuing algorithms to ensure sub-second response times and minimize the number of system calls required to complete tasks, and typically include some or all of the following steps and capabilities:

•	controlling and directing scanners, multi function peripherals, mobile devices and other hardware that transform paper-based communications into digital images;

•	importing communications received in an electronic format;

•	enhancing images for better viewing and information extraction purposes;

•	identifying and classifying communication types;

•	separating individual communications into logical parts such as pages, documents and attachments;

•	applying various information extraction technologies;

•	applying appropriate business rules against the extracted information to ensure its consistent accuracy and validity;

•	comparing the extracted information to relevant sources such as databases in other enterprise software applications;

•	routing erroneous or suspicious extracted information to knowledge workers to correct, enter or resolve;

•	routing the validated information extracted to knowledge workers and constituents to act upon as required to complete the processes;

•	using dynamic case management capabilities to deal with unpredictable workflow requirements;

•	repurposing or properly formatting the extracted information and images for delivery; and

•	delivering the extracted information and images to other enterprise software applications and repositories.

Our software can be used on standalone personal computers, client-server platforms and Microsoft Windows Azure as a SaaS offering using Microsoft software on client computers and on file servers. Much of our software includes modules that function as servers, which means that their resources can be shared by multiple users and that additional modules can be added as required to address more complex processing or greater throughput requirements.

Our software is generally licensed and priced on either a per-server or per-user basis, with the server based processes typically configured to support a specified throughput. Most of our software uses Microsoft SQL Server to store information while maintaining high throughput rates.

Most of our software is available in United States English, French, German, Italian, Portuguese, Spanish, Russian, Chinese and Japanese. We expect to provide additional localized versions as needed over time to expand our international presence.

Services

We offer a variety of services that allow us to address the deployment and support needs of our users and to a lesser extent our indirect channel in order to achieve a greater level of customer satisfaction. These include a comprehensive range of services provided by our professional and technical services staff, which consisted of 331 employees as of December 31, 2012.

Our professional services staff provides training, project management, functional and detailed specification preparation, configuration, testing, installation, and training services to our users. While our channel partners can and do provide these services to their customers, we sometimes provide these services on their behalf to their customers on a sub-contract basis. We generally charge for professional services on a time and materials basis but we also charge on a fixed fee basis for projects with milestone payments utilizing mutually agreed upon functional and detailed specifications.

Our technical services staff provides maintenance for the dependable and timely resolution of technical inquiries via telephone, email and the Internet. We offer several levels of maintenance, with the most comprehensive covering 24 hours a day, seven days a week. We generally charge for maintenance as a percentage of the related software license fee that varies, depending upon the related level of service and other factors. While we offer multiple year maintenance agreements, most of our customers prefer annual maintenance agreements. We have experienced a consistent and high level of renewals of our customer maintenance agreements in fiscal 2012 and fiscal 2011. As a result of our large installed user base, our maintenance revenues represent a significant portion of our total revenue.

SALES AND MARKETING

We utilize a hybrid go-to-market model that delivers our software and services through our direct sales and service employees, as well as through an indirect channel of more than 800 authorized resellers, original equipment manufacturers and distributors located in more than 75 countries as of December 31, 2012. During the fiscal years ended June 30, 2012 and June 30, 2011, approximately 59% and 66%, respectively, of our total revenue came from our indirect channel, and none of our channel partners accounted for more than 5% of our total revenue for that year. We believe our ability to successfully work through these diverse and sometimes competing channels, coupled with our global market reach, is a significant competitive advantage.

Our software is designed to address the capture and BPM needs of users in a broad range of vertical markets, including banking, insurance, government, healthcare, supply chain, business process outsourcing and others. As of December 31, 2012 we had approximately 20,000 active installations of our software with a broad base of users, including 66 of the Fortune Global 100 companies. During the fiscal year ended June 30, 2012, no single user accounted for more than 5% of our total revenue.

As part of a sales process, we, or our channel partners, typically explain the benefits of our software to prospective users, communicate an ability to deliver a solution that meets their needs, and often provide a “proof of concept” pilot demonstration prior to receiving an order. Many of our prospective users typically require one or more internal levels of approval before they can purchase our products and services. We must therefore identify multiple people involved in the purchasing decision and process. As a result, sales cycles can vary significantly between prospective users in different geographies and vertical markets, and can typically take anywhere from 60 days to 18 months. All of this can consume significant resources without the assurance of success.

Our marketing strategy uses a variety of programs to build awareness of Kofax and the need for our software within our user base and with prospective users, including market research, communicating and interacting with industry analysts, public relations activities, email and Internet based marketing programs, seminars, trade shows, speaking engagements and a variety of user and partner conferences. Our marketing staff also produces collateral materials to support our selling efforts including brochures, data sheets, white papers, presentations, videos and demonstrations.

Our sales and marketing staff consisted of 347 employees as of December 31, 2012. We intend to expand this staff as well as our marketing programs to increase our market reach and add new channel partners. We intend to devote significant resources to accomplishing these objectives.

RESEARCH AND DEVELOPMENT

We believe our future success depends in large part on our ability to enhance our current software, develop new software, maintain technological competitiveness, implement industry standards as they emerge and satisfy an evolving range of requirements for existing and prospective users. Our research and development employees are responsible for achieving these objectives, and we have and intend to continue to devote substantial resources to these efforts.

We have assembled a team of skilled research, development, quality assurance, and documentation engineers with substantial and relevant experience. Some members of this team work from offices in Hyderabad, India; Hanoi, Vietnam; and St. Petersburg, Russia, which allows us to access and utilize talented but lower cost resources in our research and development efforts.

Our research and development expenditures were $32.0 million and $33.8 million for the fiscal years ended June 30, 2011 and June 30, 2012, respectively. As of December 31, 2012, our research and development staff consisted of 324 employees. All research and development expenditures are expensed as incurred.

INTELLECTUAL PROPERTY

We have invested, and intend to continue to invest, significantly in the development of proprietary technology and information. We believe our success and ability to compete is dependent on our ability to protect this intellectual property. We rely on a combination of patent, trademark, trade secret and copyright laws and confidentiality, non-disclosure and other contractual arrangements to protect these rights.

As of December 31, 2012, we held 18 issued U.S. patents and had 27 pending U.S. patent applications, as well 13 foreign patents and ten patent applications pending in jurisdictions outside of the United States. We are in the process of filing additional corresponding foreign applications pursuant to the Patent Cooperation Treaty for our issued patents and pending U.S. patent applications.

Our users’ use of our software products is governed by shrink-wrap or executed license agreements. We also enter into written agreements with each of our channel partners governing the sale, marketing and licensing of our software. In addition, we seek to avoid disclosure of our proprietary technology and information by requiring each of our employees and others with access to our intellectual property to execute confidentiality and non-disclosure agreements with us. We protect our software, documentation, and other written materials under trade secret, trademark and copyright laws. All of these measures can only afford limited protection.

COMPETITION

We compete in the capture and BPM software markets. The market for our products is highly fragmented, competitive, evolving, and subject to technological change. Competitors vary in size and in the scope and breadth of the products and services offered. Our principal competitors are companies addressing various segments of the capture and BPM market, including EMC, IBM, Lexmark, Nuance, OpenText, PegaSystems, Readsoft, and many other smaller companies, as well as certain of our existing users and prospective users pursuing in-house development efforts.

We believe the principal competitive factors in the capture and BPM market are product offerings, service and pricing. We believe our competitive advantages include:

•	our large installed user base and access to prospective new users;

•	our sufficiently comprehensive, flexible, scalable, and quality software that is capable of addressing each customer’s requirements in a predictable and reliable manner;

•	our software’s ability to automate the processing of all types of information flowing into an organization;

•	the vertical market experience we and our channel partners have in providing the complete solutions users desire;

•	our proven track record of successful user deployments and having users willing to provide positive references to prospective users;

•	our ability to sell, market and deploy solutions on a global basis and having channel partners who can also do so; and

•	our financial strength and stability, which instills buying confidence on the part of users and our channel partners.

GOVERNMENTAL REGULATION

Our operations and the activities of our employees, contractors, and agents around the world are subject to the laws and regulations of numerous countries, including the U.S. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, prohibitions on payments to governmental officials, import and trade restrictions, and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against our officers, our employees, or us and may result in prohibitions on the conduct of our business. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions, and could materially damage our reputation, our ability to attract and retain employees, our business and our operating results.

Our foreign operations (particularly in those countries with developing economies) are also subject to risks of violations of laws prohibiting improper payments and bribery, including the U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar regulations in foreign jurisdictions. Although we implement policies and procedures designed to ensure compliance with these laws, our employees, contractors, and agents may take actions in violation of our policies. Any such violations, even if prohibited by our policies, could subject us to civil or criminal penalties or otherwise have an adverse effect on our business and reputation.

LEGAL PROCEEDINGS

We are, and from time to time may be, party to various pending and threatened claims, suits, and complaints. There are no material pending or threatened lawsuits against us except for one filed November 29, 2012 in which we were named as a defendant in a lawsuit filed by Scan Emea Holding GmbH in Zurich, Switzerland, alleging that we breached our contract with Scan Emea Holding GmbH in connection with the January 2011 sale of our hardware business. We have assessed the merits of the lawsuit, believe it is not reasonably likely to have a material adverse effect on our business, results of operations or financial condition and intend to vigorously litigate this matter and to take other actions available to us, including asserting appropriate counterclaims. Concurrent with filing the lawsuit, Scan Emea Holding GmbH withheld 1.5 million euro of the final 2.0 million euro payment associated with their purchase of our hardware business.

EMPLOYEES

As of December 31, 2012 we had 1,198 employees. This included 347 in sales and marketing, 331 in professional and technical services, 324 in research and development and 196 employees in general and administrative functions.

Our goal is to attract and retain highly qualified and motivated personnel. We also often employ independent contractors to support their efforts. None of our employees or contractors are subject to a collective bargaining agreement; however, some of our employees located in European offices are members of a work council that entitles them to certain rights as a matter of law. We consider our employee relations to be good and we have never experienced a work stoppage.

FACILITIES

We own no real estate. As of December 31, 2012 our significant leased facilities were as follows:

Location	Square Feet (Approx.)	Lease Expiration Date	Primary Use

Irvine, California	91,000	April 2016	Operating headquarters, technical and professional services, research and development, sales and marketing and administration.

Vienna, Austria (1)	28,000	September 2013	Technical and professional services, research and development and sales.

Bedford, Massachusetts	25,000	February 2018	Technical and professional services, research and development and sales.

Rotkreuz, Switzerland	23,000	January 2014	Administration, sales and professional services.

Basingstoke, England	14,000	June 2017	Registered corporate headquarters, sales and technical and professional services.

Hyderabad, India	15,000	September 2017	Research and development, technical and professional services.

Derry, Northern Ireland	12,000	July 2020	Research and development, sales and marketing, technical and professional services.

(1)	Lease renews annually at the Company’s option.

We believe that our premises are sufficient for our current and anticipated needs in the near future and that additional space will be available on commercially reasonable terms as needed.

COMPANY INFORMATION

Our principal executive offices are located at 15211 Laguna Canyon Road, Irvine, California 92618. Our telephone number there is (949) 783-1000 and our web address is www.kofax.com. We do not incorporate the information on our website into this prospectus and you should not consider any such information that can be accessed through our website as part of this prospectus.

MANAGEMENT

Directors and Executive Officers

Set forth below is the name, age, position and a brief account of the business experience of each of our directors and executive officers as of January 31, 2013.

Name	Age	Position
Reynolds C. Bish	60	Chief Executive Officer and Director
James Arnold, Jr.	56	Chief Financial Officer and Director
Martyn Christian	50	Chief Marketing Officer
Howard Dratler	52	Executive Vice President of Field Operations
Anthony Macciola	50	Chief Technology Officer
Jim Nicol	59	Executive Vice President of Products
Karl Doyle	48	Senior Vice President of Corporate Development
Lynne Scheid	54	Senior Vice President of Human Resources
Bradford Weller	54	Executive Vice President of Legal Affairs, General Counsel and Company Secretary
Greg Lock	65	Non-Executive Chairman of the Board of Directors
William T. Comfort III	46	Director
Chris Conway	68	Director
Wade W. Loo	52	Director
Bruce Powell	63	Director
Joe Rose	62	Director
Mark Wells	57	Director

The address of each of our executive officers and directors is c/o Kofax Limited, 15211 Laguna Canyon Road, Irvine, CA 92618.

Biographical Information

Reynolds C. Bish is our Chief Executive Officer and a member of Kofax’s Board of Directors, roles he has held since November 2007. Mr. Bish has been active in enterprise software markets for more than 20 years. In 1989, he co-founded Captiva Software Corporation, a provider of input management solutions. He served as Captiva’s President and CEO until its acquisition by EMC Corporation in December 2005. He then served as a Vice President of EMC’s Enterprise Software Group until June 2006 when he resigned to take a sabbatical until joining us. Prior to Captiva, Mr. Bish was President and CEO of Unibase Systems, Inc., a company that provides data entry systems on industry standard, open platforms. He has served on the board of directors of many industry organizations, including AeA and AIIM. He holds a Bachelor of Science in Business Administration from the Pennsylvania State University.

James Arnold, Jr. is our Chief Financial Officer and a member of Kofax’s Board of Directors, roles he has held since June 2010. He has almost 30 years of executive financial management experience. Most recently, he was with Nuance Communications, Inc., a leading provider of speech and imaging solutions, where he was Senior Vice President and Chief Financial Officer from September 2004 to August 2008, and then a consultant until September 2009, at which point he resigned to take a sabbatical until joining us in June 2010. From 2003 to 2004, Mr. Arnold was Vice President and Corporate Controller at Cadence Design Systems, Inc. From 1997 to 2003, he held several senior financial management roles at Ascential Software (formerly Informix Software, Inc.), including Vice President and Chief Financial Officer. Mr. Arnold began his career at PricewaterhouseCoopers. He holds a Bachelor of Business Administration in Finance from Delta State University and a Master of Business Administration from Loyola University.

Martyn Christian is our Chief Marketing Officer (CMO), a role he has held since July 2010. He is responsible for all marketing initiatives, including brand, product, industry and field marketing functions. Mr. Christian has more than 25 years of marketing and general management experience within the software industry. Prior to joining Kofax, he served as Director of Marketing Programs (UK & Ireland) and Vice President of ECM Marketing at IBM from October 2006 to July 2010. Prior to that, he was Chief Marketing Officer at FileNet Corporation, where he spent 18 years in a wide range of marketing and sales roles in Europe and the U.S. He holds a Bachelor of Arts in Business Studies from Coventry University, is a member of the Chartered Institute of Marketing and is a Fellow and former Chair of the Association for Information and Image Management.

Howard Dratler is our Executive Vice President of Field Operations, a role he has held since July 2012. Mr. Dratler is responsible for Kofax’s customer-facing functions on a global basis, including all sales, professional services, maintenance services, channel management, business development and sales operations activities. Mr. Dratler joined us in July 2012. Prior to joining us, Mr. Dratler was the CEO of Panzura, an early stage, venture capital funded cloud based storage service provider from April 2011 to April 2012. Mr. Dratler took a sabbatical for the period prior to joining us and after he left Panzura. Before that, he was the CEO of Anacomp, a publicly listed company and leading global provider of SaaS based document management services from February 2007 to April 2011. Before that, he was the Executive Vice President of Worldwide Field Operations at EMC/Captiva, a leading provider of input management software, and its predecessor, Captiva Software Corporation, until its acquisition by EMC in December 2005. Mr. Dratler has a Bachelor of Science degree in computer science from The Ohio State University.

Anthony Macciola is our Chief Technology Officer (CTO), a role he has held since July 2008. Mr. Macciola has more than 26 years of experience in the document imaging industry and has extensive experience in the areas of software, hardware and algorithm development and holds several patents. Mr. Macciola has been with Kofax since 1990, except for a brief period from 2000 to 2002 when he was Vice President of Worldwide Marketing for Lantronics, Inc., a company focused on the network enabling market. Prior to becoming Kofax’s CTO, Mr. Macciola held several senior level positions with Kofax, including EVP of Products and SVP of Marketing and Engineering. Prior to Kofax, Anthony was with Xionics. He holds a Bachelor of Arts in Management Information Systems from California State University, Fullerton.

Jim Nicol is our Executive Vice President of Products, a role he has held since September 2008. Prior to joining us, Mr. Nicol served as the Vice President and General Manager of the Captiva Product Business Unit at EMC (June 2006 to September 2008), where he was responsible for product strategy, product management and marketing, engineering, quality assurance, mergers and acquisitions, and strategic initiatives. Mr. Nicol holds a Bachelor of Sciences degree in Computer Science and a Master of Sciences degree in Biology from the California State University, Chico.

Karl Doyle is our Senior Vice President of Corporate Development responsible for executing inorganic growth strategies, a role he has held since December 2011. Mr. Doyle has been in the ECM industry for more than 20 years as an industry analyst, business development executive and consultant. From November 2010 to December 2011, Mr. Doyle acted as an external consultant providing acquisition advisory services for many companies in the ECM space, as well as Kofax. Prior to November 2010, Mr. Doyle spent 15 years at IBM FileNet, where he held a variety of executive leadership, product management and business development positions, including Director of Business Development and Strategy, and VP Business Development, where he was instrumental in the IBM acquisition of FileNet. Mr. Doyle started his ECM career in 1988 as an industry analyst covering the European document imaging and workflow markets. Mr. Doyle holds a Bachelor of Commerce in Business and a Masters in Business Services from University College Dublin.

Lynne Scheid is our Senior Vice President of Human Resources, a role she has held since July 2012. Ms. Scheid previously served as our Vice President of Human Resources from August 2008 to July 2012. From July 1996 to August 2008, Ms. Scheid served as our Director of Human Resources. Ms. Scheid attended Fullerton College and studied Human Resources at the University of California, Irvine.

Bradford Weller is our Executive Vice President of Legal Affairs, General Counsel and Company Secretary, roles he has held since January 2008. Prior to joining us, Mr. Weller served as General Counsel and Company

Secretary of St. Bernard Software from July 2006 to October 2007. Mr. Weller took a sabbatical for the period prior to joining us and after he left St. Bernard Software. Mr. Weller has had a successful career both working as an attorney at a law firm and as an in house attorney at a number of publicly held technology companies, including Captiva Software Corporation, where he served as General Counsel, Vice President of Legal Affairs and Secretary. Mr. Weller has complete responsibility for the management of all of our in-house attorneys, our use of any and all external law firms and our Corporate Secretary function. He holds a Bachelor of Arts in Economics from Stanford University and a Juris Doctor from Hastings College of Law.

Greg Lock was appointed as Non-Executive Chairman of the Kofax Board of Directors on March 15, 2007. In addition to serving on our Board, Mr. Lock serves as a director for two public companies, Computacenter (where he is also board chairman), and UBM plc. Mr. Lock holds a Master of Arts degree in Natural Sciences from Churchill College, Cambridge and is a Fellow of the Royal Society of Arts, Manufacturers and Commerce.

William T. Comfort III was appointed to the Kofax Board of Directors on August 24, 2007. In 2003, Mr. Comfort founded Conversion Capital Partners Ltd, an investment partnership with offices in London and New York. Prior to founding Conversion, Mr. Comfort worked for CVC Capital Partners and advised Citicorp Venture Capital in London, focusing on European mid to large management buyouts. Mr. Comfort currently serves as the Chairman of the board of directors of Lyris, Inc., a marketing technology solutions company, and is a member of the New York University Board of Trustees. Mr. Comfort holds a Bachelor of Science in Business Administration from Boston University and a Juris Doctor and Master of Laws degree in tax law from the New York University School of Law. Mr. Comfort is also a member of the New York State Bar.

Chris Conway was appointed to the Kofax Board of Directors on December 15, 2004. Mr. Conway currently serves as the Non-Executive Chairman of Artificial Solutions Ltd., a private equity backed company that provides customer service optimization solutions to a wide range of European clients. Mr. Conway holds a Bachelor of Arts degree in History and Philosophy from the University of South Africa.

Wade W. Loo was appointed to the Kofax Board of Directors on February 4, 2011 and is a member of Kofax’s Audit Committee. From 1980 until his retirement in September 2010, Mr. Loo worked for KPMG LLP, ultimately serving as the senior partner in charge of KPMG’s Northern California audit practice. Mr. Loo is a member of the board of directors of JobTrain, a not-for-profit organization located in Menlo Park, California dedicated to helping individuals find meaningful employment in the local community. Mr. Loo also serves as co-president of Ascend Chapter, a not-for-profit organization providing job training and mentorship to young professionals. Mr. Loo is a CPA and holds a Bachelor of Sciences degree in Accounting from the University of Denver.

Bruce Powell was appointed to the Kofax Board of Directors on March 16, 1996. Mr. Powell brings years of experience with the preparation of financial statements and accounting matters to our Board gathered through his professional background as a Chartered Accountant and chief financial officer of listed and unlisted U.K. companies. From 2009 to the present, Mr. Powell has served as the Non-Executive Chairman of Threadless Closures Ltd., a designer of packaging materials. Mr. Powell also currently serves as Chairman of Treloar Trust, a not-for-profit charity providing education to the young disabled and as a director of The Worshipful Company of Haberdashers. Mr. Powell holds a Master of Arts degree in Economics and History from the University of Cambridge.

Joe Rose was appointed to the Kofax Board of Directors on April 1, 2009. From 2003 to the present, Mr. Rose has served as a managing director of Rosetta Partners, LLC, a company providing business advisory, executive management and investment support services to information technology, computer software and business process outsourcing companies. Mr. Rose also currently serves as a director of eOriginal, Inc. Mr. Rose holds a Bachelor of Arts degree in Business, Liberal Arts and Architecture from Texas Tech University and a Director Education Program Certificate in Public Board Service from the University of California, Los Angeles’s Anderson School of Management.

Mark Wells was appointed to the Kofax Board of Directors on December 15, 2004. . Mr. Wells currently serves as a Non-Executive Director for INVU plc (a public company) WorkPlace Systems plc (a public but unlisted company), Qubit Digital Limited, Truthtek Limited and Owen Russell Group Limited and as a director of Cortexplus Limited. Mr. Wells is also a trustee of the Stoke Poges Parochial Church Council. Mr. Wells holds a Bachelor of Sciences degree in Electronic Engineering from the University of Bath and a Master of Business Administration from Cranfield University.

Board of Directors and Standing Committees

In general, under Rule 5615(a)(3) of the NASDAQ Marketplace Rules, foreign private issuers such as our company are permitted to follow home country corporate governance practices instead of certain provisions of the NASDAQ Marketplace Rules without having to seek individual exemptions from NASDAQ. A foreign private issuer making its initial public offering or first U.S. listing on NASDAQ that follows a home country practice instead of any such provisions of the NASDAQ Marketplace Rules must disclose in its registration statement or on its website each requirement of the NASDAQ Marketplace Rules that it does not follow and describe the home country practice its follows in lieu of such requirements.

The requirements of the NASDAQ Marketplace Rules with which we do not intend to comply and the corporate governance practices that we follow in lieu thereof are described below:

NASDAQ Marketplace Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its bye-laws, which provide that, for so long as the Company’s common shares are listed on the Official List of the Financial Services Authority in the UK (the “Official List”) and admitted to trading on the main market of the London Stock Exchange, a quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy entitled to vote at the meeting.

Composition and Operation of the Board of Directors; Terms of Directors

Our bye-laws provide that our Board of Directors shall consist of between three and fifteen directors. Our Board of Directors currently consists of nine directors who shall stand for election at each annual general meeting. Our bye-laws further provide that, from such time as our common shares are no longer listed on the Official List and admitted to trading on the main market of the London Stock Exchange, our Board of Directors will be divided into three classes as nearly equal in number as possible, with each director serving a staggered three-year term and one class being elected at each year’s annual general meeting of shareholders. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting would be elected for a three year term. The Board of Directors is responsible for formulating strategy, corporate and capital structure, overseeing financial reporting and auditing, external communication, board appointments, compensation policy and maintenance of corporate governance standards. The Board of Directors is also responsible for ensuring that the necessary internal control mechanisms are in place to identify business, financial and operating risks and developing adequate structures and policies to mitigate those risks.

Director Independence

Considering the guidance for determining independence as set out in the UK Corporate Governance Code, the Board of Directors considers that Messrs. Conway, Lock, Powell, Rose, Wells and Loo were independent throughout the fiscal year ended June 30, 2012. The Board of Directors also considers Mr. Comfort to be independent in character and in judgment, but is unable to determine him to be independent according to the Governance Code definition based upon his relationship with a significant shareholder.

Indemnification Agreements

We intend to enter into new indemnification agreements with each of our directors and executive officers that will provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our post-offering bye-laws. Pursuant to these agreements, we will indemnify each such person (to the fullest extent permitted by Bermuda law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. However, we are not obligated to indemnify our directors or executive officers under these agreements if:

•	indemnification is prohibited by our bye-laws or applicable law;

•	the action initiated by the person is not authorized by our Board of Directors; or

•	a court determines that the person did not act in good faith and in a manner that such officer or director reasonably believed to be in or not opposed to the best interests of the company.

Meetings of Non-Executive Directors

Our independent directors meet in regularly scheduled sessions at which only independent directors are present.

Committees of our Board of Directors

Our Board of Directors has a separately designated standing Audit Committee, Remuneration Committee and Nomination Committee. Each committee has a written charter that has been approved by the Board of Directors.

The following table sets forth the composition of each committee:

Name	Audit Committee	Remuneration Committee	Nomination Committee
William T. Comfort III		Member	Member
Chris Conway	Member	Chairman	Member
Greg Lock			Chairman
Wade W. Loo	Chairman
Bruce Powell	Member		Member
Joe Rose		Member	Member
Mark Wells	Member	Member	Member

Audit Committee

Our Audit Committee consists of Messrs. Loo (Chairman), Conway, Powell and Wells. The Board of Directors has determined that each member of the Audit Committee satisfies the independence requirements of NASDAQ and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and meets the requirements for financial literacy under the requirements under NASDAQ rules and SEC rules and regulations. The Board of Directors has determined that Mr. Loo qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC.

Under the terms of the charter of our Audit Committee, its purpose is to provide an independent review of the effectiveness of the financial reporting process, internal control and risk management systems, whistleblowing procedures and oversee the audit process. The Audit Committee’s primary duties and responsibilities are to:

•

monitor the integrity of the Company’s financial statements, annual and half-yearly reports, interim management statements, preliminary results announcements or other announcements of financial performance;

•	review significant financial reporting issues and judgments they contain, significant financial returns to regulators and any financial information contained in documents published by the Company;

•

review and present recommendations to the Board of Directors regarding approval of any financial statements to be made (including the Company’s annual accounts) or financial information to be disclosed by the Company, in particular considering:

•

whether published accounting standards, legal and regulatory requirements and generally accepted best practice has been followed, appropriate estimates and judgments have been made, and the views of the external auditor have been taken into account; and

•	changes in accounting policies and practices, and the reasons for and effects of those changes;

•	review and challenge where necessary the methods used to account for significant or unusual transactions where different approaches were possible;

•	review the adequacy and effectiveness of the Company’s Code of Ethics, internal controls and risk management processes; and

•

review the Company’s arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters and ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

In relation to the Company’s external auditor, the Audit Committee, among other things:

•

recommends the appointment, reappointment or removal of the external auditor and considers any issues relating to their resignation, dismissal, remuneration or terms of engagement. If the Board of Directors does not accept the Audit Committee’s recommendation, the Audit Committee will publish in the Company’s annual report, and in any documents recommending appointment or re-appointment, a statement explaining the recommendation and why the Board of Directors has taken a different position;

•	considers and keeps under review, the external auditor’s independence, objectivity and effectiveness;

•	reviews and monitors the effectiveness of the audit process, considering relevant professional and regulatory requirements;

•	develops and implements policy on the engagement of the external auditor to provide non-audit services; and

•	approves the external auditors’ annual proposals regarding the level of audit fees and the nature and scope of proposed audit coverage.

In relation to the Company’s internal audit function, the Audit Committee, among other things:

•	monitors and reviews the effectiveness of the company’s internal audit function in the context of the overall risk management system;

•	approves the appointment and removal of the head of the internal audit function;

•

considers and approves the remit of the internal audit function and ensures it has adequate resources and appropriate access to information to enable it to perform its function effectively and in accordance with the relevant professional standards. The Audit Committee also ensures the function has adequate standing and is free from management or other restrictions;

•	reviews, assesses and approves the annual internal audit plan and any changes thereto;

•	reviews promptly all reports on the Company from the internal auditor(s); and

•	reviews and monitor management’s responsiveness to the findings and recommendations of the internal auditor.

The Audit Committee is authorized to obtain, at the Company’s expense, reasonable outside legal or other independent professional advice on any matters within the scope of its responsibilities.

Remuneration Committee

Our Remuneration Committee, which would commonly be referred to in the U.S. as the compensation committee, consists of Messrs. Conway (Chairman), Comfort, Rose and Wells.

Under the terms of the Remuneration Committee’s charter, its primary duties and responsibilities are to:

•	determine, subject to ratification by the Board of Directors, the framework or broad policy for the remuneration for the executives of the Company;

•	at least annually, review the entire individual remuneration packages for each member of the executive management team of the Company with particular regard to:

•	the composition of the total remuneration package as between salary, bonus, pension, share options and other benefits (including targets for any performance-related pay schemes);

•	where the Company aims to stand in relation to similar companies in its industry sector;

•

the need to provide the executive directors and executive management team members with every encouragement to enhance the Company’s performance and to ensure that these individuals are fairly, but responsibly, rewarded for their individual contributions;

•	the fairness, to both the Company and the relevant executive management team members, of the contractual terms on termination, and any payments made of their remuneration;

•	the compensation commitments in the event of early termination of employment of an executive management team member; and

•	the relationship between the remuneration of executive team members and that of other employees.

•	advise on and oversee all and any major changes in employee benefit structures of the Company;

•	approve the design of and determine targets for any performance-related pay schemes operated by the Company, and approve the total annual payments made by the Company under such schemes; and

•

determine, upon shareholder approval if appropriate, how the Company’s stock option, Long Term Incentive plans and cash incentive compensation plan should be operated, and oversee the grant of options and/or allocation of shares to each executive director, executive management team member or other eligible participant within the Company.

The Remuneration Committee has the power, at the Company’s expense, to employ the services of such advisers and/or consultants and the power to commission or purchase any relevant reports, surveys or information as the Remuneration Committee deems necessary to fulfill its responsibilities.

Nomination Committee

Our Nomination Committee consists of Messrs. Lock (Chairman), Comfort, Conway, Powell, Rose and Wells. The Nomination Committee keeps under review the structure, size and composition of the Board of Directors; proposes to the Board of Directors suitable candidates for appointment as directors of the Company; and considers Board of Directors succession plans.

Under the terms of the Nomination Committee’s charter, its primary duties and responsibilities are to:

•

regularly review the structure, size and composition (including the skills, knowledge and experience) required of the Board compared to its current position and make recommendations to the Board of Directors with regard to any changes;

•

give full consideration to succession planning for directors and other senior executives in the course of its work, taking into account the challenges and opportunities facing the Company, and what skills and expertise are therefore needed on the Board of Directors in the future;

•	identify and nominate, for the approval of the Board of Directors, candidates to fill board vacancies as and when they arise;

•

evaluate the balance of skills, knowledge and experience then currently on the Board of Directors, and, in the light of this evaluation, prepare a description of the role and capabilities required for a particular appointment to the Board of Directors;

•	review the leadership needs of the Company, with a view to ensuring the continued ability of the Company to compete effectively in the marketplace;

•

review annually the time required for non-executive directors to perform their duties. Performance evaluation should be used to assess whether the non-executive directors are spending enough time to fulfill their duties; and

•

ensure that on appointment of a non-executive director to the Board, of Directors that non-executive director receives a formal letter of appointment setting out clearly what is expected of them, including, but not limited to, time commitment, committee service and involvement outside board meetings.

Committee Charters and Other Corporate Governance Materials

The Board of Directors has adopted a written charter for each of the Audit Committee, the Remuneration Committee and the Nomination Committee.

The UK Corporate Governance Code

The UK Corporate Governance Code is the key source of corporate governance recommendations for fully-listed companies in the U.K. The UK Corporate Governance Code consists of principles of good governance, most of which have their own set of more detailed provisions which, in most cases, amplify the principles. The principles deal with the following areas: directors, directors’ remuneration, accountability and audit, relations with shareholders and institutional investors. A copy of the UK Corporate Governance Code is available from the website of the Financial Reporting Council at http://www.frc.org.uk/getattachment/b0832de2-5c94-48c0-b771-ebb249fe1fec/The-UK-Corporate-Governance-Code.aspx. We do not incorporate the information available on the website of the Financial Reporting Council into this prospectus and you should not consider any such information on, or that can be accessed through, such website as part of this prospectus.

Code of Business Conduct and Ethics

In connection with the consummation of this offering, we plan to adopt an amended written code of business conduct and ethics, to be known as our code of conduct, which will outline the principles of legal and ethical business conduct under which we do business. The code of conduct will apply to all of our directors, officers and employees. A copy of our code of conduct will be available on our corporate website at www.kofax.com. We do not incorporate the information on our website into this prospectus and you should not consider any such information that can be accessed through our website as part of this prospectus. Any amendments or waivers from the provisions of the code of conduct for our executive officers or directors will be made only after approval by a committee consisting of a majority of our independent directors and will be disclosed on our corporate website promptly following the date of such amendment or waiver.

Director Compensation

The following table sets forth information concerning the compensation earned during the year ended June 30, 2012 by each of our non-employee directors:

Name	Cash Compensation	Share-Based Compensation
William T. Comfort III (1)	$60,139	—
Chris Conway (1)	68,052	—
Greg Lock (1)	189,912	—
Wade W. Loo	80,000	—
Bruce Powell (1)	72,800	—
Joe Rose	80,000	—
Mark Wells (1)	60,139	—

(1)	Cash compensation received was converted from British pounds to U.S. dollars using the average exchange rate for the fiscal year ended June 30, 2012 of 1.5826.

We do not maintain any service contracts with our directors that provide monetary benefits, such as cash termination payments, upon our directors’ termination of service with us. Pursuant to the new indemnification agreements we plan to enter into with our directors, our directors will be provided with additional protection regarding the scope of the indemnification set forth in our post-offering bye-laws, which will include indemnification against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity.

Executive Officer Compensation and Employment Agreements

The following table sets forth information concerning the cash compensation earned during the fiscal year ended June 30, 2012 by our Chief Executive Officer and Chief Financial Officer:

Name and Principal Position	Salary	Bonus	All Other Compensation		Total
Reynolds C. Bish	$500,000	$367,442	$14,047	(1)	$881,489	(2)
Chief Executive Officer and Director
James Arnold, Jr.	$350,000	$146,977	$15,818	(1)	$512,795
Chief Financial Officer and Director

(1)	Includes (i) medical, dental, vision, life insurance and long-term disability coverage benefits of $12,047 and $13,818 for Mr. Bish and Mr. Arnold, respectively, and (ii) $2,000 in defined contribution payments made by Kofax (U.K.) for each of Messrs. Bish and Arnold.
(2)	Mr. Bish also received an LTIP award of 50,000 ordinary shares of Kofax (U.K.) on September 7, 2011. The market price at the date of grant was 300p ($4.68, based on the exchange rate on June 30, 2012).

Equity Compensation Plans

Kofax plc 2000 Share Option Plan and Kofax plc 2007 Long Term Incentive Plan

Kofax (U.K.) has operated share option schemes since its initial public offering in 1996 as the Remuneration Committee considers share ownership and the award of share options as key components in the overall remuneration package for executive directors and senior management. It is the Remuneration Committee’s objective that all executive directors and members of senior management should by direct share ownership and/or by grant of share options have a material interest in the successful performance of the company.

To date, executive directors have been entitled to participate in the share option scheme open to all employees of the Company and its subsidiaries, administered under the terms of the Kofax plc 2000 Share Option Plan.

The Remuneration Committee approves the granting of all share options, the vesting of which, with respect to executive directors, may be subject to meeting performance targets set by the Remuneration Committee. Generally, options granted under the Kofax plc 2000 Share Option Plan vest over a four year period, with 25% of the shares vesting on the first anniversary of the grant and 6.25% vesting at each quarter thereafter. The initial period of the Kofax plc 2000 Share Option Plan ended on January 26, 2010 and approval of an extension of the Kofax plc 2000 Share Option Plan for a further two years was given at the Company’s 2009 Annual General Meeting. However, a further extension of the Kofax plc 2000 Share Option Plan was not approved at the 2011 Annual General Meeting and therefore the Kofax plc 2000 Share Option Plan expired on January 26, 2012, with no further option grants being granted since that time.

On August 23, 2007, the Kofax (U.K.) Board of Directors approved the Kofax plc 2007 Long Term Incentive Plan (LTIP Plan), which was subsequently approved by our shareholders on October 2, 2007 and adopted the same day. The LTIP Plan was implemented as an additional incentive program intended to motivate and reward performance of the executive management team and other senior management on a long-term basis.

Awards outstanding under the LTIP Plan are subject to fulfillment of the following performance conditions over the course of a three year performance period from the date of grant: (i) attainment of a software business revenue growth target of 25% and (ii) an EBITA (as defined in the LTIP Plan) growth target of 50%. At 80% achievement of either of these targets, 25% of an award will be released separately as to each target. The remaining balance of each 25% portion of the LTIP award vests on a pro-rated basis with regard to achievement between 80% and 100% of software business revenue and EBITA performance targets. In the event that achievement exceeds the 100% target, additional shares equal to 1% of the grant shall be released for each 1% of over achievement, capped at 15% of the original grant. The Remuneration Committee ensured that these performance criteria are in direct correlation with how the company measures its financial success and value to its shareholders, and further that the performance criteria ensure accountability towards ambitious revenue growth achievement by our management.

As of December 31, 2012, there were (i) 5,247,473 ordinary shares issuable upon the exercise of outstanding options granted under the Kofax plc 2000 Share Option Plan, at a weighted average exercise price of 207 pence ($3.34, based on the exchange rate on December 31, 2012) per share, all of which options to purchase ordinary shares were then exercisable; and (ii) 3,301,999 ordinary shares issuable pursuant to outstanding awards granted under the LTIP Plan. Depending on the terms of the relevant option or award outstanding under the Kofax plc 2000 Share Option Plan and LTIP Plan, the holder thereof will be given the opportunity to exchange their options and awards relating to ordinary shares of Kofax (U.K.) for equivalent rights relating to common shares of Kofax (Bermuda). The replacement options and awards will be treated as having been granted at the same time as the old rights which they replace and they will become exercisable or vest on similar terms subject to the rules of the new 2012 Equity Incentive Plan. If a holder of outstanding options does not elect to receive equivalent new awards, such awards will lapse.

2012 Equity Incentive Plan

On November 6, 2012, the shareholders of Kofax (U.K.) adopted the 2012 Equity Incentive Plan, or the Plan, in order to assist the Company and its shareholders in attracting, motivating and retaining valued employees and executive directors by offering them a greater stake in the Company’s success and a closer identity with it, and to encourage ownership of the Company’s stock by such employees and executive directors. The Plan allows us to grant options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), and other stock-based and cash-based awards, each an Award and collectively Awards. Due to the existing London Stock Exchange listing, the Plan has been formulated in accordance with UK regulations governing share incentive arrangements. However, the Plan takes account of the fact that a large proportion of qualifying management will be US based and the Plan will need to operate in such a way as to assist with attracting, motivating and retaining US based persons.

The total number of shares available for Awards on any day will not, when added to the total number of shares which have been allocated in the previous ten years under the Plan and any other equity incentive plans adopted by the Company, exceed 12.5 percent of the ordinary share capital of the Company in issue on a fully diluted basis immediately prior to that day, referred to as the Plan Limit (it being acknowledged that the Company intends to reduce the Plan Limit to 10.0 percent by November 2015). Shares awarded under the Plan may be reserved or made available from the Company’s authorized and unissued shares or from shares reacquired by the Company. For purposes of the Plan Limit, shares underlying Awards that have been forfeited, released, cancelled or lapsed without being exercised or which are satisfied by the transfer of shares already in issue or without the actual distribution of shares will again become available for Awards. The aggregate market value of shares which may be acquired pursuant to Awards granted to an Employee in any calendar year shall be limited to 250% of that Employee’s base salary (save that if exceptional circumstances exist in relation to the recruitment of an Employee such annual maximum level may be increased to 400%) referred to as, the Individual Limit.

The Plan will be administered by our Remuneration Committee, or the Committee. The Committee will have full and final authority in its discretion to (i) select eligible participants who will receive Awards; (ii) determine the type or types of Awards to be granted to each participant; (iii) determine the number of shares to which an Award will relate, the terms and conditions of any Award (including, but not limited to, restrictions as to vesting, transferability or forfeiture, exercisability or settlement of an Award and waivers or accelerations thereof, and waivers of or modifications to performance goals relating to an Award, based in each case on such considerations as the Committee will determine) and all other matters to be determined in connection with an Award; (iv) determine the exercise price, grant price or purchase price (if any) of an Award; (v) determine whether, to what extent, and under what circumstances an Award may be cancelled, forfeited, or surrendered; (vi) determine whether, and to certify that, performance goals to which an Award is subject are satisfied; (vii) correct any defect, supply any omission or reconcile any inconsistency in the Plan, and adopt, amend and rescind such rules, regulations, guidelines, forms of agreements and instruments relating to the Plan as it may deem necessary or advisable; (viii) construe and interpret the Plan; and (ix) make all other determinations as it may deem necessary or advisable for the administration of the Plan. Awards granted to members of our executive management team will always be subject to the satisfaction of appropriate performance conditions.

Options granted under the Plan give a participant the right to purchase a specified number of shares from the Company for a specified time period at a fixed exercise price. Options may be granted in the form of non-qualified stock options and ISOs. The exercise price per share of an option will be not less than the fair market value of a share on the date the option is granted. In the case of the grant of an ISO to a participant who as of the grant date owns, directly or indirectly, more than 10% of the total combined voting power of all classes of stock of the Company or a subsidiary, referred to as a Ten Percent Shareholder, the exercise price per share will not be less than 110% of the fair market value of a share on the grant date. The term during which an option may be exercised will be set forth in the applicable Award agreement, but in no event will exceed ten years (five years in the case of an ISO granted to a Ten Percent Shareholder). The time at which an option vests, or becomes exercisable, will be set forth in the applicable Award agreement and may be based on the passage of time, the attainment of performance goals determined by the Committee or a combination thereof. Unless otherwise provided in the applicable Award agreement or as may be determined by the Committee, all unvested options will cease to vest and be forfeited upon a participant’s termination of service for any reason. The vested portion of the participant’s options will continue to be exercisable for the lesser of 90 days or the remaining term of the option if the participant is terminated by the Company without cause or the participant voluntarily resigns, for the lesser of 180 days or the remaining term of the option if the participant’s termination is due to the participant’s disability and for the lesser of 365 days or the remaining term of the option if the participant’s termination is due to the participant’s death. If the participant is terminated by the Company for cause, the participant will immediately forfeit all options, whether vested or not.

An SAR gives a participant the right to receive, upon the exercise thereof, the excess of the fair market value of one share on the exercise date over the grant price of the SAR, which may not be less than the fair market value of a share on the grant date. An SAR may be settled in shares, cash or a combination thereof. The term of an SAR will not exceed ten (10) years and the vesting of an SAR may be subject to the passage of time, the attainment of performance goals determined by the Committee or a combination thereof. Unless otherwise provided in the applicable Award agreement or as may be determined by the Committee, all unvested SARs will cease to vest and be forfeited upon a participant’s termination of service for any reason. The vested portion of the participant’s SARs will continue to be exercisable for the lesser of 30 days or the remaining term of the SAR if the participant is terminated by the Company without cause or the participant voluntary resigns and for the lesser of 180 days or the remaining term of the SAR if the participant’s termination is due to the participant’s death or disability. If the participant is terminated by the Company for cause, the participant will immediately forfeit all SARs, whether vested or not.

An Award of restricted stock is an award of a specified number of shares which are subject to forfeiture upon the occurrence of specified events during the applicable restriction period. The lapse of the restriction period may be based on the passage of time, the attainment of performance goals determined by the Committee or a combination thereof. During the restriction period, the transferability of the restricted stock may be prohibited, restricted or subject to any other conditions determined by the Committee, including, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the restricted stock to a continuing substantial risk of forfeiture in the hands of any transferee. Unless otherwise provided in the applicable Award agreement, the participant will have all the rights of a shareholder with respect to the restricted stock during the restriction period. Dividends paid during the restriction period will be subject to the same restrictions as the underlying restricted stock, unless otherwise determined by the Committee. Unless otherwise provided in the applicable Award agreement or as may be determined by the Committee, the unvested portion of a restricted stock Award will be forfeited without additional consideration upon the participant’s termination of employment for any reason.

An RSU is a right to receive, on the settlement date, an amount equal to the fair market value of one share, payable in cash, shares or any combination thereof. RSUs are solely a device for the measurement and determination of the amounts to be paid to a participant under the Plan and do constitute shares of the Company. An RSU is subject to forfeiture upon the occurrence of specified events during the applicable restriction period. The lapse of a restriction period may be based on the passage of time, the attainment of performance goals determined by the Committee or a combination thereof. An RSU does not confer on the participant any rights of a shareholder in the Company. Nevertheless, the Committee may provide in an award agreement for the payment of amounts equal to any dividends declared during the restriction period to be credited to the participant’s account and deemed invested in additional RSUs, which will be subject to the same restrictions as the RSUs to which they relate. Unless otherwise provided in the applicable Award agreement or as may be determined by the Committee, the unvested portion of any RSU will be forfeited without additional consideration upon the participant’s termination of employment for any reason.

The Committee is authorized, subject to limitations under applicable law, to grant to participants other stock-based Awards payable in, or valued in whole or in part by reference to, shares, and that are deemed by the Committee to be consistent with the purposes of the Plan. Such Awards may include deferred shares or share purchase awards. The Committee is also authorized to grant cash-based Awards denominated in cash in such amounts and subject to such terms and conditions as the Committee may determine. Each such cash-based Award will specify a payment amount or payment range as determined by the Committee. Cash-based Awards may be based on the attainment of performance goals.

Except as set forth below, upon the occurrence of a change in control, the Committee may take one or more of the following actions with respect to any Awards that are outstanding immediately prior to such change in control: (a) cancel outstanding Awards in exchange for a cash payment in an amount equal to the excess, if any, of the fair market value of the shares underlying the unexercised portion of the Award as of the date of the change in control over the exercise price or grant price, as the case may be, of such portion, provided that any Award with an exercise price or grant price, as the case may be, that equals or exceeds the fair market value of the shares on the date of such change in control shall be cancelled with no payment due the participant; (b) terminate Awards, effective immediately prior to the change in control, provided that the Company provides the participant an opportunity to exercise such Award within a specified period following the participant’s receipt of a written notice of such change in control and the Company’s intention to terminate such Awards, effective immediately prior to such change in control; (c) require the successor corporation (or its parent), following a change in control, to assume outstanding Awards and/or to substitute such Awards with awards involving the ordinary shares of such successor corporation (or its parent) on terms and conditions necessary to preserve the rights of participants with respect to such Awards; or (d) take such other actions as the Committee deems appropriate to preserve the rights of participants with respect to their Awards.

Upon the occurrence of a change of control, the Committee will, in its absolute discretion (save in respect of members of the executive management team, or EMT), determine the extent to which any Award may be exercised or will be released (as the context requires), having regard, to the extent practicable or to the extent it considers appropriate, to any performance requirements and/or any other relevant terms to which the Award is subject (and in particular the Committee will have regard to the underlying performance of the Company as compared to the performance requirements and shall take into account the vesting period which has lapsed in respect of each Award at the time the determination is to be made as to whether to release or cause to be exercisable all or part of such Award).

In respect of any member of the EMT, or an EMT Member, a change of control shall have no effect upon the timing of release of Awards made to EMT Members and there shall be no automatic vesting or releasing of Awards in such event, however in the event that the Plan is not assumed by the acquirer or successor to the Company pursuant to the occurrence of a change of control, 100% of such EMT Member’s Awards will vest and, to the extent permitted by Section 409A of the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder, referred to as the Code, be released. In the event that the Company or its successor terminates an EMT Member’s employment without cause upon or within 12 months after the occurrence of a change of control or the EMT Member terminates his or her employment for good reason upon or within 12 months following the occurrence of a change of control, upon such termination a minimum of 100% of the EMT Member’s Awards shall vest and, to the extent permitted by Section 409A of the Code, be released.

No Award may be pledged, encumbered, or hypothecated to, or in favor of, or subject to any lien, obligation, or liability of any participant to, any party other than the Company or any subsidiary, and no Award may be assigned or transferred except by will or the laws of descent and distribution. During the lifetime of the participant, Awards may be exercised only by the participant or his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may allow Awards to be transferred, without consideration, to immediate family members (i.e., children, grandchildren or spouse), to trusts for the benefit of such immediate family members and to partnerships in which such family members are the only partners.

If the Committee determines that, in connection with certain changes in the Company’s capitalization, an adjustment is appropriate in order to prevent the dilution or enlargement of any Award, the Committee will proportionately and equitably adjust any or all of (i) the number and kind of shares which may thereafter be issued in connection with Awards, (ii) the number and kind of shares issuable in respect of outstanding Awards, (iii) the Plan Limit and/or the Individual Limit, and (iv) the exercise price or grant price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award. The Committee may also make adjustments to Awards in recognition of other unusual or nonrecurring events affecting the Company or any subsidiary or in response to changes in applicable laws, regulations or accounting principles.

Our Board of Directors, or the Board, may amend, alter, suspend, discontinue or terminate the Plan or any Award thereunder at any time without the consent of the participants or the Company’s shareholders, except that shareholder approval is required to increase the number of shares subject to the Plan and to take such other actions as may be specified by applicable law, regulation or stock exchange rule or listing requirement, and the consent of any affected participant is required for any action that would materially and adversely affect his or her rights under any outstanding Award.

Without amending the Plan, the Committee may grant Awards to employees and executive directors who are foreign nationals or who are employed in foreign jurisdictions, or both, on terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to further the purpose of the Plan. In addition, the Committee may establish sub-plans to the Plan to set forth special rules and provisions applicable to Awards granted to any such person.

Unless terminated earlier by the Board, the Plan will terminate on the earlier of the 10th anniversary of its adoption or its approval by the Company’s shareholders and no Awards will be granted pursuant to the Plan thereafter.

As of December 31, 2012, there were 125,000 ordinary shares issuable upon the exercise of outstanding options granted under the 2012 Equity Incentive Plan, at a weighted average exercise price of 288 pence ($4.66 based on the exchange rate on December 31, 2012) per share, none of which options to purchase ordinary shares were then exercisable.

Tax Consequences to the Company

Generally, subject to the provisions of the Code described below, the Company or a subsidiary, as applicable, will be entitled to a deduction at the time the participant recognizes ordinary income in respect of an Award granted under the Plan, equal to the amount of ordinary income recognized by the participant.

Section 162(m)

Under Code Section 162(m), the Company or a subsidiary, as applicable, generally may not deduct remuneration paid to the chief executive officer of the Company and the three next highest paid executive officers other than the chief financial officer to the extent that such remuneration exceeds $1,000,000, unless such remuneration is performance-based compensation. Under the Plan, the Committee may, in its discretion, grant Awards that are intended to qualify as performance-based compensation.

Section 280G

If the vesting and/or payment of an Award made to a “disqualified individual” (as defined in Code Section 280G) occurs in connection with a change in control of the Company, such vesting and/or payment, either alone or when combined with other compensation payments which such disqualified individual is entitled to receive, may result in an “excess parachute payment” (as defined in Code Section 280G). Code Section 4999 generally imposes a 20% excise tax on the amount of any such “excess parachute payment” received by such “disqualified individual” and Code Section 280G would prevent the Company or a subsidiary, as applicable, from deducting such “excess parachute payment.”

Employment Agreements

The Company does not have any general policies regarding the use of employment agreements, but may, from time to time, enter into such a written agreement to reflect the terms and conditions of employment of a particular named executive officer, whether at the time of hire or thereafter.

Reynolds C. Bish

We entered into an employment agreement with Reynolds C. Bish, our Chief Executive Officer, in November 2007. Pursuant to Mr. Bish’s employment agreement he is entitled to an annual base salary of $500,000 (subject to review and adjustment by the Board under certain conditions) and an annual incentive bonus of up to $500,000 based on achievement of performance goals as established by the Remuneration Committee. Mr. Bish is also entitled to receive option awards and awards on an annual basis under our LTIP Plan on the basis of 200% of Mr. Bish’s then current base salary and is entitled to receive reimbursement for all reasonable out-of-pocket business expenses incurred in the performance of his duties on behalf of the Company.

Mr. Bish’s employment agreement provides that if he is terminated by the Company for “cause” he is entitled to receive his base salary pro rated to his date of termination. “Cause” is defined to include (i) theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Company documents or records; (ii) material failure to abide by the Company’s policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct) after written notice from the Company of such failure; (iii) unauthorized use, misappropriation, destruction or diversion of any material tangible or intangible assets or corporate opportunity of the Company (including, without limitation, improper use or disclosure of the Company’s confidential or proprietary information); (iv) misconduct which has a material detrimental effect on the Company’s reputation or business; (v) repeated failure or inability (other than due to injury or illness) to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure such failure or inability; or (vi) conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude and which impairs Mr. Bish’s ability to perform his duties with the Company.

Mr. Bish’s employment agreement also provides that he is entitled to receive certain payments upon his termination by the Company without cause or upon Mr. Bish’s resignation for “Good Reason”. “Good Reason” is defined as the first to occur of any of the following, without Mr. Bish’s written consent: (i) a material diminution in base salary or target bonus then in effect; (ii) a material diminution in authority, duties or responsibilities, including without limitation, a requirement that Mr. Bish report to a corporate officer rather than directly to the Board or its successor; (iii) a relocation of Mr. Bish’s principal place of employment to a location that increases Mr. Bish’s one-way commute distance by more than thirty miles; or (iv) any other action or inaction by the Company that constitutes a material breach of Mr. Bish’s employment agreement. In the event of such a termination without cause or resignation for “Good Reason” Mr. Bish is entitled to receive: (a) base salary then in effect, pro rated to the date of termination; (b) severance equal to twelve months of base salary then in effect; (c) an amount equal to Mr. Bish’s bonus for the Company’s prior fiscal year ended on or prior to the date of termination or resignation; and (d) payment of COBRA premiums for a period of twelve months or until Mr. Bish is eligible to receive health benefits under another group health insurance plan. Upon such an event, all LTIP awards then held by Mr. Bish shall become vested and shares underlying such awards shall be released.

Mr. Bish’s employment agreement includes a change of control provision that entitles him to certain payments in the event of his termination without “Cause” or resignation for “Good Reason” upon or within 12 months following a “Change of Control” of the Company as defined in the LTIP Plan. Upon such a “Change of Control” Mr. Bish is entitled to receive: (i) base salary then in effect, pro rated to the date of termination; (ii) severance equal to twelve months on base salary then in effect; (iii) an amount equal to Mr. Bish’s bonus for the Company’s prior fiscal year ending on or prior to the date of termination or resignation; (vi) an amount equal to Mr. Bish’s target bonus then in effect; and (v) payment of COBRA premiums for a period of twelve months or until Mr. Bish is eligible to receive health benefits under another group health insurance plan. In the event that Kofax (Bermuda) or its successor terminates Mr. Bish’s employment without cause or Mr. Bish terminates his employment for good reason in either case upon or within 12 months following a “Change of Control”, upon such termination, Mr. Bish shall be entitled to at least 100% of the shares awarded to Mr. Bish under the LTIP awards made to him on September 7, 2009, September 8, 2010 and September 7, 2011.

In addition to the other provisions set forth above, Mr. Bish’s employment agreement provides that under certain conditions he shall receive certain levels of tax gross up payments from the Company with respect to any excise or similar taxes owed by him in respect of benefits received pursuant to the agreement.

Mr. Bish’s employment agreement also includes a nonsoliciation provision that provides that he shall not, during the term of the agreement or for one year after the termination of his employment, separately or in conjunction with others, encourage or cause others to solicit or personally encourage any employees of the Company to terminate or alter their relationships with the Company.

James Arnold, Jr.

We entered into an employment agreement with James Arnold, Jr., our Chief Financial Officer, in April 2010. Pursuant to Mr. Arnold’s employment agreement he is entitled to an annual base salary of $350,000 (subject to review and adjustment by the Board) and an annual incentive bonus based on achievement of performance goals as established by the Remuneration Committee. Mr. Arnold is also entitled to receive awards under our LTIP Plan and to reimbursement for all reasonable out-of-pocket business expenses incurred in the performance of his duties on behalf of the Company.

Mr. Arnold’s employment agreement provides that if he is terminated by the Company for “cause” he is entitled to receive his base salary pro rated to his date of termination. “Cause” is defined to include (i) theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Company documents or records; (ii) material failure to abide by the Company’s policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct) after written notice from the Company of such failure; (iii) unauthorized use, misappropriation, destruction or diversion of any material tangible or intangible assets or corporate opportunity of the Company (including, without limitation, improper use or disclosure of the Company’s confidential or proprietary information); (iv) misconduct which has a material detrimental effect on the Company’s reputation or business; (v) repeated failure or inability (other than due to injury or illness) to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure such failure or inability; or (vi) conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude and which impairs Mr. Arnold’s ability to perform his duties with the Company.

Mr. Arnold’s employment agreement also provides that he is entitled to receive certain payments upon his termination by the Company without cause or upon Mr. Arnold’s resignation for “Good Reason”. “Good Reason” is defined as the first to occur of any of the following, without Mr. Arnold’s written consent: (i) a material diminution in base salary or target bonus then in effect; (ii) a material diminution in authority, duties or responsibilities, including without limitation, a requirement that Mr. Arnold report to a corporate officer rather than directly to the Board or its successor; (iii) a relocation of Mr. Arnold’s principal place of employment to a location that increases Mr. Arnold’s one-way commute distance by more than thirty miles; or (iv) any other action or inaction by the Company that constitutes a material breach of Mr. Arnold’s employment agreement. In the event of such a termination without cause or resignation for “Good Reason” Mr. Arnold is entitled to receive: (a) base salary then in effect, pro rated to the date of termination; (b) severance equal to six months of base salary then in effect; (c) an amount equal to Mr. Arnold’s bonus for the Company’s prior fiscal year ending on or prior to the date of termination or resignation; and (d) payment of COBRA premiums for a period of six months or until Mr. Arnold is eligible to receive health benefits under another group health insurance plan. Upon such an event, all LTIP awards then held by Mr. Arnold shall vest in accordance with the vesting schedule included in the LTIP Plan.

Mr. Arnold’s employment agreement includes a change of control provision that entitles him to certain payments in the event of his termination without “Cause” or resignation for “Good Reason” upon or within 12 months following a “Change of Control” of the Company as defined in the LTIP Plan. Upon such a “Change of Control” Mr. Arnold is entitled to receive: (i) base salary then in effect, pro rated to the date of termination; (ii) severance equal to six months of base salary then in effect; (iii) an amount equal to Mr. Arnold’s bonus for the Company’s prior fiscal year ended on or prior to the date of termination or resignation; (vi) an amount equal to Mr. Arnold’s target bonus then in effect; and (v) payment of COBRA premiums for a period of six months or until Mr. Arnold is eligible to receive health benefits under another group health insurance plan. In the event that Kofax (Bermuda) or its successor terminates Mr. Arnold’s employment without cause or Mr. Arnold terminates his employment for good reason in either case upon or within 12 months following a “Change of Control”, upon such termination, Mr. Arnold shall be entitled to at least 100% of the shares awarded to Mr. Arnold under the LTIP awards made to him on June 7, 2010.

PRINCIPAL SHAREHOLDERS

The following table sets forth information, as of December 31, 2012, regarding the beneficial ownership of our common shares: (i) immediately prior to the consummation of the offering and (ii) as adjusted to reflect the sale of our common shares in this offering, for:

•	each of our directors;

•	each of our executive officers;

•	all of our directors and our executive officers as a group; and

•	each person who is known by us to own beneficially 5% or more of our outstanding common shares.

The column entitled “Shares Beneficially Owned Prior to the Offering—Percent” is based on 89,544,782 common shares outstanding as of December 31, 2012. The columns entitled “Shares Beneficially Owned After the Offering—Percent” is based on (i)              common shares to be issued and outstanding immediately after the closing of this offering, assuming no exercise of the underwriter’s over-allotment option, and (ii)              common shares to be issued and outstanding immediately after closing of this offering, assuming exercise of the underwriter’s over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o Kofax Limited, 15211 Laguna Canyon Road, Irvine, CA 92618.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
				Excluding Exercise of Over-Allotment			Including Exercise of Over-Allotment
	Number	Percent		Number	Percent		Number	Percent
Name of Beneficial Owner (1)
Holders of Greater than 5% (2)
65 BR Trust/ Natasha Foundation / NPC Foundation (3)	15,008,838	16.8%		15,008,838		%	15,008,838		%

Aberforth Partners LLP (4)	7,061,953	7.9%		7,061,953		%	7,061,953		%

Directors and Executive Officers:
Reynolds C. Bish (5)	2,372,900	2.6%		2,372,900		%	2,372,900		%
James Arnold, Jr. (6)	730,000	*	%	730,000	*	%	730,000	*	%
Greg Lock (7)	683,000	*	%	683,000	*	%	683,000	*	%
William T. Comfort III (8)	16,115,702	18.0%		16,115,702		%	16,115,702		%
Chris Conway	315,000	*	%	315,000	*	%	315,000	*	%
Wade W. Loo	5,000	*	%	5,000	*	%	5,000	*	%
Bruce Powell	101,480	*	%	101,480	*	%	101,480	*	%
Joe Rose	102,000	*	%	102,000	*	%	102,000	*	%
Mark Wells	95,000	*	%	95,000	*	%	95,000	*	%
All directors and executive officers as a group (16 persons) (9)	22,657,326	23.9%		22,657,326		%	22,657,326		%

*	Less than 1%.
(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all common shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)	The information with respect to the holders of 5% or more of our outstanding common shares is derived from inquiries made by our authorized representatives to such holders. Such holders, and in particular financial institutions, may likely hold their shares as nominees on behalf of other beneficial owners, the identities of whom have not been disclosed to us by the above listed holders.
(3)	Includes (i) 4,821,926 shares held by The 65 BR Trust which represented 5.4% of the issued and outstanding shares at December 31, 2012, (ii) 7,671,255 shares held by The Natasha Foundation which represented 8.6% of the issued and outstanding shares at June 30, 2012 and (iii) 2,515,657 shares held by The NPC Foundation which represented 2.8% of the issued and outstanding shares at December 31, 2012. The 65 BR Trust is a family trust with a registered office address of PO Box 242, Locust Valley, NY 11560 that holds assets for the benefit of Mr. Comfort’s children. Mr. Comfort maintains voting and dispositive power over the shares directly held by The 65 BR Trust. The Natasha Foundation is a Bermuda formed entity with a registered address of Clarendon House, 2 Church Street, Hamilton HM11, Bermuda HM CX). Mr. Comfort is a director of the Natasha Foundation. The NPC Foundation is a Bermuda formed entity with a registered address of Clarendon House, 2 Church Street, Hamilton HM11, Bermuda HM CX. Mr. Comfort is a director of The NPC Foundation. Mr. Comfort’s brother and brother-in-law share, with Mr. Comfort, voting and dispositive power of the shares held by the Natasha Foundation and NPC Foundation. Each of the Natasha Foundation and NPC Foundation are charitable foundations and the economic benefits of the securities held by those foundations are received by charitable causes unconnected with the Comfort family. Immediate family members of Mr. Comfort and entities controlled by Mr. Comfort’s immediate family members have voting or dispositive power over an additional 8,006,829 shares over which Mr. Comfort has no voting or dispositive power and from which Mr. Comfort receives no economic benefit.
(4)	Aberforth Partners LP has an address of 14 Melville Street, Edinburgh EH3 7NS.
(5)	Includes 1,443,750 shares Mr. Bish has the right to acquire from us within 60 days of December 31, 2012 pursuant to the exercise of stock options and 733,000 shares underlying outstanding awards under the LTIP Plan.
(6)	Includes 275,000 shares Mr. Arnold has the right to acquire from us within 60 days of December 31, 2012 pursuant to the exercise of stock options and 200,000 shares underlying outstanding awards under the LTIP Plan.
(7)	Includes 23,000 shares held directly by The Greg and Rosie Lock Charitable Foundation Trust, a registered UK charity, over which Mr. Lock has shared voting and dispositive power with his wife and an unrelated third party director of a professional trust management company. The economic benefits of the securities held by The Greg and Rosie Lock Charitable Foundation Trust are received by charitable causes that are disbursed gifts of cash or assets from the trust, as required by UK charities legislation.
(8)	Includes (i) 15,008,838 shares held by The 65 BR Trust, The Natasha Foundation and The NPC Foundation over which Mr. Comfort has sole or shared voting and dispositive power and (ii) 1,106,864 shares held directly by Mr. Comfort.
(9)	Includes 2,475,292 shares our directors and officers have the right to acquire from us within 60 days of December 31, 2012 pursuant to the exercise of stock options and 2,150,306 shares underlying outstanding awards under the LTIP Plan.

RELATED PARTY TRANSACTIONS

Transactions with Related Companies

From time to time in the ordinary course of our business we contract for services from companies in which certain of our executive officers or directors may serve as director or advisor. The cost of these services is negotiated on an arm’s length basis and none of these arrangements is material to us.

Agreements with Directors and Officers

For information regarding agreements between us and certain of our executive officers and directors, see “Management—Executive Officer Compensation and Employment Agreements” and “Management—Indemnification Agreements” above.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws that will become effective immediately prior to the consummation of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

General

Kofax (Bermuda) is an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 45528. We were incorporated in Bermuda on June 23, 2011. We began operations in Switzerland in 1985 as a distributor of document imaging hardware and maintenance services under the name Dicom AG and subsequently re-organized in October 1995 as Kofax (U.K.), a public limited company under the laws of the United Kingdom. Prior to the completion of this offering, under a scheme of arrangement approved by the shareholders of Kofax (U.K.) and appropriate U.K. authorities, each share of Kofax (U.K.) will be cancelled and re-issued to Kofax (Bermuda), which will then issue shares of Kofax (Bermuda) to the former shareholders of Kofax (U.K.) in exchange for all outstanding shares of Kofax (U.K.) on a one-for-one basis.

The registered office of Kofax (Bermuda) is located at Clarendon House, 2 Church Street, Hamilton, Bermuda HM CX and its principal place of business is at 15211 Laguna Canyon Road, Irvine, CA 92618. The telephone number at its registered office is +441 295 1442. Codan Services Ltd. is our agent for service of process in Bermuda having an address of Clarendon House, 2 Church Street, Hamilton, Bermuda HM CX.

Authorized and Issued Share Capital

Our authorized share capital consists of $         divided into              common shares, par value $0.001 per share. Upon the completion of this offering and the repurchase, for $0.001, of one common share issued to Bradford Weller, our Executive Vice President of Legal Affairs, General Counsel and Company Secretary, there will be              common shares issued and outstanding, or              common shares issued and outstanding, if the underwriter’s overallotment option is exercised in full. All of our issued and outstanding common shares prior to completion of this offering are and will be fully paid, and all of our shares to be issued in this offering will be fully paid. Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our Board of Directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

To date, Kofax (U.K.) has financed its operations through funds raised in public and private placements of ordinary shares and through borrowings under credit facilities. We also issued shares to our officers and employees pursuant to our incentive plans.

The following table shows our history of share capital for the last two years:

Year Ended	Number of ordinary shares issued	Price per share	Gross proceeds or Fair value of share transaction	Process/Considerations
June 30, 2011	2,152,105	N/A	N/A	Exercise of options or vesting of LTIP awards to employees
June 30, 2012	576,358	N/A	N/A	Exercise of options or vesting of LTIP awards to employees

Common Shares

The bye-laws contain pre-emption provisions in favor of the holders of “Relevant Shares” of the Company (as defined in the bye-laws), which includes the common shares, entitling such holders to be offered “Equity Securities” (as defined in the bye-laws) in proportion to their existing holdings. Such pre-emption provisions do not apply to allotments of “Equity Securities” which are paid otherwise than in cash, as more fully described in the bye-laws. These pre-emption provisions shall remain in force for so long as the Company’s common shares remain listed on the Official List and admitted to trading on the main market of the London Stock Exchange. Holders of common shares have no pre-emptive rights (other than the pre-emptive rights described above), redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Dividends and Other Distributions

Under Bermuda law, a company may not declare or pay dividends, or make a distribution out of contributed surplus, if there are reasonable grounds for believing either that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than its liabilities. Share premium accounts maybe reduced in certain limited circumstances. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Variation of Rights

For so long as our common shares are listed on the Official List and admitted to trading on the main market of the London Stock Exchange, if at any time we have more than one class of issued and outstanding shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of 75% of the issued shares of that class; or (2) with the sanction of a resolution passed by 75% of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons is present. Our bye-laws also provide that if our common shares are not then listed on the Official List and admitted to trading on the main market of the London Stock Exchange, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of a majority of the issued shares of that class; or (2) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing by proxy one-third of the issued shares of the relevant class, is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Shareholder Meetings

Under our bye-laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of Bermuda. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that shareholders be given at least 21 days’ notice in advance of an annual general meeting and (unless otherwise resolved by a resolution passed by a majority of not less than 75% of such shareholders as (being entitled to do so) vote in person or by proxy at a general meeting) 21 days’ notice in advance of a special general meeting. Bermuda law provides that a special general meeting of shareholders may be called by the Board of Directors of a company and must be called upon the request of shareholders holding not less than one-tenth of the paid-up capital of the company carrying the right to vote at general meetings. Our bye-laws provide that the chairman of our Board of Directors or the Board of Directors may convene a special general meeting whenever in their judgment such meeting is necessary and that the Board of Directors must call a special general meeting upon the request of shareholders holding not less than one-tenth of the paid-up capital of the Company carrying the right to vote at a general meeting.

Anti-Takeover Provisions

Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the recapitalization, amalgamation, merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of our incumbent directors and executive officers. The following is a summary of the provisions of our bye-laws that may be deemed to have an anti-takeover effect:

Classified Board of Directors

Our bye-laws provide that our Board of Directors shall consist of between three and fifteen directors. Our Board of Directors currently consists of nine directors who shall stand for election at each annual general meeting. Our bye-laws further provide that, from such time as our common shares are no longer listed on the Official List and admitted to trading on the main market of the London Stock Exchange, our Board of Directors will be divided into three classes as nearly equal in number as possible, with each director serving a staggered three-year term and one class being elected at each year’s annual general meeting of shareholders. These provisions could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Takeover Provisions

For so long as the shares of the Company are listed in the Official List and admitted to trading on the main market of the London Stock Exchange, our bye-laws contain provisions that are substantially equivalent to the provisions of the UK Takeover Code, which provide that a person must not:

•

acting by himself or with persons determined by the Board of Directors to be acting in concert, seek to acquire shares in the Company, which carry 30% or more of the voting rights attributable to the shares in the Company; or

•

acting by himself or with persons determined by the Board of Directors to be acting in concert, hold not less than 30% but not more than 50% of the voting rights attributable to the shares in the Company, and seek to acquire after the Migration, by himself or with persons determined by the Board of Directors to be acting in concert, additional shares which, taken together with the shares held by the persons determined by the Board of Directors to be acting in concert with him, increase his voting rights attributable to the shares, except as a result of a “permitted acquisition” (meaning an acquisition either consented to by the Board of Directors, or made in compliance with Rule 9 of the Takeover Code, or arising from the repayment of a stock borrowing arrangement).

Where the Board of Directors has reason to believe that any of such circumstances has taken place, then it may take all or any of following measures:

•	require the person(s) appearing to be interested in the shares of the Company to provide such information as the Board of Directors considers appropriate;

•	consider such public filings as may be necessary to determine any of the matters noted above;

•	make any determination as it thinks fit, either after calling for submissions by the relevant person(s) or without calling for any;

•	determine that the voting rights attached to such shares in breach of the bye-laws, the “Excess Shares”, are incapable of being exercised for a definite or indefinite period;

•	determine that some or all of the Excess Shares are to be sold;

•	determine that some or all of the Excess Shares will not carry any right to any dividends or other distributions for a definite or indefinite period; and

•

such actions as it thinks fit, including prescribing rules not inconsistent with our bye-laws, setting deadlines for the provision of information, drawing adverse inferences where information requested is not provided, making determinations or interim determinations, executing documents on behalf of a shareholder, converting any Excess Shares held in uncertificated form to certificated form and vice-versa, or converting any Excess Shares represented by depositary interests issued in uncertificated form into shares in certificated form paying costs and expenses out of proceeds of sale, and changing any decision or determination or rule previously made.

The Board of Directors has the full authority to determine the application of these restrictions including the deemed application of the whole or any part of the UK Takeover Code, and such authority shall include all the discretion that the Panel on Takeovers and Mergers (Panel) would exercise if the whole or part of the UK Takeover Code applied. Any resolution or determination made by the Board of Directors, any director or the chairman of any meeting acting in good faith is final and conclusive and is not open to challenge as to its validity or as to any other ground. The Board of Directors is not required to give any reason for any decision or determination it makes.

Election and Removal of Directors

Our bye-laws do not permit cumulative voting in the election of directors. Our bye-laws require shareholders wishing to propose a person for election as a director (other than persons proposed by our Board of Directors) to give advance written notice of nominations for the election of directors. Our bye-laws also provide that our directors may be removed only upon the affirmative vote of the holders of a majority of the common shares voted in person or by proxy at a duly authorized meeting of shareholders called for that purpose, provided that notice of such meeting is served on such director at least 14 days before the meeting or by notice served upon the relevant director signed by all his co-directors. These provisions may discourage, delay or prevent the removal of our incumbent directors.

Limited Actions by Shareholders

Any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders. Shareholders may not act by written consent in lieu of a meeting. Our bye-laws provide that, subject to certain exceptions and to the rights granted to shareholders pursuant to the Bermuda Companies Act (including the right of shareholders holding not less than one-tenth of the paid-up capital of the Company carrying the right to vote at a general meeting to call a special general meeting), only our Board of Directors or the Chairman may call special meetings of our shareholders and the business transacted at a special meeting is limited to the purposes stated in the notice for that meeting.

Subject to certain rights set out in the Bermuda Companies Act, our bye-laws provide that shareholders are required to give advance notice to us of any business to be introduced by a shareholder at any annual general meeting. The advance notice provisions provide that, for business to be properly introduced by a shareholder when such business is not specified in the notice of meeting or brought by or at the direction of our Board of Directors, the shareholder must have given our secretary notice not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting of the shareholders. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, the shareholder must give our secretary notice not later than 10 days following the earlier of the date on which notice of the annual general meeting was given to the shareholders or the date on which public disclosure of the annual general meeting was made. The chairman of the meeting may, if the facts warrant, determine and declare that any business was not properly brought before such meeting and such business will not be transacted.

Limitations on Liability and Indemnification of Directors and Officers

We are a Bermuda exempted company. The Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability imposed on them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. The Bermuda Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to the Bermuda Companies Act. We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Our bye-laws further provide that the shareholders waive all claims or rights of action that they might have, individually or in right of our company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer.

Our bye-laws also provide that no officers or directors shall be answerable for their own or the acts, receipts, neglects or defaults of the other officers or directors, or for any bankers or other persons with whom any moneys or effects belonging to us shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us shall be placed out on or invested, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the said persons. Our bye-laws further provide that we shall pay to or on behalf of any such director or officer any and all costs and expenses associated in defending or appearing or giving evidence in the proceedings referred to above as and when such costs and expenses are incurred; provided that in the event of a finding of fraud or dishonesty, such person shall reimburse to us all funds paid by us in respect of costs and expenses of defending such proceedings.

The Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. Our bye-laws provide that we may purchase and maintain insurance for the benefit of any director or officer against any liability incurred by him under the Bermuda Companies Act in his capacity as a director or officer or indemnifying such director or officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to us or our subsidiaries.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by Codan Services Limited in Bermuda, and a branch register will be maintained in the United States by American Stock Transfer & Trust Company, LLC, who will serve as branch registrar and transfer agent. Capita Registrars Limited will maintain a register of holders of the common shares in the United Kingdom.

Our Common Shares in the United States Will Be Registered

The common shares to be sold in this offering will have been registered with the SEC. In the United States, participating brokerage firms hold freely-tradeable shares electronically (also referred to as “book-entry” or in “street name”) through the Depository Trust Company, or DTC, a third-party that was founded and is owned by member brokerage firms. DTC then establishes an account in its electronic system and allocates interests in the shares among the brokerage firms, which in turn credit the accounts of brokerage customers. In accordance with market practice in the United States and system requirements of stock markets, the underwriter has designated that the common shares sold in this offering be issued or transferred, as applicable, to DTC. There is no contractual arrangement between Kofax (Bermuda) and DTC.

If you purchase beneficial interests in our common shares in this offering, you must look solely to your broker or bank for the payment of all dividends, the exercise of voting rights attaching to our common shares and all other rights arising in respect of our common shares. Your broker or bank must, in turn, look solely to DTC for the payment of all dividends, the exercise of voting rights attaching to our common shares and all other rights arising with respect to our common shares.

You may request through your broker to hold shares directly in certificated form instead of holding shares indirectly through DTC. Your broker may obtain on your behalf shares in certificated form through our U.S. transfer agent. However, the conversion from a beneficial interest in shares legally owned by Cede & Co. as holder of legal title to the common shares to actual common shares, and vice versa, may require both time and the payment of processing fees to our transfer agent in addition to fees that may be levied by your brokerage firm.

If you elect to hold shares directly in certificated form in your own name, which will be represented by a paper certificate, you will be a Kofax (Bermuda) shareholder and therefore you may be more easily able to exercise the shareholder rights attaching to the shares than would be the case were you to hold beneficial interests in the shares held by Cede & Co. for DTC. Conversely, if you decide to hold your beneficial interests in the shares held by Cede & Co. for DTC through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank. Please consult with your broker or bank to determine those procedures. If you hold your beneficial interests in our shares through DTC, because you are not an actual shareholder of Kofax Limited, you may look only to your broker or bank for recourse related to your beneficial interest in the common shares.

Listing

We intend to apply for listing of our common shares on The NASDAQ Global Select Market under the symbol “KFX.” Following this offering our common shares will also trade on the London Stock Exchange under the symbol “KFX.L.”

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for exchange control purposes for the issue and free transferability of all of the common shares that are the subject of this offering to and between residents and non-residents of Bermuda, provided our shares remain listed on an appointed stock exchange, which includes The NASDAQ Global Select Market. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Bermuda Companies Act. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Holders of Record

As of December 31, 2012, there were approximately 750 individual holders of record entered in the share register of Kofax (U.K.), of which we believe there were approximately 25 U.S. residents who held approximately 20.0% of the issued and outstanding ordinary shares of Kofax (U.K.). The number of individual holders of record is based exclusively upon our share register and does not either include holders of shares in dematerialized, or book-entry, form or address whether a single share certificate may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of some but not all of the shares represented by a single share certificate. Prior to this offering, the ordinary shares of Kofax (U.K.) have been admitted to trading on the London Stock Exchange under the symbol “KFX.L.” We intend to apply to have our common shares approved for listing on The NASDAQ Global Select Market under the symbol “KFX.”

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the company.

COMPARISON OF DELAWARE LAW AND BERMUDA LAW

You should be aware that the Bermuda Companies Act, which applies to us, differs in certain material respects from laws generally applicable to Delaware corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Bermuda Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders which differ in certain respects from provisions of the General Corporation Law of the State of Delaware. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders or all aspects of Delaware law which may differ from Bermuda law.

Corporate Law Issue	Bermuda Law	Delaware Law
Special Meetings of Shareholders

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than one-tenth of the paid-up capital of the company carrying the right to vote at general meetings. Our bye-laws provide that the chairman of our Board of Directors or the Board of Directors may convene a special general meeting and that the Board of Directors must call a special general meeting upon the request of shareholders holding not less than one-tenth of the paid-up capital of the Company carrying the right to vote at a general meeting.

Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.

Our bye-laws provide that shareholders be given at least 21 days’ notice in advance of annual or special general meetings although this notice requirement for a special general meeting may be amended by a resolution passed by a majority of not less than 75% of such shareholders as (being entitled to do so) vote in person or by proxy at a general meeting of the Company.

Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Interested Director Transactions	Bermuda law and our bye-laws provide that if a director or an immediate family member of a director has an interest in a material contract or proposed material contract with us or any of our subsidiaries or has a material interest in any person that is a party to such a contract, the director (on his own behalf and/or on behalf of the relevant immediate family member) must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting or disqualified by the vote of a majority in number of the other directors in attendance where such declaration is made by the chairman of the meeting.

Interested director transactions are permissible and may not be legally voided if:

•     either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

•     the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

Voting and Quorum Requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, by the Bermuda Companies Act. Under our bye-laws, for so long as our common shares are listed on the Official List and admitted to trading on the main market of the London Stock Exchange at any general meeting, any two shareholders present in person or by proxy throughout the meeting form a quorum for the transaction of business. Our bye-laws also provide that from such time as our common shares are no longer listed on the Official List and admitted to trading on the main market of the London Stock Exchange, two or more persons present in person throughout the meeting and representing in person or by proxy more than one-third of total issued voting shares, shall constitute a quorum for the transaction of business at that meeting. Generally, except as otherwise provided in the bye-laws, or the Bermuda Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Our bye-laws do not permit cumulative voting.

The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

For a Delaware corporation, the presence, either in person or by proxy, of as few as one third of the shares eligible to vote may constitute a quorum. Except for certain extraordinary transactions, such as approving a merger, shareholders of a Delaware corporation may act by the majority vote of the shares present, either in person or by proxy.

Under Delaware law, a shareholder entitled to vote at a meeting or express consent or dissent to a corporate action in writing in lieu of a meeting may authorize another person or persons to act for such shareholder by proxy; provided, that no such proxy may be voted or acted upon after three years from its date unless the proxy provides for a longer period.

Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of common shares is entitled to one vote per common share held.

Approval of Corporate Matters by Written Consent	Our bye-laws do not provide for our shareholders to take action by written consent.	Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.

Takeover Provisions	For so long as the shares of the Company are listed on the Official List and admitted to trading on the main market of the London Stock Exchange our bye-laws contain provisions that are substantially equivalent to the UK Takeover Code. See “Description of Share Capital—Anti-Takeover Provisions—Takeover Provisions.”	Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” is defined to include a merger or asset sale involving the interested stockholder or any other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of a corporation’s voting stock.

Limitations on Directors Liability and Indemnification of Directors and Officers	Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Bermuda Companies Act. Section 98 of the Bermuda Companies Act further provides that a company may advance moneys to an officer (including a director) or auditor for the costs, charges and expenses incurred by the officer (including a director) or auditor in defending any civil or criminal proceedings against them, on condition that the officer (including a director) or the auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them. We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

In addition, Delaware law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually or reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no

	attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and intend to maintain a directors’ and officers’ liability policy for such purpose.	indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.
Amalgamations, mergers and similar arrangements

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless a company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be at least two persons holding or representing more than one-third of the issued shares of the company.

Our bye-laws provide that, for so long as our common shares are listed on the Official List and admitted to trading on the main market of the London Stock Exchange, an amalgamation, merger or similar transaction must be approved by the affirmative vote of at least a majority of all votes cast by those attending and voting at the meeting on such matter, and the quorum for such meeting must be at least two shareholders present in person or by proxy.

From such time as our common shares are no longer listed on the Official List and admitted to trading on the main market of the London Stock Exchange, the quorum for a meeting convened to pass such a resolution shall be two shareholders present in person or by proxy throughout the meeting between them representing one third of the votes entitled to be cast at a general meeting of the Company.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and the holders of a majority of the shares entitled to vote on the transaction. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

In the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders, or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

or officer. We have been advised that in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.

Inspection of Books and Records	Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, (including its objects and powers), and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting unless the requirement is waived. The register of members of a company is also open to inspection by shareholders and members of the general public without charge for not less than two hours in any business day (subject to such reasonable restrictions as a company may impose). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Bermuda Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.	All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Amendments to Charter

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued and outstanding share capital shall have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Amendment of bye-laws	Our bye-laws provide that for so long as the Company’s common shares are listed on the Official List and admitted to trading on the main market of the London Stock Exchange, the bye-laws may only be rescinded, altered or amended upon approval by a resolution of our Board of Directors and by a resolution of our shareholders representing 75% of the votes cast. Our bye-laws also provide that from such time as the Company’s common shares are no longer listed on the Official List and admitted to trading on the main market of the London Stock Exchange, our bye-laws may be rescinded, altered or amended upon approval by a resolution of our Board of Directors and by a resolution of our shareholders representing a majority of the votes cast; however, in such event, certain of our bye-laws (including with respect to the election of directors, retirement of directors by rotation, no share qualification for directors, removal

The authority to adopt, amend or repeal the bylaws of a Delaware corporation is held exclusively by the shareholders unless such authority is conferred upon the board of directors in the corporation’s certificate of incorporation.

Amendments to the bylaws of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation.

of directors, indemnification of directors, amalgamations and mergers and changes to bye-laws) may only be rescinded, altered or amended upon the resolution of our Board of Directors including the affirmative vote of not less than a majority of the directors then in office and by a resolution of the Members including the affirmative vote of not less than a majority of the votes cast by those attending and voting at the meeting.

Duties of Directors

The Bermuda Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Bermuda Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our Board of Directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements: (i) a duty to act in good faith in the best interests of the company; (ii) a duty not to make a personal profit from opportunities that arise from the office of director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise powers for the purpose for which such powers were intended.

The Bermuda Companies Act also imposes a duty on directors and officers of a Bermuda company to: (i) act honestly and in good faith with a view to the best interests of the company; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Bermuda Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

The standards of conduct for directors of a Delaware corporation have developed through written opinions of the Delaware courts. Directors of Delaware corporations generally must act in good faith and with due care and loyalty, in a manner that they believe to be in the best interests of the corporation and its stockholders.

Under Bermuda law, directors and officers generally owe a fiduciary duty to the company itself, not to the company’s individual shareholders or members, creditors, or any class of shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.

Compulsory Takeovers

Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

•     By a procedure under the Bermuda Companies Act known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

Under Delaware law, an acquiring party is generally able to acquire compulsorily the common stock of minority holders if the acquiring party owns at least 90% of the outstanding stock of each class of the stock of the target corporation by either merging the acquiring party into the target corporation or the target corporation into the acquiring party and concurrently filing a certificate of such ownership and merger setting forth a copy of the resolution of the board of directors of the acquiring party to so merge and the date of the adoption.

•     If the acquiring party is a company, it may compulsorily acquire all the shares of the target company by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•     Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Shareholder proposals	Under Bermuda law, shareholder(s) may unless the company otherwise resolves, as set forth below and at their own expense, require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than one-twentieth of the total voting rights of all shareholders having at the date of the requisition the right to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.	Not applicable.

Dividends and other distributions	Under Bermuda law, a company may not declare or pay dividends, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares.	Delaware law provides that (i) a corporation may pay dividends on its common stock out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year and (ii) that dividends may be paid in cash, property or shares of a corporation’s capital stock. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividends, the capital of the corporation would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of the assets.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, and assuming no exercise of the underwriter’s over-allotment option, we will have              outstanding common shares. All of the common shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Prior to this offering, there has been no public market for our common shares in the U.S., although the shares of Kofax (U.K.) are admitted to trading on the London Stock Exchange. Although we intend to list our common shares on The NASDAQ Global Select Market, we cannot assure you that a regular trading market for our common shares will develop in the U.S.

Rule 144

Common shares issued to former shareholders of Kofax (U.K.) who are not our directors, officers or other affiliates are freely tradable and are not subject to the restrictions in Rule 144 of the Securities Act. In general, if there are any restricted shares, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who holds restricted shares and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of our common shares, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our common shares for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common shares then outstanding, which will equal approximately              common shares immediately after this offering, assuming no exercise of the underwriter’s over-allotment option; or

•	the average weekly trading volume of our common shares on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases common shares from us in connection with a compensatory share plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Option/Equity Awards

We intend to file a registration statement under the Securities Act to register our common shares which we expect to issue under our share incentive plans and common shares held for resale by our existing shareholders that were previously issued under our share incentive plans, including our outstanding deferred share awards and share options, all common shares issued upon settlement of our vested deferred share awards, and common shares issued to our non-employee directors as compensation for their service as our directors. As of December 31, 2012, there were 5,372,473 common shares issuable upon the exercise of share options outstanding and 3,301,999 common shares issuable pursuant to deferred share awards subject to vesting restrictions. Shares issued upon the exercise of share options or upon the settlement of deferred share awards after the effective date of this registration statement will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

TAXATION

Bermuda Taxation Consequences

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

United Kingdom Taxation Consequences

The following information is based upon the law and practice currently in force in the United Kingdom. The comments are of a general nature only, are not a full description of all relevant tax considerations and may not apply to persons who do not hold their shares as investments. To the extent that the discussion relates to matters of United Kingdom law, it represents the opinion of Dechert LLP, our United Kingdom counsel. Any person who is in any doubt as to his tax position should consult a professional adviser concerning his tax position in respect of the acquisition, holding or disposal of common shares. Shareholders who are resident for tax purposes in a country other than the United Kingdom should consult their own adviser as to the tax consequence of the acquisition, holding or disposal of common shares.

Although the Company is incorporated in and organized under the laws of Bermuda, the directors intend that the affairs of the Company should be managed and conducted so that it will be resident in the United Kingdom for tax purposes. No guarantee can be given that the Company will be respected as United Kingdom resident for tax purposes. The following information is based on the Company being tax resident in the United Kingdom and upon the law and practice currently in force in the United Kingdom.

Taxation of Income

The tax treatment in relation to dividends paid by the Company should be as set out below. Individual shareholders resident for tax purposes in the United Kingdom should generally be entitled to a tax credit in respect of any dividend received equal to one-ninth of the amount of the dividend. Such an individual shareholder’s liability to United Kingdom income tax is calculated on the sum of the dividend and the tax credit (the gross dividend) which will be regarded as the top slice of the individual’s income and which will be subject to United Kingdom income tax at the rates described below. The tax credit is equal to 10% of the gross dividend. The tax credit will be available to offset such shareholder’s liability (if any) to income tax on the dividend.

Individual shareholders resident for tax purposes in the United Kingdom liable to tax at the lower or basic rate will be liable to tax on dividend income received at the rate of 10%. This means that the tax credit will satisfy the income tax liability of a United Kingdom resident individual shareholder liable to pay income tax at the lower or basic rate.

The rate of income tax applied to United Kingdom company dividends received by United Kingdom resident individuals liable to income tax at the higher rate will be 32.5%. After taking into account the 10% tax credit, a higher rate taxpayer will be liable to additional income tax of 22.5% of the gross dividend. The rate of income tax applied to United Kingdom company dividends received by United Kingdom resident individuals liable to income tax at the 50% rate will be 42.5%. After taking into account the 10% tax credit, a 50% rate taxpayer will be liable to additional income tax of approximately 32.5% of the gross dividend.

With limited exceptions individual shareholders who are resident for tax purposes in the United Kingdom cannot claim payment of the tax credit from HM Revenue & Customs. A corporate shareholder resident for tax purposes in the United Kingdom will not normally be liable to corporation tax on any dividend received.

Individual shareholders who are resident for tax purposes in countries other than the United Kingdom but who are Commonwealth citizens, nationals of states which are part of the European Economic Area, residents of the Isle of Man or the Channel Islands or certain other persons are entitled to a tax credit which they may set off against their total United Kingdom income tax liability. Such shareholders will generally not be able to claim repayment of the tax credit from HM Revenue and Customs. The right of other non-resident individual shareholders to claim payment from HM Revenue & Customs in respect of part of the tax credit attaching to the dividends to which they are entitled will depend on the provisions of any relevant double tax treaty. Such shareholders will not, generally, be entitled to receive any payment. Shareholders who are resident for tax purposes in countries other than the United Kingdom should consult their own tax advisers concerning their tax liabilities on dividends received.

There is no requirement on the Company to withhold tax payable in relation to dividend income.

Taxation of Capital Gains

An individual shareholder who is either resident or ordinarily resident in the United Kingdom (whether or not domiciled there) may be liable to capital gains tax on any disposal of their common shares in the Company. The rate applicable will be 18% or 28% depending on the individual’s total taxable income and gains and subject to certain reliefs or exemptions.

A United Kingdom corporate shareholder may be liable to corporation tax on chargeable gains on any disposal of its common shares in the Company. The rate applicable will be the corporate shareholder’s highest marginal rate of taxation.

A shareholder who is not resident (nor in the case of an individual ordinarily resident) in the United Kingdom, will not normally be liable to United Kingdom tax on capital gains on any disposal of common shares in the Company unless the shareholder carried on a trade, profession or vocation in the United Kingdom through a branch or agency and the common shares are, or have been used, held or acquired for the purpose of such trade, profession or vocation, branch or agency.

Individual Savings Accounts

Shares in the Company may be eligible to be held in an ISA subject to the personal circumstances of the shareholder. Any shareholder wishing to hold their shares in this way is recommended to seek independent advice.

Stamp Duty and SDRT

The following comments are intended as a guide to the general United Kingdom stamp duty and stamp duty reserve tax (“SDRT”) position and do not relate to persons such as market makers, brokers, dealers, intermediaries and persons connected with depository arrangements or clearance services, to whom special rules apply. These comments apply irrespective of the tax residence or domicile of the investor.

No United Kingdom stamp duty or SDRT will be payable on the issue of new common shares. No United Kingdom stamp duty or SDRT will be payable on the transfer of new common shares provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situated or to any matter or thing done or to be done, in the United Kingdom.

United States Taxation Consequences

The following is a summary of the material U.S. federal income tax consequences of an investment in our common shares and is the opinion of Dechert LLP insofar as it relates to legal conclusions with respect to matters of U.S. Federal income tax law. This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), the U.S. Treasury regulations promulgated thereunder (including proposed and temporary regulations), published administrative rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (IRS) will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below. This discussion does not purport to be a comprehensive description of all of the U.S. federal income tax consequences that may be relevant with respect to an investment in common shares.

This summary does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; partnerships or entities classified as partnerships for U.S. federal income tax purposes or persons holding common shares through such entities; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the U.S.; persons subject to the alternative minimum tax; persons holding common shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting shares; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

We urge you to consult your own tax advisors regarding your particular circumstances and the U.S. federal income, estate and gift tax consequences to you of owning and disposing of common shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our common shares that is any of the following:

•	a U.S. citizen or resident of the U.S. (as determined for U.S. federal income tax purposes);

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust elects under U.S. Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of common shares that is not a U.S. Holder. As described in “—Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

Tax Residency of the Company

As described above under “—United Kingdom Taxation Consequences” although we are organized under the laws of Bermuda, our directors seek to ensure that our affairs are conducted in such a manner that we are resident in the United Kingdom for tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than the United Kingdom. A change in our tax residency could have an effect on our cash flow but is not expected to have an effect on the tax consequences described below.

Taxation of U.S. Holders

Distributions on Common Shares

Subject to the discussion in “—Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on common shares, other than certain pro rata distributions of our common shares or rights with respect to our common shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent the distribution is paid from our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. The amount of any non-U.S. taxes withheld from a distribution, if any, would also be required to be included in gross income by you, however as discussed above under “—Bermuda Taxation Consequences” and “—United Kingdom Taxation Consequences—Taxation of Income,” we do not expect to be required to withhold taxes on any such distributions. Dividends paid by us are not expected to be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2013 will constitute “qualified dividend income”, or QDI, subject to tax at current capital gains rates (generally 15%) provided that (i) the ordinary shares are readily tradable on an established securities market in the U.S or we are eligible for benefits of a comprehensive income tax treaty with the U.S. (ii) we are not a PFIC (as discussed below) with respect to such U.S. Holder, for either our taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period and other requirements are met. We expect to be eligible for benefits under the U.S.-U.K. treaty, which does qualify as a comprehensive income tax treaty with the U.S for these purposes. Furthermore, and in the event that we would not be eligible for such treaty, we expect our common shares will be readily tradable on an established securities market in the U.S. as a result of being listed on The NASDAQ Global Select Market. To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the common shares, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.

We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to certain conditions and limitations, any foreign taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, upon election, may alternatively be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year. Dividends received with respect to our common shares should generally be treated as foreign source income. For purpose of the U.S. foreign tax credit limitation, dividends received with respect to our common shares should generally constitute “passive category income” for most U.S. Holders. However, we do not expect to be required to withhold taxes on distributions as discussed above under “—Bermuda Taxation Consequences” and “—United Kingdom Taxation Consequences—Taxation of Income.” The rules governing foreign tax credits are complex and each U.S. Holder is urged to consult its independent tax advisors regarding the availability of foreign tax credits under its particular circumstances.

Dispositions of Common Shares

Subject to the discussion in “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss realized on the sale or other taxable disposition of common shares equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the common shares. Any such gain or loss will be long-term capital gain or loss if our common shares have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized is not expected to give rise to foreign source income for U.S. foreign tax credit purposes.

Medicare Tax

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, trusts or estates whose income exceeds certain thresholds will be subject to an additional 3.8% tax on the net investment income (which includes taxable dividends and net capital gains).

Passive Foreign Investment Company

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company,” or PFIC. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income includes, among other things, dividends, interest, certain rents and royalties, annuities, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account.

Based on current estimates of our gross income, gross assets and the nature of our business, we do not expect that we should be treated as a PFIC for our current taxable year and we intend to use reasonable efforts to avoid PFIC status. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.

If we are treated as a PFIC for any year during which you hold our shares, U.S. Holders may be subject to adverse tax consequences upon a sale, exchange or other disposition (including certain pledges) of our common shares, or upon the receipt of certain “excess distributions” from us. In this event, unless a U.S. Holder elects to be taxed annually on a mark to market basis with respect to our common shares, as described below, any gain realized on a sale or other disposition of our common shares and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over the shorter of a three-year period or the U.S. Holder’s holding period for our common shares) would be treated as realized ratably over the U.S. Holder’s holding period for our common shares, and amounts allocated to prior years during which we were a PFIC would be taxed at the highest tax rate in effect for each such year. An additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Amounts allocated to the taxable year in which the sale or “excess distribution” occurs and to any year before we became a PFIC would be taxed as ordinary income in the taxable year in which the sale or “excess distribution” occurs. The tax liability for amounts allocated to years prior to the year in which the sale or “excess distribution” occurs cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital gains, even if the common shares have been held as capital assets.

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “—Distributions on Common Shares”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

If we are a PFIC for any taxable year during which you hold common shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common shares. You may terminate this deemed PFIC status by electing to recognize gain as if your common shares had been sold on the last day of the last taxable year for which we were a PFIC.

If we are treated as a PFIC, and you elect to treat us as “qualified electing fund”, or QEF, you generally will not be subject to the PFIC rules discussed above. However, this option will generally not be available to U.S. Holders because we currently do not intend to prepare or provide the information necessary for U.S. Holders to make such election.

If we are treated as a PFIC, the foregoing PFIC rules can also be avoided by a U.S. Holder that makes a “mark to market” election. U.S. Holders may make a mark-to-market election only if the common shares are marketable stock. The common shares will be “marketable stock” as long as they remain listed on The NASDAQ Global Select Market and are regularly traded. Shares are “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least fifteen days during each calendar quarter. There can be no assurances, however, that our common shares will be treated, or continue to be treated, as regularly traded. If you make a mark-to-market election, you generally will not be subject to the PFIC rules discussed above. Rather, you will be required to recognize ordinary income for any increase in the fair market value of the common shares for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the common shares will be adjusted to reflect the amount included or deducted. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the common shares cease to be marketable stock or the IRS consents to the revocation of the election.

If we are a PFIC in any year with respect to you, you will generally be required to file IRS Form 8621. U.S. Holders should also be aware that recently enacted legislation would impose an additional annual filing requirement for U.S. persons owning shares of a PFIC. Until the IRS releases the revised Form 8621, this additional reporting requirement is suspended (although a U.S. Holder that is currently otherwise required to file Form 8621 (e.g., a U.S. Holder that makes a QEF election with respect to the PFIC, receives a distribution with respect to the PFIC or makes an actual or deemed disposition of PFIC stock) must continue to file the current Form 8621). However, following the release of the revised Form 8621, U.S. Holders for which the filing of Form 8621 has been suspended for a taxable year will be required to attach Form 8621 for each suspended taxable year to their next income tax or information return required to be filed with the IRS. Additionally, in the event a U.S. Holder does not file Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such report is filed. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our common shares, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the recently enacted legislation to their particular situation.

Taxation of Non-U.S. Holders

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax on distributions received on common shares, unless the distributions are effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S. In such cases, you will be subject to tax on such distributions in the same manner as a U.S. Holder.

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other taxable disposition of common shares, unless (i) the gain is effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S., or (ii) you are an individual and are present in the U.S. for at least 183 days in the taxable year of the disposition, and certain other conditions are met. If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. Holder. If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss. In addition, if you are a corporate Non-U.S. Holder, under certain circumstances, you may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

Information reporting requirements will apply to distributions on common shares or proceeds from the disposition of common shares paid within the U.S. (and, in certain cases, outside the U.S.) to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Furthermore, backup withholding may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements. A U.S. Holder may avoid backup withholding if it furnishes a properly completed IRS Form W-9 and is able to make the required certifications.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

A U.S. Holder that is an individual and holds certain foreign financial assets must file new IRS Form 8938 to report the ownership of such assets if the total value of those assets exceeds the applicable threshold amounts. The threshold varies depending on whether the individual lives in the United States or files a joint income tax return with a spouse. For example, an unmarried U.S. Holder living in the United States is required to file Form 8938 if the total value of all specified foreign financial assets is more than $50,000 on the last day of the tax year or more than $75,000 at any time during the tax year. U.S. Holders in other situations have the same or a greater threshold. In general, specified foreign financial assets include debt or equity interests (that are not regularly traded on an established securities market) issued by foreign financial institutions, and any interest in a foreign entity that is not a financial institution (such as the Company), including any stock or security, and any financial instrument or contract held for investment that has an issuer or counterparty that is not a U.S. person. Proposed regulations also would require certain domestic entities that are formed, or availed of, for purposes of holding, directly or indirectly, specified foreign financial assets to file IRS Form 8938. In addition, certain non-resident alien individuals may be required to file Form 8938, notwithstanding the availability of any special treatment under an income tax treaty.

Taxpayers who fail to make the required disclosure with respect to any taxable year are subject to a penalty of $10,000 for such taxable year, which may be increased up to $50,000 for a continuing failure to file the form after being notified by the IRS. In addition, the failure to file Form 8938 will extend the statute of limitations for a taxpayer’s entire related income tax return (and not just the portion of the return that relates to the omission) until at least three years after the date on which the Form 8938 is filed.

All U.S. Holders are urged to consult with their own tax advisors with respect to whether our common shares are foreign financial assets that (if the applicable threshold were met) would be subject to this rule.

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, common shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

CAUTIONARY STATEMENT ON SERVICE OF PROCESS AND

THE ENFORCEMENT OF CIVIL LIABILITIES

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Most of our directors and some of the named experts referred to in this prospectus are not residents of the U.S., and a substantial portion of our assets is located outside the U.S. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. We have been advised by our special Bermuda counsel, Conyers Dill & Pearman Limited, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

We have appointed our operating headquarters in Irvine, California to receive service of process with respect to any action brought against us in the U.S. federal and California state courts sitting in Orange County, California for the purpose of any suit, action or proceeding arising out of this offering.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

UNDERWRITING

Craig-Hallum Capital Group is acting as sole book-running manager of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, Craig-Hallum Capital Group has agreed to purchase, and we have agreed to sell to Craig-Hallum Capital Group,              common shares.

Craig-Hallum Capital Group is offering the common shares subject to its acceptance of the common shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the common shares offered by this prospectus is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the common shares if any such shares are taken. However, the underwriter is not required to take or pay for the common shares covered by the underwriter’s over-allotment option described below.

Over-Allotment Option

We have granted the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional              common shares from us, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus.

Commissions and Discounts

The underwriter has advised us that it proposes to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After this offering, the initial public offering price and concession may be changed by the underwriter. No such change shall effect the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common shares are offered by the underwriter as stated herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriter by us, and the proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional common shares.

	Per Common Share		Total
	Without over-allotment	With over-allotment	Without over-allotment	With over-allotment
Public offering price	$	$	$	$
Underwriting discounts and commissions	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $         million, which includes $         that we have agreed to reimburse the underwriter for its expenses, including legal fees of counsel in connection with this offering.

Indemnification and Contribution

We have agreed to indemnify the underwriter and its controlling persons against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriter and its controlling persons may be required to make in respect of those liabilities.

No Sales of Similar Securities

We, our officers and directors, and certain of our significant shareholders have agreed, subject to certain specified exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or otherwise dispose of any of our common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into our common shares currently or hereafter owned either of record or beneficially, or publicly announce an intention to do any of the foregoing for a period of 30 days after the date of this prospectus without the prior written consent of Craig-Hallum Capital Group.

These restrictions terminate after the close of trading of our common shares on and including the 30th day after the date of this prospectus. However, subject to certain exceptions, in the event that either (i) during the last 17 days of the 30-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 30-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 30-day restricted period, then in either case the expiration of the 30-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Craig-Hallum Capital Group waives, in writing, such an extension.

Craig-Hallum Capital Group may, in its sole discretion and at any time or from time to time before the termination of the 30-day period, without public notice, release all or any portion of the securities subject to these lock-up arrangements. There are no existing agreements between Craig-Hallum Capital Group and us, our officers and directors or our significant shareholders who will execute a lock-up agreement, providing consent to the sale of securities prior to the expiration of the restricted period.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter or by its affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These transactions may also include making short sales of our common shares, which involve the sale by the underwriter of a greater number of common shares than it is required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriter’s over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriter may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriter will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which it may purchase common shares through the over-allotment option. The underwriter must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

The underwriter may also impose a penalty bid. If a penalty bid is imposed, selling concessions allowed to broker-dealers participating in the offering are reclaimed if shares previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise.

As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. The underwriter may carry out these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Trading Market

We intend to apply to have our common shares listed on The NASDAQ Global Select Market under the symbol “KFX.” The ordinary shares of Kofax (U.K) began trading on the London Stock Exchange on December 8, 1997 under the symbol “KFX.L.” Subsequent to this offering the common shares of Kofax (Bermuda) will trade on the London Stock Exchange under the symbol “KFX.L.”

Prior to this offering, there has not been a public market for the common shares of Kofax (Bermuda). We offer no assurances that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to the offering or that an active trading market for the common shares will develop and continue after the offering.

Miscellaneous

The underwriter and its affiliates may from time to time in the future engage in transactions with us and provide certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business for which they will be entitled to receive separate fees.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares in any jurisdiction where action for that purpose is required. Accordingly, our common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay. All amounts are estimated, except the SEC registration fee, The NASDAQ Global Select Market listing fee and the FINRA filing fee:

SEC registration fee		$785.00
FINRA filing fee		$1,363.00
The NASDAQ Global Select Market listing fee		$25,000.00
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing fees	$	*
Other fees and expenses	$	*

Total	$

*	To be filed by amendment.

LEGAL MATTERS

The validity of the issuance of the common shares offered hereby and other matters under Bermuda law only will be passed upon for us by Conyers Dill & Pearman Limited, our special Bermuda counsel. Certain other matters under U.S. federal law will be passed upon for us by Dechert LLP, New York, New York. Certain legal matters will be passed upon for the underwriter by Goodwin Procter LLP, New York, New York.

EXPERTS

The consolidated financial statements of both Kofax plc and Kofax Limited as of, and for the years ended, June 30, 2012 and June 30, 2011, included in this prospectus have been so included in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Ernst & Young LLP’s address is Apex Plaza, Forbury Road, Reading, Berkshire RG1 1YE, United Kingdom.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our common shares. You may review and copy the registration statement, reports and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at http://www.sec.gov.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended June 30, 2013 and for all subsequent years will be due 120 days following the fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general, should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

Kofax plc Financial Statements 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Kofax plc

We have audited the accompanying consolidated statements of financial position of Kofax plc as of June 30, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the two years in the period ended June 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kofax plc at June 30 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young LLP

Reading, United Kingdom

September 4, 2012

Consolidated Income Statements

(in thousands, except per share data)

	Note	Year to June 30, 2012	Year to June 30, 2011
Software licenses		$117,255	$117,233
Maintenance services		113,784	101,191
Professional services		31,442	25,518

Total revenue		262,481	243,942

Cost of software licenses		11,301	10,869
Cost of maintenance services		16,420	15,891
Cost of professional services		26,784	23,279
Research and development		33,804	31,950
Sales and marketing		96,292	91,666
General and administrative		39,096	33,320
Amortization of acquired intangible assets	12	5,190	3,213
Acquisition-related costs		5,870	863
Restructuring costs		4,917	3,182
Other operating expenses, net		669	1,959

Total operating costs and expenses		240,343	216,192

Income from operations		22,138	27,750

Finance income	9	5,949	298
Finance expense	9	(655)	(2,035)

Income from continuing operations, before income taxes		27,432	26,013

Income tax expense	10	9,995	8,741

Income from continuing operations, after income taxes		17,437	17,272

Discontinued operations
Loss from discontinued operations, after income taxes	4	1,413	10,188

Income for the year attributable to Equity holders of the Parent		$16,024	$7,084

Earnings per share	11
Basic		$0.19	$0.09

Diluted		$0.18	$0.08

Earnings per share from continuing operations
Basic	11	$0.21	$0.21

Diluted		$0.20	$0.20

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands)

	Note	Year to June 30, 2012	Year to June 30, 2011
Profit for the year		$16,024	$7,084

Other comprehensive income/(loss)
Exchange gains/(losses) arising on translation of foreign operations		(13,897)	12,082
CTA recycling		—	(496)
Actuarial gains on defined benefit pension plans	25	393	822
Income tax effects on components of other comprehensive income	10	1,606	(409)

Other comprehensive income/(loss) for the period, net of tax		(11,898)	11,999

Total comprehensive income for the period, net of tax, attributable to Equity holders of the Parent		$4,126	$19,083

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

(in thousands)

	Note	At June 30, 2012	At June 30, 2011
Non-current assets
Intangible assets	12	$179,358	$158,151
Property, plant and equipment	15	5,571	6,900
Deferred tax assets	10	10,363	13,372
Other non-current assets	16	5,285	7,881

Total non-current assets		200,577	186,304

Current assets
Inventories	17	1,542	2,133
Trade receivables, net	18	59,521	52,323
Other current assets	19	10,151	15,400
Current tax assets		4,864	4,888
Cash and cash equivalents	29	81,122	98,274

Total current assets		157,200	173,018

Total assets		$357,777	$359,322

Current liabilities
Trade and other payables	20	$33,820	$45,560
Deferred income—current		58,508	55,806
Current tax liabilities		12,255	13,547
Provisions—current	21	9,609	5,691

Total current liabilities		114,192	120,604

Non-current liabilities
Other payables	22	—	279
Employee benefits	25	2,259	2,958
Deferred income—non-current		5,078	3,496
Deferred tax liabilities	10	14,112	14,911
Provisions—non-current	21	4,196	3,394

Total non-current liabilities		25,645	25,038

Total liabilities		$139,837	$145,642

Net assets		$217,940	$213,680

Capital and reserves
Share capital	26	$4,264	$4,240
Share premium account		12,921	11,538
ESOP/ EBT shares		(17,386)	(14,518)
Treasury shares		(15,980)	(15,980)
Merger reserve		2,835	2,835
Retained earnings		216,585	197,979
Currency translation adjustment		14,701	27,586

Shareholders’ equity		217,940	213,680

Total equity		$217,940	$213,680

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(in thousands)

	Share capital	Share premium account	ESOP/ EBT shares	Treasury shares	Merger reserve	Retained earnings	Currency translation adjustment	Total equity
Balance at July 1, 2010	$4,152	$5,519	$(14,518)	$(15,980)	$2,835	$181,891	$16,409	$180,308
Profit for the period	—	—	—	—	—	7,084	—	7,084
Other comprehensive income, net of tax	—	—	—	—	—	822	11,177	11,999

Total comprehensive income for the period						7,906	11,177	19,083
Tax on equity awards	—	—	—	—	—	4,427	—	4,427
Share-based payment expense	—	—	—	—	—	3,755	—	3,755
New share capital issued	88	6,019	—	—	—	—	—	6,107

Balance at June 30, 2011	4,240	11,538	(14,518)	(15,980)	2,835	197,979	27,586	213,680

Profit for the period	—	—	—	—	—	16,024	—	16,024
Other comprehensive income, net of tax	—	—	—	—	—	987	(12,885)	(11,898)

Total comprehensive income for the period						17,011	(12,885)	4,126
Tax on equity awards	—	—	—	—	—	(2,278)	—	(2,278)
Share-based payment expense	—	—	—	—	—	3,873	—	3,873
Changes in ESOP/ EBT shares	—	—	(2,868)	—	—	—	—	(2,868)
New share capital issued	24	1,383	—	—	—	—	—	1,407

Balance at June 30, 2012	$4,264	$12,921	$(17,386)	$(15,980)	$2,835	$216,585	$14,701	$217,940

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Year to June 30, 2012	Year to June 30, 2011
Cash flows from operating activities
Income from continuing operations before income taxes	$27,432	$26,013
Loss from discontinued operations before income taxes	(1,488)	(10,428)
Finance income	(5,949)	(298)
Finance expense	655	2,035
Depreciation and amortization	11,103	9,682
Impairment related to disposal	—	603
Share-based payment expense	3,905	3,837
Movement in provisions	6,396	2,297
Loss on disposal of discontinued operations	—	9,108
Gain on disposal of property, plant, and equipment	(153)	—
Trade receivables	(6,262)	20,995
Other assets	7,441	22,380
Trade and other payables	(15,688)	(36,219)
Deferred income	6,887	(15,248)
Payments under restructuring—personnel	(3,331)	(1,792)
Income taxes (paid)/ refunded	(12,172)	2,616

Net cash inflow from operating activities	18,776	35,580

Cash flows from investing activities
Purchase of property, plant and equipment, licenses and similar rights	(3,207)	(3,185)
Disposal of property, plant and equipment, licenses and similar rights	820	59
Acquisition of subsidiaries, net of cash acquired*	(30,341)	(4,608)
Purchase of financial instrument	(500)	—
Net inflow from sale of discontinued operations	5,074	8,853
Interest received	512	139

Net cash (outflow)/ inflow from investing activities	(27,642)	1,258

Cash flows from financing activities
Issue of share capital	1,407	6,107
Decrease in long term borrowings	(103)	(8,721)
Share buy back	(2,868)	—
Interest paid	(428)	(292)

Net cash outflow from financing activities	(1,992)	(2,906)

Net (decrease)/ increase in cash and cash equivalents in the period	(10,858)	33,932
Cash and cash equivalents at start of the period	98,271	55,018
Exchange rate effects	(6,294)	9,321

Cash and cash equivalents at the end of the period	$81,119	$98,271

Cash and cash equivalents consists of:
Cash and cash equivalents	81,122	98,274
Overdrafts	(3)	(3)

	$81,119	$98,271

*	The Company’s cash outflow from acquisitions of $30.3 million is net of $12.5 million cash acquired from Singularity, and also includes payments of contingent consideration related to the Atalasoft Inc. acquisition of $1.9 million.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Kofax plc is a publicly listed company incorporated and domiciled in England and Wales. The address of the registered office is 1 Cedarwood, Chineham Business Park, Basingstoke, Hampshire RG24 8WD, United Kingdom. The Company’s ordinary shares are traded on the London Stock Exchange. Kofax plc and its subsidiaries (collectively, the “Company”) is a leading global provider of capture and business process management software and related maintenance and professional services.

NOTE 1    ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the Financial Statements are set out below. The policies have been consistently applied to all years presented.

1.1     Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the International Financial Reporting Standards Interpretations Committee (IFRICs).

The Company’s presentational currency is U.S. dollars as that is the currency of the primary economic environment in which it operates.

The presentation of the Consolidated Income Statement has been amended to better reflect the performance of the continuing operations of the Company. Comparative information has been reported on a consistent basis.

Except where otherwise stated, all references to 2012 and 2011 in these notes to the financial statements are defined as the year ended June 30, 2012 and June 30, 2011, respectively.

1.2 Summary of significant accounting policies

Revenue recognition

The Company generates revenue from the sale of licenses to use software license products, maintenance and professional services. A typical initial sale to a customer consists of: (i) a perpetual software license, (ii) a maintenance service arrangement that includes technical support and access to product updates, generally for an initial period of one year, and (iii) in some cases, a separate professional services engagement for software implementation, education, training and other services.

The Company recognizes revenue in accordance with IAS 18, “Revenue”, which includes interpretations of other literature that constitutes IFRS. In addition to a transaction being evidenced in customary form, each of the following criteria must be met in order for the recognition of revenue: the fees are fixed and determinable, collectability is probable, the fair value of undelivered products or services can be measured reliably, and delivery has occurred.

Transactions with customers are documented by written agreements, generally taking the form of a sales contract and a purchase order for direct sales. Sales through indirect channels are made via a master agreement, under which the key legal terms and conditions are noted, and each order is then evidenced by a purchase order or other written evidence of the order provided from the channel partner. When products are sold through channel partners, title and risk of loss generally passes upon delivery, at which time the transaction is invoiced and payment is due. The Company does not offer a right of return on sales to channel partners and, accordingly, revenue is recognized upon delivery (the sell-in method), provided all other revenue recognition criteria are met. Arrangements involving the resale of the Company’s software products by its original equipment manufacturer (OEM) customers do not include any undelivered elements. The Company receives quarterly royalty reports from its OEM customers, and recognizes the value of those sales in license revenue each quarter, provided that all other revenue recognition criteria have been met.

The Company evaluates the elements of a transaction to identify the appropriate accounting elements so that revenue recognition criteria may be applied to separately identifiable elements of a single transaction, and when appropriate, the recognition criteria may be applied to two or more transactions when their economic substance cannot be understood individually. For those transactions with multiple elements, if the Company has determined that the undelivered elements of that contract have fair value, the Company records the revenue associated with the delivered elements (generally the software license) at an amount that represents the fee for the transaction less the fair value of any undelivered element and defers the fair value of undelivered elements of the transaction (generally the maintenance and professional services). The Company has determined the fair values of maintenance services and professional services based on an evaluation of pricing, delivery costs, and margins for each of those elements. Fair values are set such that the revenue deferred will cover cost plus a reasonable margin. The Company has assessed the level of margin by reference to its own performance and other companies in the software industry.

Maintenance services revenues are recorded on a straight-line basis over the life of the maintenance contract. Professional services contracted under time and material projects are recognized as the services are performed. With respect to professional services contracted on a fixed price basis, the Company has significant experience in providing these services and are able to estimate the effort to complete. Accordingly, the Company recognizes the revenue and profit on fixed price professional service engagements on a percentage of completion basis, except for when there is customer acceptance criteria, in which case we recognize revenue upon customer acceptance.

Cost of software licenses

Cost of software licenses primarily consists of royalties to third-party software developers as well as personnel costs related to the distribution of the Company’s software licenses.

Cost of maintenance services

Cost of maintenance services primarily consists of personnel costs for the Company’s staff of professionals who manage customer inquiries as well associated costs such as facilities and related overhead charges.

Cost of professional services

Cost of professional services primarily consists of personnel costs for the Company’s staff of consultants and trainers, other associated costs such as facilities and related overhead charges, travel related expenses and the cost of contractors, whom the Company engages from time to time to assist in delivering professional services.

Research and development

Research and development expenses consist primarily of personnel costs incurred in connection with the design, development, testing and documentation of the Company’s software products as well associated costs such as facilities and related overhead charges.

Sales and marketing

Sales and marketing expenses consist primarily of personnel costs related to the Company’s sales and marketing staff, costs for trade shows, advertising and other lead generating activities, as well as associated costs such as facilities and related overhead charges.

General and administration

General and administrative expenses consist primarily of personnel costs for the Company’s executive, finance, human resource and legal functions, as well as associated costs such as facilities and related overhead charges. Also included in general and administrative expenses are costs associated with legal, accounting and tax preparation and advisory fees.

Other operating expense, net

Other operating expense, net consists of all income or expense that is not directly attributable to one of the Company’s other operating expense lines. In fiscal 2012 and fiscal 2011, $2.2 million and $1.0 million, respectively, of the costs incurred are related to professional fees for attorneys, accountants and other advisors associated with the preliminary work needed for the Company to affect an initial public offering (IPO) in the United States.

Income taxes

a) Current income tax

The charge for current taxation is based on the taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement as it excludes items of income and expense that are taxable or deductible in other years and it excludes items that are never taxable or deductible. The Company’s liability for current tax is based on tax rates that have been enacted or substantively enacted for the relevant entity at the date of Financial Position.

b) Deferred income taxes

Deferred tax assets and liabilities are recognized based on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, with the following exceptions:

(i) When the temporary difference arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, that at the time of the transaction, affects neither accounting nor taxable profit nor loss;

(ii) With regards to taxable temporary differences associated with investments in subsidiary and associate undertakings where the Company is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against the deductible temporary differences, carried forward tax credits, or tax losses can be utilized.

Deferred tax is determined using tax rates that are expected to apply within the relevant tax jurisdiction when the related asset is realized or liability settled based on tax rates and laws that have been enacted or substantively enacted at the date of financial position.

Deferred income tax assets and liabilities are offset only if a legal right of enforcement exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxation authority and that authority permits the Company to make a single net payment.

Income tax is charged or credited to other comprehensive income if it relates to items that are charged or credited to other comprehensive income. Similarly, income tax is charged or credited directly to equity if it relates to items that are credited or charged directly to equity. Otherwise, income tax is recognized in the income statement.

Basis of consolidation

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of the investee, so as to obtain benefits from its activities; and is achieved through direct or indirect ownership of voting rights, currently exercisable or convertible potential voting rights, or by way of contractual agreement. All intercompany balances and transactions, including unrealized profits arising from them, are eliminated.

Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value.

When the Company acquires a business, it assesses the financial assets and liabilities acquired for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Contingent consideration to be transferred by the Company will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in accordance with IAS 39 in Acquisition-related costs in the Consolidated Income Statement.

Goodwill represents the excess of the purchase price in a business combination over the fair values of net tangible and intangible assets acquired. Assets acquired and liabilities assumed in transactions separate to the business combinations, such as the settlement of pre-existing relationships or post-acquisition remuneration arrangements, are accounted for separately from the business combination in accordance with their nature and applicable IFRSs. Identifiable intangible assets, meeting either the contractual-legal or separability criterion are recognized separately from goodwill. Contingent liabilities representing a present obligation are recognized if the acquisition-date fair value can be measured reliably.

Direct transaction costs are expensed through the Consolidated Income Statement in Acquisition-related costs. This account consists of (i) costs directly attributable to acquisition strategy and the evaluation, consummation and integration of acquisitions, which are composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to personnel whose responsibilities are devoted to acquisition activities, (ii) compensation costs, which are composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees both of which require continuing employment of the recipients, as well as severance payments to employees whose positions were made redundant.

Intangible assets arising from business combinations

The fair values of intangible assets purchased as part of business combinations are initially recorded at fair value as of the date of acquisition. These intangible assets, such as contractual relationships and technology, are amortized over their expected useful lives on a straight-line basis. Amortization of these intangibles is included in a separate line in Operating costs and expenses. The principal expected useful lives are:

Contractual and Customer relationships	5 - 7 years
Technology	5 - 7 years
Trade names	5 - 7 years
Backlog	3 years

Impairment

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or a cash generating unit’s (CGU) fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired, and it is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the Consolidated Income Statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is determined. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. In that event, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined at net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the Consolidated Income Statement. No impairment is reversed for goodwill.

Licenses and similar rights

Purchased computer software licenses and similar rights are capitalized on the basis of the costs incurred. Where internal costs are directly associated with software projects in combination with purchased licenses, such costs are deemed to be eligible for capitalization. These costs are amortized over their estimated useful lives (3-5 years) on a straight-line basis and are recorded to the respective operating expense or cost of sales line. The carrying amounts are reviewed for impairment if events or circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

Share-based payment

The Company operates a number of equity-settled, share-based compensation plans. The Company determines the fair value of the shares or share options at the date of grant and recognizes as an expense in the Consolidated Income Statement over the service period. Non-market vesting conditions are not taken into account for determining the fair values. The fair value, determined at the date of grant, is calculated utilizing an appropriate valuation model as set out in Note 27. The share-based payment expense is recognized over the vesting period based on the Company’s estimate of the shares that will eventually vest allowing for the effect of non-market-based vesting conditions.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the specific risks to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. Provisions for severance payments and related employment costs are made in full when employees are identified as being the direct result of the restructuring plan. Costs relating to ongoing activities, such as relocation, training and information systems are recognized only when incurred. Provisions for onerous leases are recorded when they are part of an announced restructuring and the leased space becomes no longer usable either in part or in whole. The expected remaining lease payments are expensed at the time the provision is recorded. Additionally, the Company may recognize separate provisions for onerous lease contracts in the event a contract becomes no longer usable.

The Company also recognizes contingent payments, discussed above in the Business Combination section, as provisions.

Foreign currency

When determining the functional currency of a foreign entity, the Company takes into consideration the economic environment, the currency influencing operational and financial transactions as well as the activity of the entity.

Transactions in foreign currencies other than the entities’ functional currency are converted using the rate of exchange at the date of transaction. Monetary assets and liabilities denominated in non-functional currencies are translated using the rate of exchange at the period end. The gains or losses arising from the revaluation of foreign currency transactions to functional currency are included in the Consolidated Income Statement. Differences on foreign currency borrowings from foreign currency subsidiaries that form part of the net investment are taken directly to equity until the date of disposal of the net investment, at which time they are recognized in the Consolidated Income Statement. Foreign currency differences arising on trading intercompany loans are charged to operating expenses.

The assets and liabilities of foreign operations are translated from their respective functional currencies into U.S. dollars, the Company’s presentation currency, at the rate of exchange at the end of the period. Income and expenses are translated at average exchange rates for the year as this represents a reasonable approximation of actual exchange rates at the date of transactions. While all equity components (i.e., share capital, share premium account, employee stock ownership / employee benefit trust shares, treasury shares, merger reserve and retained earnings) are translated at historical rates, the remainder, resulting from the retranslation of the net assets at spot rate, is reflected in the currency translation adjustment account within shareholders’ equity. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the Consolidated Income Statement.

Research and development

Direct costs associated with developing or maintaining software are recognized as an expense as incurred. When costs are directly associated with the development of identifiable software products controlled by the Company, and it is both probable that the expected future economic benefits that are attributable to these costs will flow to the Company, and that the costs can be measured reliably, these costs are recognized as an intangible asset. The Board and management has carefully considered the stage of current product development and currently believes that no expenditures incurred qualify for capitalization under IFRS.

Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. The costs include the purchase price and directly attributable costs to bring the asset into a usable condition. Depreciation on all items of property, plant and equipment is recorded on a straight-line basis over their expected useful lives or the shorter lease term. The principal annual rates used for this purpose are:

Leasehold improvements	10-20%
Machines and equipment	20-50%
Motor vehicles	20%
Furniture and fixtures	20%
Buildings	3%

The carrying amounts are reviewed for impairment annually, or whenever events or circumstances indicate that the carrying amount of the property, plant and equipment may not be recoverable.

Inventories

Goods for resale are stated at the lower of cost or net realizable value. The Company is applying the “first in, first out” (FIFO) cost formula.

Financial instruments

Financial assets

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets or derivatives. The Company determines the classification of its financial assets at initial recognition.

The Company’s financial assets include cash and short-term deposits, trade and other receivables, which include investments and derivative financial instruments (i.e. currency forward contracts).

Cash and cash equivalents

For the purpose of preparation of the statement of cash flows, cash and cash equivalents include cash at bank and in-hand, and short-term deposits with an original maturity period of three months or less.

Trade receivables

Trade receivables are recognized initially at fair value, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will probably not be able to collect all amounts due according to the original terms of the receivables. When a trade receivable is considered uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against the Consolidated Income Statement.

Loans and other receivables

All loans and other receivables are non-derivative financial assets recognized initially at fair value, net of transaction costs incurred. Loans and receivables are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Such financial assets are included in non-current assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. Unlisted and listed shares held by the Company that are traded in an active market are classified as being available-for-sale financial assets and are stated at fair values. The fair values of quoted shares are based on current bid prices. If the market for a financial asset is not active (unlisted shares), the Company establishes fair value by using alternative valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analyses, and option pricing models.

Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at fair value. The fair values of derivatives are measured using observable market prices or, where market prices are not available, by using discounted expected future cash flows at prevailing interest and exchange rates. The gain or loss on re-measurement is taken to the Consolidated Income Statement except where the derivative is part of a designated cash flow hedge or a designated hedge of a net investment in a foreign operation.

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. For unlisted shares classified as available-for-sale, a significant prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair values, less any impairment loss on those financial assets previously recognized in profit or loss—is removed from equity and recognized in the Consolidated Income Statement. Impairment losses recognized in the Consolidated Income Statement on equity instruments are not reversed through the statement of comprehensive income. The carrying amount of the financial assets is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of a provision account.

Trade payables and other payables

Trade payables and other payables are recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Leases

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the Consolidated Income Statement on a straight-line basis over the term of the lease.

Retirement benefit costs

The Company makes payments to defined contribution pension schemes and to defined benefit pension schemes. Contributions to the Company’s defined contribution pension schemes are charged to the Consolidated Income Statement in the year in which they become payable. Defined benefit scheme assets are measured using market values. Pension scheme liabilities are measured using a projected unit method. The pension scheme deficit is recognized in full. The movement in the scheme deficit is split between operating charges and finance costs, which are recognized in the Consolidated Income Statement, and actuarial gains and losses are recognized in the Consolidated Statement of Comprehensive Income.

Employee share plans

The Company operates an Employee Share Ownership Plan (ESOP) and an Employee Benefit Trust (EBT). The cost of the Company’s shares held by the ESOP and EBT are deducted from shareholders’ funds in the Company Balance Sheet. Other assets and liabilities of the ESOP and EBT are recognized as assets and liabilities of the Company. Any shares held by the ESOP and EBT are treated as cancelled for the purpose of calculating earnings per share. Any financing and administrative costs are charged to the Consolidated Income Statement in the period in which the expenditure is incurred.

Treasury shares

Kofax plc shares held by the Company are classified in shareholders’ equity as treasury shares and are recognized at cost. Consideration received for the sale of such shares is also recognized in equity, with any difference between the proceeds from sale and the original cost being taken to equity. No gain or loss is recognized in the Consolidated Financial Statements on the purchase, sale, issue or cancellation of equity shares.

NOTE 2    CHANGES IN ACCOUNTINGS POLICIES

2.1 Standards, amendments and interpretations effective in the current year

The accounting policies adopted in these Consolidated Financial Statements are consistent with those of the financial statements for the year ended June 30, 2011, except for the adoption of the following new standards, amendments to the standards and interpretations, which are mandatory for the financial year ending June 30, 2012:

Effective date
IAS 24, “Related Party Disclosures (Revised)”	January 1, 2011

The definition of a related party has been clarified to simplify the identification of related party relationships, particularly in relation to significant influence and joint control. This amendment did not impact the Consolidated Financial Statements.

IFRIC 14, “Prepayments of a Minimum Funding Requirement”	January 1, 2011

The amendment to IFRIC 14 provides further guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset. This amendment did not impact the Consolidated Financial Statements.

IFRS 7, “Financial Instruments: Disclosures (Amendment)”	July 1, 2011

The amendment requires additional quantitative and qualitative disclosures relating to transfers of financial assets, when financial assets are derecognized in their entirety, but the entity has a continuing involvement in them (e.g., options or guarantees on the transferred assets),or when financial assets are not derecognized in their entirety. This amendment did not impact the Consolidated Financial Statements.

2010 Annual Improvements to IFRS	July 1, 2011

It amends six existing standards, basis of conclusions, and guidance. The improvements include changes in measurement and transition requirements. These improvements did not significantly impact the Consolidated Financial Statements.

2011 Improvements to IFRS	January 1, 2011

It amends six existing standards, basis of conclusions, and guidance. The improvements include changes in disclosure, classification, and measurement requirements. These improvements did not significantly impact the Consolidated Financial Statements.

2.2 Amendments to existing standards and interpretations that are not yet effective and have not been early adopted by the Company

The IASB has issued the following standards and interpretations, which are relevant to the Company’s operations and have an effective date that does not require application to these Financial Statements:

Effective date
IFRS 9, “Financial Instruments: Classification and Measurement”	January 1, 2013

Phase 1 of IFRS 9 will have a significant impact on the classification and measurement of financial assets and in reporting for those entities that have designated liabilities using the fair value option. Management is currently assessing the impact on the financial assets of the Company.

IAS 12, “Income Taxes (Amendment)—Deferred Taxes:	July 1, 2012
Recovery of Underlying Assets”

In certain jurisdictions, entities have noted difficulties in applying the principles of IAS 12 to certain property, plant, and equipment and investment properties. This amendment is intended to give guidance as to the tax rate that should be applied. Management anticipates that this amendment will have no impact on the Consolidated Financial Statements.

IAS 19, “Employee Benefits (Amendment)”	January 1, 2013

The amendment will impact defined benefit schemes to require entities to recognize the changes in net defined liability including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of remeasurements in other comprehensive income, plan amendments, curtailments and settlements. Management is currently assessing the impact on the Company.

IFRS 10, “Consolidated Financial Statements”	January 1, 2013

IFRS 10 will replace IAS 27 to change the definition of control, which may change the scope of consolidation, and establish a single control model, applying to all entities including ‘structured entities’ (previously referred to as special purpose entities). Management is currently assessing the impact on the Company.

IFRS 11, “Joint Arrangements”	January 1, 2013

IFRS 11 will replace IAS 31 to change the definition of joint control and provides for joint operations and joint ventures. Consequently, entities may need to account for these types of interests differently and in accordance with IFRS applicable to that interest. Management is currently assessing the impact on the Company.

IFRS 12, “Disclosure of Interests in Other Entities”	January 1, 2013

The standard addresses disclosures on subsidiaries, structured, entities, associates, and joint ventures to enable users to understand the nature and risk associated with interests in other entities and the effects of those interests on the financial position, financial performance, and cash flows. Management is currently assessing the impact on the Company.

IFRS 13, “Fair Value Measurement”	January 1, 2013

The standard defines fair value and may change how entities classify reporting assets and liabilities at fair value. Additional disclosures will be required to explain the valuation techniques, inputs used, and effects of fair value measurements on profit and loss. Management is currently assessing the impact on the Company.

IFRS 7, “Disclosures—Offsetting Financial Assets and Financial Liabilities—Amendments to IFRS 7”	January 1, 2013

These amendments require the Company to disclose information about rights of set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. Management is currently assessing the impact on the Company.

IAS 1 “Presentation of Items of Other Comprehensive Income— Amendments to IAS 1”	July 1, 2012

The amendments to IAS 1 change the grouping of items presented in OCI. Items that would be reclassified (or recycled) to profit or loss at a future point in time (for example, upon de-recognition or settlement) would be presented separately from items that will never be reclassified. Management anticipates that this amendment will have no impact on the Company.

IAS 32 “Offsetting Financial Assets and Financial liabilities— Amendments to IAS 32”	January 1, 2014

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. Management is currently assessing the impact on the Company.

NOTE 3    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Consolidated Financial Statements requires management to make judgments, estimates and assumptions that affect the amounts reported for assets and liabilities as at the balance sheet date and the amounts reported for revenues and expenses during the year. However, the nature of estimation means that actual outcomes could differ from those estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Revenue recognition

Revenue in multiple-element contracts with resellers or end users is allocated to each deliverable based on the Company’s established fair values of each element. All contracts clearly identify separable elements in the contract (i.e., the license, maintenance services, or professional services). Judgment is involved to establish fair value for each element to demonstrate that each element equals cost plus a reasonable margin. As described in the Accounting Policies section in Section 1.2 above, the Company has policies and methodologies in place to validate that the fair value reflects cost plus a reasonable margin.

Income taxes

The Company and its subsidiaries are subject to routine tax audits, and also a process whereby tax computations are discussed and agreed with the appropriate authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred tax on the basis of professional advice and the nature of current discussions with the tax authority concerned. For deferred tax assets in respect of trading losses, management estimates the future expected cash flows against these tax losses that can be offset and determines the level of asset that should be recognized.

Business Combinations

Accounting for business combinations is predicated on assessing the fair value, as of the date of the business combination, of a number of items, including the consideration paid for an acquisition, and the allocation of the consideration paid to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values. The determination of the fair value of the consideration transferred may include a number of factors including, but not limited to: an assessment of the value of equity interests issued; the likelihood and amount of future contingent payments, being paid; the attribution of contingent payments to purchase price or to future compensation; and the valuation of assumed stock options or other equity interests. The determination of many of these factors may require significant management estimates and assumptions.

Intangible Assets, including impairment assessment

The Company assesses, at each reporting date, whether there are any indications that an intangible asset, other than goodwill, may be impaired. If any such indication exists, or when annual impairment testing for an intangible asset is required, the Company calculates an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of such asset’s fair value, less costs to sell and its value in use. Each asset is assessed individually, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case an aggregated group of assets is assessed. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Whether impaired or not, the assessment of the future useful life of an intangible asset may cause that life to be revised prospectively.

Goodwill, including impairment assessment

The Company tests annually, by cash-generating unit, as to whether goodwill has been impaired and, more frequently, when events or circumstances indicate that the current carrying value may not be recoverable. The recoverable amounts of cash-generating units have been determined based on value in use calculations which require the use of estimates and assumptions. Please refer to Note 13 for assumptions and parameters used.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Judgment is required in determining the most appropriate valuation model for a grant of equity instruments, depending on the terms and conditions of the grant. Management is also required to use judgment in determining the most appropriate inputs to the valuation model including expected life of the option, volatility and dividend yield. Another significant area of estimation relates to the assessment of the probability of achievement of the performance criteria in the Long-term Incentive Plan (LTIP). The assumptions and models used are disclosed in Note 27.

Contingent Liabilities

The Company regularly assesses the estimated impact and probability of various uncertain events, and account for such events in accordance with IAS 37, “Provisions, Contingent Liabilities, and Contingent Assets”. Provisions are recognized when a present obligation (legal or constructive) exists as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Contingencies arise from conditions or situations where the outcome depends on future events.

The Company is subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business. Additionally, acquisitions may be structured to include contingent consideration whereby the amount payable is determinable based on future events. Management judgment is required in deciding the amount and timing of the accrual of provisions or contingencies. Depending on the timing of when conditions or situations arise, the timing of provisions or contingencies becoming probable and estimable is not necessarily determinable. The amount of the provisions or contingencies may change in the future as incremental knowledge, factors or other matters change or become known.

Restructuring provisions

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly.

These provisions are based on the Company’s judgment, and the best estimate of expected future costs to be incurred, associated with employee compensation and onerous leases.

NOTE 4    DISCONTINUED OPERATIONS

During the six months ended December 31, 2010, the Board of Directors made a decision to dispose of the Company’s hardware business segment to better position the Company to focus on, and further grow, the software business revenues and earnings. As of December 31, 2010, final negotiations of the sale were in progress with the buyer and the Company considered the disposal to be highly probable. On January 15, 2011, the Company entered into a definitive Share Purchase Agreement to sell the hardware business. On May 31, 2011, the Company completed the sale of the hardware business.

Under the terms of the definitive agreement, Hannover Finanz GmbH, paid a gross consideration of $24.4 million to acquire certain legal entities, the Dicom brand and name, and the applicable assets and liabilities of the hardware business, other than those that must remain with the Company: such as taxes payable, and assume the employment of personnel in the hardware business. Of the $24.4 million, $15.9 million was paid at closing; $5.7 million was paid one year from closing, with $2.0 million thereof subject to certain indemnification terms and conditions. The remaining $2.8 million, including interest thereon at a rate of five percent per annum, will be paid in November 2012 and is secured by Dicom’s German subsidiary’s receivables.

In addition, the Company lent $0.5 million, at closing of the transaction, to certain members of the business unit’s management team to partially finance the cost of their minority equity purchases in the new hardware business entity. These loans were in the form of full recourse promissory notes with one-third of the principal due at the end of the third year and the remaining due at the end of fourth year, with interest thereon at the rate of five percent payable quarterly, or in full upon the earlier disposal of said equity. As of June 30, 2012, $0.1 million of the $0.5 million, plus applicable interest, has been repaid to the Company.

Transition Services Agreement

As part of the transaction to sell the hardware business, the Company entered into a transition services agreement to provide and transfer certain back office functions, information technology systems / infrastructure, and facilities to the new hardware business entity for a period of up to twelve months following the closing. These services were provided at no cost to the buyer for the first two months following the sale, $0.1 million for the following two months, and at fair value for the subsequent eight months thereafter. The fair value of the services provided, at an amount less than fair value cost, was estimated at $1.5 million, and has been reallocated from the gross consideration to deferred income. As of June 30, 2012, this entire liability has been released and the transition services agreement has been terminated.

Impairment

The Company evaluated the hardware business disposal as of the date it was classified as held for sale on December 31, 2010 relative to the goodwill that was to be disposed. Based on the facts and circumstances, including the selling price and list of specific assets and liabilities included in the most current share purchase and asset transfer agreements at the time, there were no indicators of impairment at the date it was classified as held for sale and throughout the remainder of the year. Thus, all hardware business related goodwill was disposed at the time of final sale and included in the loss on sale calculation. The Company incurred an impairment charge derived from capitalized software, which is of no further use for the Company.

Year ended June 30, 2012

Subsequent to the sale of the hardware business, during the year ended June 30, 2012, the Company recorded additional costs associated with disposing of the hardware business, which included transaction fees, legal fees, asset values, and other administrative and transition costs totalling $1.4 million.

Year ended June 30, 2011

The results of the hardware business operations and loss on disposal for the year up to the date of sale on May 31, 2011 are presented below:

2011
(in thousands)
Operating results:
Hardware distribution	$72,667
Hardware services	31,303

Total hardware revenue	103,970

Cost of sales	87,473
Sales and marketing	10,571
General and administrative	6,149
Share-based payment expense	104
Restructuring costs	390
Impairment of intangible assets	603

Operating costs and expenses	105,290

Loss before tax from discontinued operations	(1,320)

Tax income related to current pre-tax loss	246

Loss for the year from discontinued operations	(1,074)

Loss on disposal:
Loss on sale before tax	(9,108)
Tax expense	(6)

Loss on sale after tax	(9,114)

Total loss from discontinued operations	$(10,188)

The cash outflow on sale of the hardware business is presented below:

2011
(in thousands)
Gross consideration—share purchase agreement	$22,233
Costs paid on behalf of hardware business	935
Cash disposed with the discontinued operation	(6,506)
Deferred consideration	(7,809)

Net cash inflow at date of sale	$8,853

The following presents a reconciliation of the loss on disposal:

2011
(in thousands)
Property, plant and equipment	$246
Prepaid maintenance	3,969
Inventories net	12,975
Trade receivables	18,358
Other assets	1,868
Cash*	7,293
Trade payables	(9,878)
Deferred income—current	(18,699)
Pension and employee benefits	(2,171)

Total net assets sold	13,961

Goodwill	15,852

Total net assets disposed	$29,813

Considerations	24,086
Disposal costs	1,760
Transition services	1,621

Loss on disposal before tax	$(9,108)

*	The cash and other amounts do not tie to the same items in the table above as a result of using an average rate for cash flow purposes; whereas, the table above uses the spot rate on date of sale.

The net cash flows provided by the hardware business are as follows:

2011
(in thousands)
Operating	$(10,905)
Investing	(2,213)
Financing	—

Net cash outflow	$(13,118)

EPS from the hardware business is as follows:

2011
Earnings per share from discontinued operations:
Basic	($0.12)
Diluted	($0.11)

Basic EPS was calculated using the weighted average number of ordinary shares in issue totalling 82.5 million during the year ended June 30, 2011. Diluted EPS was calculated using 87.7 million ordinary shares, the difference to the basic calculation representing the additional shares that would be issued on the conversion of all the dilutive potential ordinary shares.

As the hardware business was sold prior to June 30, 2011, the disposal group assets and liabilities are no longer included in the statement of financial position. Additionally, upon disposing of a subsidiary in conjunction with the sale of the hardware business to the Buyer, the Company recycled the associated currency translation adjustment that was included in the Consolidated Statement of Changes in Equity.

NOTE 5    ACQUISITIONS

Acquisition of Singularity

On December 5, 2011, the Company acquired 100% of the shares of Singularity Limited (Singularity), a company incorporated in Northern Ireland, which is a provider of business process management (BPM) software and dynamic case management solutions. Singularity has historically conducted the majority of its operations in the United Kingdom, and has subsidiaries that include a substantial operating presence in India. The acquisition agreements and all related amounts payable are denominated in pounds sterling, and the disclosures that follow are based on the exchange rate to U.S. dollars at the date of acquisition; future payments, as expressed in U.S. dollars, may vary depending on the movement of foreign exchange rates.

The preliminary fair value of the identifiable assets and liabilities of Singularity and its subsidiaries, at the acquisition date, are as follows:

(in thousands)
Non-current assets
Technology—intangible	$13,195
Customer relationship—intangibles	2,162
Trade name—intangible	660
Property, plant & equipment	325

Total non-current assets	16,342

Current assets
Trade receivables	3,018
Other current assets	716
Cash and cash equivalents	12,527

Total current assets	16,261

Total assets	$32,603

Current liabilities
Trade and other payables	$1,599
Deferred income—current	603

Total current liabilities	2,202

Non-current liabilities
Deferred income—non-current	40
Deferred tax liabilities—non-current	4,356

Total non-current liabilities	4,396

Total liabilities	$6,598

Net assets acquired	26,005

Consideration paid in cash at the time of closing	$40,981
Contingent consideration, at net present value	3,219

Total consideration	$44,200

Goodwill arising from acquisition	$18,195

The fair value of the trade receivables was $3.0 million and the full contractual amounts expect to be collected as of June 30, 2012.

The goodwill of $18.2 million comprises the value of expected synergies arising from the acquisition and workforce, which is not separately recognized. None of the goodwill is expected to be deductible for tax purposes.

From the date of acquisition to June 30, 2012, Singularity has contributed $10.3 million of revenue and a net loss of $3.0 million. If the combination had taken place at the beginning of the year ended June 30, 2012, revenue from Singularity’s continuing operations for year ended June 30, 2012 would have been approximately $16.6 million and the contribution to the Company’s net income would have been a loss of $2.5 million, which would have resulted in total revenue of $268.8 million and net income of $16.5 million.

The consideration payable relating to the shares includes contingent payments that are based on two factors. Contingent payments are contractually denominated in British pounds, those estimated amounts discussed below are based on the exchange rate in between British pounds and US dollars as of June 30, 2012. First, $3.4 million of the purchase price was withheld as deferred consideration relating to representations and warranties made by the sellers, including those related to the level of cash and certain other net assets acquired. To the extent it is determined to be payable, the deferred consideration will be paid on the one year anniversary of the closing. The Company estimates that the remaining $2.9 million of the $3.4 million will be paid, and the discounted fair value of the $2.9 million is classified as a component of Provisions—current in the accompanying Consolidated Statement of Financial Position as of June 30, 2012.

Additionally, the payment for the shares acquired includes contingent consideration payments based on the continuing employment of certain continuing employees of Singularity and its subsidiaries and license revenue arising from Singularity’s BPM products during calendar year 2012 and 2013. The range of these payments is between zero and $14.7 million. Management has assessed a number of scenarios and based on those scenarios estimated for financial accounting purposes that $9.0 million of the contingent consideration will be paid to the shareholders. Under the provisions of IFRS 3, “Business Combinations,” management has determined that $8.4 million of the contingent consideration should be treated as compensation expense for financial accounting purposes, and that $0.6 million was included as a component of the purchase price consideration at the time of the acquisition. The $8.4 million is being charged to acquisition-related costs ratably from the date of acquisition through December 31, 2013, and during the period from the acquisition date to June 30, 2012, $2.3 million of the $8.4 million was amortized to acquisition-related costs. Payment of the contingent consideration will be made shortly after the end of calendar years 2012 and 2013. Based on the current estimates, $4.3 million and $4.7 million will be payable after the end of calendar 2012 and 2013, respectively. The discounted fair value of the $2.9 million accrued as of June 30, 2012, is included in Provisions as of June 30, 2012, allocated to current and long-term based on the proportion of the anticipated payments.

In addition to the contingent consideration described above, a retention and incentive bonus arrangement has been implemented for certain continuing employees of Singularity. Under the retention and incentive bonus structure, total payments ranging from zero to $4.7 million may be paid. The incentive bonus has been structured to mirror the contingent consideration payments described above. Based on current estimates of BPM license revenue, it is estimated for financial accounting purposes that $2.9 million of the incentive bonus will become payable. During the period from the acquisition date to June 30, 2012, $0.9 million of the $2.9 million was expensed to acquisition-related costs. Payment of the retention and incentive bonus will be made shortly after the end of calendar years 2012 and 2013. Based on the current estimates, $1.3 million and $1.6 million will be payable after the end of calendar year 2012 and 2013, respectively. The discounted fair value of the $0.9 million accrued as of June 30, 2012, is included in Provisions as of June 30, 2012, allocated to current and long-term based on the proportion of the anticipated payments.

As actual BPM license revenue for calendar year 2012 and 2013 is recognized, and as revised estimates of BPM license revenue through December 31, 2013 are made, the total amount payable will be reassessed. Any resulting adjustments to the contingent consideration payable will be charged to acquisition-related costs.

Analysis of cash flows on acquisition:

(in thousands)
Consideration paid in cash at the time of closing	$40,981
Less: cash acquired	(12,527)

Net outflow of cash relating to the acquisition	$28,454

Acquisition of Atalasoft

On May 26, 2011, the Company acquired 100% of the shares of Atalasoft, Inc. (Atalasoft), a U.S. based company which is a provider of imaging software development kits.

The fair value of the identifiable assets and liabilities of Atalasoft at acquisition date are as follows:

(in thousands)
Non-current assets
Property, plant & equipment	$85
Technology—intangible	2,020
Customer relationship—intangible	460
Backlog—intangible	300
Trade name—intangible	260
Other non-current assets	8

Total non-current assets	3,133

Current assets
Cash & cash equivalents	97
Accounts Receivable	282
Other Current Assets	57

Total current assets	436

Total assets	$3,569

Current liabilities
Accounts payable	58
Deferred revenue	547
Current portion of debt	39
Other current liabilities	236

Total current liabilities	880

Non-current liabilities
Debt, net of current portion	106

Total non-current liabilities	106

Total liabilities	$986

Net assets acquired	$2,583

Consideration paid in cash at the time of closing	$4,705
Contingent consideration, at net present value	4,698

Total consideration	$9,403

Goodwill arising from acquisition	$6,820

The fair value of the trade receivables was $0.3 million. None of the trade receivables have been impaired and the full contractual amounts were collected.

The goodwill of $6.8 million comprises the value of expected synergies arising from the acquisition and the workforce, which is not separately recognized. All of the goodwill is deductible for tax purposes.

From the date of acquisition to the year ended June 30, 2011, Atalasoft contributed $0.4 million of revenue and breakeven net income to the Company. If the combination had taken place at the beginning of the year ended June 30, 2011, revenue from Atalasoft’s continuing operations would have been approximately $3.9 million and the contribution to net income would have been approximately $0.4 million, which would have made the Company’s total revenue $249.3 million and profit $8.7 million.

Contingent consideration payments range between nothing and $5.1 million. $4.7 million represents the acquisition-date fair value of the payments that management estimated at that time will become payable to the former shareholders of Atalasoft; however, none of the payments are guaranteed. The contingent consideration is payable based on metrics to be measured through September 30, 2013. During 2012, the Company determined that the estimate of $4.7 million should be increased $0.1 million, which was recorded to the Consolidated Income Statement during the year, and $1.9 million was paid during the year.

Analysis of cash flows on acquisition:

(in thousands)
Consideration paid in cash at the time of closing	$4,705
Less: cash acquired	(97)

Net outflow of cash relating to the acquisition	$4,608

NOTE 6    OPERATING SEGMENTS

Following the disposal of the hardware business, the Company operates one business segment, the software business. All products and services are considered one solution to customers and are operated and analyzed under one Income Statement provided to and evaluated by the chief operating decision maker (CODM). The CODM manages the business based on the key measures for resource allocation, based on a single set of financial data that encompasses our entire operations for purposes of making operating decisions and assessing financial performance. The Company’s CODM is our Chief Executive Officer.

There are no reportable assets that meet the criteria under IFRS 8 to be reported under the single operating segment.

Entity-wide Disclosures

The following revenue information is based on the location of the customer:

	America	UK	Germany	Rest of EMEA	Asia- Pacific	Total
	(in thousands)
Year to June 30, 2012
Revenue external	140,125	26,707	19,991	57,091	18,567	262,481

Non-current assets	104,035	38,334	6,096	34,784	6,194	189,443

Non-current assets for this purpose consist of property, plant and equipment, intangible assets and other non-current assets—excluding security deposits and deferred tax assets.

	America	UK	Germany	Rest of EMEA	Asia- Pacific	Total
	(in thousands)
Year to June 30, 2011
Revenue external	128,321	17,927	17,148	62,325	18,221	243,942

Non-current assets	108,630	5,749	7,129	44,771	6,011	172,290

NOTE 7     PROFIT ON OPERATING ACTIVITIES BEFORE TAXATION

Operating costs and expenses include the following:

	2012	2011
	(in thousands)
Staff costs (Note 8)	$143,987	$130,029
Share-based payment expense	3,905	3,733
Depreciation of property, plant and equipment	3,060	3,016
Amortization of intangible assets—technology and contractual relationships	5,190	3,213
Amortization of intangible assets—licenses and similar rights	2,852	2,689
(Gain)/ loss on disposal of property, plant and equipment	(153)	2
Remuneration for principal auditors
- audit of the financial statements	1,961	999
- local statutory audits	760	181
- tax compliance & advisory services	885	1,463
- other non-audit services	157	625
Acquisition costs	5,325	449
Restructuring costs	4,917	3,182
Operating lease expense—minimum lease payments	7,575	7,548
Other	59,922	59,063

Total operating costs and expenses	$240,343	$216,192

Other operating costs and expenses include the costs of travel, marketing programs, royalties, contracted services and other expenses associated with the Company’s operations.

Amortization of acquired intangibles is a component of both cost of sales and general and administrative expenses. Amortization of acquired technology intangible assets of $3.6 million (2011: $2.2 million) relates to cost of sales, and amortization of other intangible assets of $1.6 million (2011: $1.0 million) relates to general and administrative expenses.

	2012	2011
	(in thousands)
Total cost of sales comprises:
Cost of software licenses	$11,301	$10,869
Cost of maintenance services	16,420	15,891
Cost of professional services	26,784	23,279
Amortization of acquired intangible technology	3,619	2,239

Total cost of sales	$58,124	$52,278

Total general and administrative comprises:
General and administrative	$39,096	$33,320
Amortization of other acquired intangible assets	1,571	974

Total general and administrative expenses	$40,667	$34,294

NOTE 8     STAFF NUMBERS AND COSTS

The monthly average number of full time employees, and their compensation (including Executive Directors) during the year was as follows:

	2012 Headcount	2012	2011 Headcount	2011
		(in thousands)		(in thousands)
Sales and marketing	343	$64,823	331	$60,670
Services—technical support and Professional services	314	32,486	258	27,539
Research and development	292	26,071	237	21,666
General and administrative and other	173	24,512	157	23,887

Total	1,122	$147,892	983	$133,762

Staff costs are comprised of the following:

	2012	2011
	(in thousands)
Staff costs—salaries	$123,122	$111,812
Staff costs—social taxes and benefits	18,948	17,079
Staff costs—pension	1,917	1,138
Staff costs—share-based payment expense	3,905	3,733

Total staff costs	$147,892	$133,762

NOTE 9     FINANCE INCOME AND EXPENSE

	2012	2011
	(in thousands)
Finance income
Bank interest	$175	$259
Other interest	355	39
Foreign exchange gain	5,419	—

Total finance income	$5,949	$298

Finance expense
Overdrafts and other loans	$(359)	$(61)
Other interest	(296)	(276)
Foreign exchange loss	—	(1,202)
Currency translation recycling	—	(496)

Total finance expense	$(655)	$(2,035)

Foreign exchange gains and losses are the result of gains and losses derived from entering into third party and intercompany transactions in currencies other than the respective entity’s functional currency.

NOTE 10     INCOME TAX EXPENSE

The components of income tax expense related to current income tax expense and deferred income tax expense were as follows:

	2012	2011
	(in thousands)
Current income tax expense
Income tax on profits for the year	$11,836	$8,329
Adjustment for over/ (under) provision in prior periods	618	(660)

Total	12,454	7,669

Deferred income tax expense
Origination/ (reversal) of temporary differences	(53)	81
Adjustment for under/ (over) provision in prior periods	(2,481)	751

Total	(2,534)	832

Total income tax expense	$9,920	$8,501

Total income tax expense in the income statement is disclosed as follows:

	2012	2011
	(in thousands)
Income tax expense on continuing operations	$9,995	$8,741
Income tax (credited) on discontinued operations	(75)	(240)

Total	$9,920	$8,501

Income tax relating to items charged or credited to other comprehensive income:

	2012	2011
	(in thousands)
Deferred tax
Tax on net loss/ (gain) on foreign exchange adjustment	$1,009	$(409)
Tax impact on actuarial losses	597	—

Tax credit/(charge) in the statement of comprehensive income	$1,606	$(409)

Tax relating to items credited to retained reserves:

	2012	2011
	(in thousands)
Current tax
Net gain on share options exercised	$(143)	$(784)

Total	(143)	(784)

Deferred tax
Tax impact on share-based payment	2,421	(3,643)

Total	2,421	(3,643)

Total charge/ (credit) to retained reserves	$2,278	$(4,427)

The reasons for the difference between the actual tax charge and the rate of corporation tax in the UK applied are as follows:

	2012	2011
	(in thousands)
Continuing business profit before tax	$27,432	$26,013
Discontinued operations profit before tax	(1,488)	(10,428)

Total profit before tax	$25,944	$15,585

Expected tax expense based on the standard rate in the UK of 25.5% (2011: 27.5%)	$6,616	$4,286
Tax losses not recognized in current period	1,591	2,251
Utilization of previously unrecognized tax losses	(1,356)	(1,485)
Adjustments for provision in prior periods	(1,863)	92
Expenses not deductible for tax purposes and income not subject to tax	1,041	2,015
Different tax rates applied in overseas jurisdictions	4,068	1,342
Changes of tax rate on timing differences	(111)	—
Recognition of previously unrecognized amounts	(66)	—

Total tax expense on operations	$9,920	$8,501

The breakdown of the profit (loss) before tax by country was as follows:

	2012	2011
	(in thousands)
United States	$29,703	$17,428
United Kingdom	(10,827)	(9,906)
All other countries	7,068	8,063

Total	$25,944	$15,585

The breakdown of the tax expense (benefit) by country was as follows:

	2012	2011
	(in thousands)
United States	$8,170	$4,463
United Kingdom	(450)	(264)
All other countries	2,200	4,302

Total	$9,920	$8,501

The Company operates in various countries with statutory tax rates ranging from 9% to 35%. In the year ended June 30, 2011, the Company disposed of its hardware business, which resulted in a loss on sale of $9.1 million. That loss was primarily recorded in jurisdictions other than the United States and the United Kingdom, and the loss was not deductible for income tax purposes, contributing to a higher effective tax rate in that year.

The Company has incurred tax losses in certain jurisdictions, primarily the United Kingdom. Because there is no expectation of sufficient future income in the United Kingdom to permit utilization of the losses carried forward, no deferred tax asset has been recognized with respect to the losses carried forward.

The following presents the impact temporary differences have on the financial statements:

	Intangible assets	Accelerated tax depreciation	Share- based Payment relief	Available losses	Short term timing differences	Total
	(in thousands)
At June 30, 2010	$(4,166)	$(1,002)	$303	$—	$1,846	$(3,019)
Credit/ (charge) to income statement	(1,844)	(841)	1,046	1,354	(547)	(832)
Credit/ (charge) to equity	(237)	—	3,643	—	(172)	3,234
Currency exchange movements	—	—	—	—	(922)	(922)

At June 30, 2011	(6,247)	(1,843)	4,992	1,354	205	(1,539)

Credit/ (charge) to income statement	2,165	509	730	(1,354)	484	2,534
Credit/ (charge) to equity	80	—	(2,421)	—	1,572	(769)
Acquisition	(4,356)	—		—		(4,356)
Currency exchange movements	(17)	—	—	—	398	381

At June 30, 2012	$(8,375)	$(1,334)	$3,301	$—	$2,659	$(3,749)

Deferred tax is recognized at the latest enacted rate for UK temporary differences is 24% (2011: 26%). Details of deferred tax assets and liabilities are shown below:

	Assets 2012	Liabilities 2012	Net deferred tax 2012
	(in thousands)
Available tax losses	$—	$—	$—
Intangible assets	—	(8,375)	(8,375)
Different depreciation	53	(1,387)	(1,334)
Share-based payment relief	3,301	—	3,301
R&D expenses	—	—	—
Other temporary and deductible differences	7,009	(4,350)	2,659

Total	$10,363	$(14,112)	$(3,749)

	Assets 2011	Liabilities 2011	Net deferred tax 2011
	(in thousands)
Available tax losses	$1,354	$—	$1,354
Intangible assets	—	(6,247)	(6,247)
Different depreciation	78	(1,921)	(1,843)
Share-based payment relief	4,992	—	4,992
R&D expenses	335	—	335
Other temporary and deductible differences	6,613	(6,743)	(130)

Total	$13,372	$(14,911)	$(1,539)

*	Other temporary and deductible timing differences include the deferred tax effect on accruals, deferred income, unrealized foreign exchange, and provisions, which in certain jurisdictions only attract a tax deduction when utilized or realized.

Deferred tax liabilities have been recognized on all temporary differences giving rise to deferred tax liabilities. Deferred tax assets have been recognized in respect of tax losses and other temporary differences where it is probable that these assets will be recovered. At the date of the Statement of Financial Position, the Company has an unrecognized deferred tax asset on losses of $8.4 million (2011: $10.0 million) which can be offset against future profits. Most of these losses can be carried forward indefinitely.

Factors that may affect future tax charges

In Budget 2011 on March 23, 2011, the Chancellor of the Exchequer announced a reduction in the UK rate of corporation tax to 26% which applied from April 1, 2011. A further 1% rate reduction to 25% was also announced and it was intended that this would be effective from April 1, 2012. However, in his budget of March 21, 2012, the Chancellor of the Exchequer announced a number of further changes to the UK Corporation Tax rate. These included a reduction in the main rate of Corporation Tax from 25% to 24% effective from April 1, 2012 and further reductions in the rate to 22%, in annual increments of 1% from April 2013, which will be enacted in successive Finance Bills. Consequently, the company will only recognize the impact of the rate change which is substantively enacted at that time in its financial statements.

The effect of the reduction in the tax rate to 22% on the recognized UK deferred tax balances would not be significant, and on the unrecognized UK deferred tax balances would be a reduction from $5.4 million to $4.9 million.

NOTE 11     EARNINGS PER SHARE

Basic earnings per share (EPS) of $0.21 (2011: $0.21) for the year to June 30, 2012 for the continuing business have been calculated based on Income from continuing operations, after income taxes of $17.4 million (2011: $17.3 million) using the weighted average number of ordinary shares in issue totalling 83.9 million (2011: 82.5 million) during the period.

Diluted earnings per share of $0.20 (2011: $0.20) for the year to June 30, 2012 for the continuing business have been calculated based on Income from continuing operations, after income taxes of $17.4 million (2011: $17.3 million) using 88.5 million (2011: 87.7 million) ordinary shares, the difference to the basic calculation representing the additional shares that would be issued on the conversion of all the dilutive potential ordinary shares.

A reconciliation of the number of shares included in EPS follows:

	2012	2011
	(in millions)
Basic weighted average number of ordinary shares (excluding ESOP/EBT and Treasury shares)	83.9	82.5
Dilutive impact of share options	2.1	3.2
Dilutive impact on LTIPs	2.5	2.0

Diluted weighted average number of shares	88.5	87.7

NOTE 12    INTANGIBLE ASSETS

	Goodwill	Technology and contractual relationships	Licenses and similar rights	Total
	(in thousands)
Cost
At July 1, 2011	$154,289	$44,477	$20,253	$219,019
Acquisition	18,195	16,017	—	34,212
Additions	—	—	663	663
Disposals	—	—	(363)	(363)
Exchange differences	(5,180)	(204)	(748)	(6,132)

At June 30, 2012	167,304	60,290	19,805	247,399

Amortization and impairment
At July 1, 2011	20,089	28,253	12,526	60,868
Amortization to expense	—	5,190	2,852	8,042
Amortization to revenue	—	69	—	69
Disposals	—	—	(364)	(364)
Exchange differences	—	(24)	(550)	(574)

At June 30, 2012	20,089	33,488	14,464	68,041

Net book value at June 30, 2012	$147,215	$26,802	$5,341	$179,358

	Goodwill	Technology and contractual relationships	Licenses and similar rights	Total
	(in thousands)
Cost
At July 1, 2010	$157,771	$40,518	$19,214	$217,503
Acquisition	6,820	3,040	—	9,860
Additions	—	75	1,235	1,310
Disposals	(17,365)	(5)	(1,191)	(18,561)
Exchange differences	7,063	849	995	8,907

At June 30, 2011	154,289	44,477	20,253	219,019

Amortization and impairment
At July 1, 2010	21,610	24,920	9,386	55,916
Amortization	—	3,213	2,971	6,184
Disposals	(1,670)	—	(379)	(2,049)
Exchange differences	149	120	548	817

At June 30, 2011	20,089	28,253	12,526	60,868

Net book value at June 30, 2011	$134,200	$16,224	$7,727	$158,151

Amortization of intangible assets for licenses and similar rights is presented in operational expenses by function on a cost allocation basis.

NOTE 13    GOODWILL AND IMPAIRMENT

Goodwill acquired through business combinations has been allocated for impairment testing purposes to the Software cash generating unit, which also forms the sole operating and reportable segment, as the Company does not further evaluate or report information that would represent another CGU.

Goodwill allocated to the Software CGU was $147.2 million in 2012 and $134.2 million in 2011.

The recoverable amounts of the CGU have been derived from a value in use calculation, using a three year cash flow projection from financial budgets approved by senior management. These forecasts have then been extrapolated for a further 2 years using management’s best estimate of expected growth rates derived from both past performance and expectations within the Software industry.

Forecasted operating cash flows for the value in use calculation are based on the following key assumptions: past experience of expected revenues and associated margins, future market inflation, tax rates, discount rates, and terminal growth rates.

Expected revenues and margins

Revenues and associated margins are based on average values achieved in the years preceding the start of the budget period and are increased over the future periods based on growth expected by management. Growth rates in future years approximated 10%.

Inflation

Inflation estimates are obtained from published indices for the countries from which revenues are sourced (principally for the US and Europe).

Tax rates

The Company uses a global blended tax base reflecting future annual expected effective tax rate for the Software CGU.

Discount rates

Discount rates are based on the Company’s weighted average cost of capital adjusted to reflect management’s assessment of specific risks related to the cash generating unit. Discount rates were 9.3% in 2012 and 10.1% in 2011.

Terminal growth rates

Terminal growth rates apply to cash flows beyond five years and are based upon management’s expectation of long term growth rates. Rates used were 1.85% in both 2012 and 2011.

The Company performs sensitivity analyses to demonstrate that a reasonable change in the key assumptions would not reduce the difference between the carrying amount and recoverable amount of goodwill to zero.

NOTE 14    PRINCIPAL SUBSIDIARY UNDERTAKINGS

The Company’s significant trading, operating, and holding entities are as follows:

Name of undertaking	Nature of operations	Country of incorporation	Proportion of ownership interest and voting rights
Atalasoft, Inc.	Sales & Distribution	United States	100%
Kofax, Inc.	Research & Development / Sales & Distribution / Management & Administration	United States	100%
Kofax Australia Pty Ltd	Sales & Distribution	Australia	100%
Kofax Austria GmbH	Research & Development / Sales & Distribution	Austria	100%
Kofax Produtos de Imagem Do Brazil LTDA	Sales & Distribution	Brazil	100%
Kofax Benelux NV/SA	Sales & Distribution	Belgium	100%
Kofax Deutschland AG	Sales & Distribution	Germany	100%
Kofax Danmark A/S	Sales & Distribution	Denmark	100%
Kofax Development GmbH	Research & Development	Germany	100%
Kofax France SAS	Sales & Distribution	France	100%
Kofax Holdings International Ltd.	Holding entity	England	100%
Kofax Investments Ltd.	Holding entity	England	100%
Kofax Italia S.r.l.	Sales & Distribution	Italy	100%
Kofax Singularity Software Pty Limited	Research & Development	India	100%
Limited Liability Company Kofax Russia	Research & Development	Russia	100%
Kofax ME FZE	Sales & Distribution	United Arab Emirates	100%
Kofax Malaysia Sdn. Bhd.	Sales & Distribution	Malaysia	100%
Kofax Northern Ireland Limited	Research & Development / Sales & Distribution	Northern Ireland	100%
Kofax Japan Co. Ltd.	Sales & Distribution	Japan	100%
Kofax Portugal, S.A.	Sales & Distribution	Portugal	100%
Kofax Singapore Pte. Ltd.	Sales & Distribution	Singapore	100%
Kofax Schweiz AG	Sales & Distribution/ Administration	Switzerland	100%
Kofax Software Ibérica S.A.U	Sales & Distribution	Spain	100%
Kofax South Africa (Pty) Ltd	Sales & Distribution	South Africa	100%
Kofax Sverige AB	Sales & Distribution	Sweden	100%
Kofax UK Ltd.	Sales & Distribution/ Holding entity	England	100%
Kofax Vietnam Co., Ltd.	Research & Development	Vietnam	100%

NOTE 15    PROPERTY, PLANT AND EQUIPMENT

	Freehold building	Leasehold improvements	Machines and equipment	Furniture and fixtures	Motor vehicles	Demo/ rental stock	Total
	(in thousands)
Cost
At July 1, 2011	$658	$3,635	$18,346	$4,803	$823	$49	$28,314
Additions	—	56	2,030	243	24	—	2,353
Through acquisitions	—	57	191	77	—	—	325
Disposals	(608)	(220)	(1,578)	(1,040)	(503)	(49)	(3,998)
Exchange differences	(50)	(253)	(1,090)	(420)	(76)		(1,889)

At June 30, 2012	—	3,275	17,899	3,663	268	—	25,105

Depreciation
At 1 July 2011	181	2,023	14,543	3,965	702	—	21,414
Charge for the year	8	442	2,121	441	48	—	3,060
Disposals	(175)	(107)	(1,575)	(1,131)	(446)	—	(3,434)
Exchange differences	(14)	(152)	(916)	(359)	(65)	—	(1,506)

At June 30, 2012	—	2,206	14,173	2,916	239	—	19,534

Net Book value at June 30, 2012	$—	$1,069	$3,726	$747	$29	$—	$5,571

	Freehold building	Leasehold improvements	Machines and equipment	Furniture and fixtures	Motor vehicles	Demo/ rental stock	Total
	(in thousands)
Cost
At July 1, 2010	$558	$3,274	$16,690	$4,601	$1,229	$669	$27,021
Additions	—	398	2,498	152	—	—	3,048
Through acquisitions	—	—	72	13	—	—	85
Disposals	—	(408)	(2,396)	(625)	(603)	(620)	(4,652)
Exchange differences	100	371	1,482	662	197	—	2,812

At June 30, 2011	658	3,635	18,346	4,803	823	49	28,314

Depreciation
At 1 July 2010	139	1,612	13,069	3,416	906	—	19,142
Charge for the year	15	517	2,379	425	162	—	3,498
Disposals	—	(317)	(2,174)	(392)	(509)	—	(3,392)
Exchange differences	27	211	1,269	516	143	—	2,166
At June 30, 2011	181	2,023	14,543	3,965	702	—	21,414

Net Book value at June 30, 2011	$477	$1,612	$3,803	$838	$121	$49	$6,900

NOTE 16    OTHER NON-CURRENT ASSETS

	2012	2011
	(in thousands)
Other receivables—non-current	$500	$2,603
Prepayments—non-current	3,872	4,518
Deposits—non-current	142	118
Security deposits—non-current	771	642

	$5,285	$7,881

NOTE 17    INVENTORIES

	2012	2011
	(in thousands)
Inventories	$1,542	$2,133

The replacement cost of stock is not considered to be significantly different from the amounts shown above. Inventory is stated at the lower of cost or net realizable value.

Inventory amounts written-off during the year to cost of software licenses totalled $0.4 million (2011: $0.2 million).

NOTE 18    TRADE AND OTHER RECEIVABLES

	2012	2011
	(in thousands)
Trade receivables	$62,235	$56,429
Provision for doubtful accounts	(2,714)	(4,106)

	$59,521	$52,323

The amounts above include VAT receivable, which is approximately 13% on a weighted average basis. Further analysis of these financial instruments is given in Note 23 and 24—Financial Instruments.

Movements on provisions for doubtful receivables were as follows:

(in thousands)
At July 1, 2010	$3,488
Charge for the year	1,850
Amount written off	(1,612)
Exchange differences	380

At June 30, 2011	4,106

Charge for the year	(434)
Amount written off	(700)
Exchange differences	(258)

At June 30, 2012	$2,714

NOTE 19    OTHER CURRENT ASSETS

	2012	2011
	(in thousands)
Other receivables	$4,149	$10,258
Debtor—derivatives	180	—
Accrued income	441	64
Prepayments	5,381	4,828
Investments	—	250

	$10,151	$15,400

The investments relate primarily to short term investment funds and the market value is not significantly different from the cost basis.

NOTE 20    TRADE AND OTHER PAYABLES

	2012	2011
	(in thousands)
Trade payables	$2,578	$4,999
Other creditors	2,463	8,449
Creditors for taxation and social security	5,258	6,209
Accruals	23,518	25,412
Overdrafts	3	3
Deferred payment	—	158
Creditors—derivatives	—	330

	$33,820	$45,560

Further analysis of the financial instruments is given in Note 23 and 24—Financial Instruments.

NOTE 21    PROVISIONS

	Personnel Restructuring	Onerous lease	Contingent consideration	Others	Total
	(in thousands)
At July 1, 2010	$2,270	$620	$150	$251	$3,291
Arising during the year	980	2,375	4,698	260	8,313
Reversed against income statement	(59)	—	—	—	(59)
Utilized	(1,792)	(1,040)	(130)	(91)	(3,053)
Exchange differences	350	184	26	33	593

At June 30, 2011	1,749	2,139	4,744	453	9,085

Current	1,749	1,965	1,832	145	5,691
Non-current	—	174	2,912	308	3,394

Arising during the year	3,586	1,243	6,832	1,386	13,047
Reversed against income statement	(394)	(656)	—	(78)	(1,128)
Utilized	(3,331)	(1,178)	(1,914)	(157)	(6,580)
Exchange differences	(216)	(231)	(92)	(80)	(619)

At June 30, 2012	$1,394	$1,317	$9,570	$1,524	$13,805

Current	1,394	710	6,510	995	9,609
Non-current	—	607	3,060	529	4,196

The other provisions comprise different various insignificant amounts. See discussion in Note 5 relative to contingent consideration. The contingent consideration in the table above of $6.8 million arising during the current year is not included in the movement in provisions in the cash flow statement as it is a noncash item.

Included in the amounts arising during the year in the contingent consideration provision is $0.3 million (2011: zero) related to the unwinding of the discounts initially recorded upon acquisitions.

Restructuring

The Company’s restructuring in the current year involved the reorganization of various management and operational functions, and a second phase of the shared service center in EMEA. The restructuring in 2011 involved the reorganization of the operational structure mainly relating to hardware sales management layers, and the first phase of the shared service center, which resulted in a provision that was largely utilized in 2012. A total restructuring charge of $4.9 million (2011: $3.2 million) has been recognized in the Consolidated Income Statement for the year ended June 30, 2012.

Onerous lease

As part of the restructuring announced in the year ended June 30, 2011, a number of the properties under operating lease became onerous. The year-end provision represents the Company’s estimate of the net cost expected to arise across the remaining life of the lease on these underutilized properties, which is between one and three years.

NOTE 22    OTHER PAYABLES—NON-CURRENT LIABILITIES

	2012	2011
	(in thousands)
Creditors—Derivatives	$—	$176
Bank loans	—	103

Total	$—	$279

NOTE 23    FINANCIAL INSTRUMENTS—RISK MANAGEMENT

The Company has various financial assets including trade receivables and cash, which arise directly from its operations. The Company’s principal financial liabilities, other than derivatives, comprise of trade payables, accruals, and overdrafts. The purpose of the financial liabilities is to raise financing for the Company’s operations.

The principal risks facing the Company’s financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The policy for managing these risks is set by the Board and implemented by the Company’s finance department. Certain risks are managed centrally, whilst others are managed locally following guidelines communicated by the central finance team.

The policy for each of the above mentioned risks is outlined in more detail below.

Foreign currency risk

The Company’s operations are diversified geographically and are therefore exposed to foreign currency risks primarily in respect to the Swiss franc, the British pound, and the euro.

Exchange risks resulting from commercial transactions primarily relate to intercompany transactions where Company subsidiaries, with varying functional currencies, purchase software licenses for resale, with the underlying intercompany payable denominated in US dollars or euros. The Company is also subject to foreign currency risk associated with customer transactions in varying currencies. Additionally, the Company has risk associated with cash balances denominated in other currencies.

The following table demonstrates the sensitivity to a reasonable change in the Company’s key currency exchange rates, with all other variables held constant of the Company’s profit before tax and equity, due to changes in fair values of monetary assets and liabilities.

	Movement in currency rate	Effect on result before taxes increase / (decrease)	Effect on equity increase / (decrease)
		(dollars in thousands)
2012
Euro	10%	(1,859)	(605)
	(10%)	1,859	605

British pound	10%	2,787	(4,321)
	(10%)	(2,787)	4,321

Swiss franc	10%	(7)	—
	(10%)	7	—

	Movement in currency rate	Effect on result before taxes increase / (decrease)	Effect on equity increase / (decrease)
		(dollars in thousands)
2011
Euro	10%	(2,822)	(697)
	(10%)	2,822	697

British pound	10%	(1,334)	(4,429)
	(10%)	1,334	4,429

Swiss franc	10%	(9)	—
	(10%)	9	—

The impact on equity represents only those items which are taken directly to equity and does not include the impact arising through the Consolidated Income Statement.

Interest risk

The Company utilises both fixed and floating interest rates, and assesses the risk and reward associated with these rates when acquiring new financial assets or liabilities. The Company has no significant interest bearing liabilities, and is primarily exposed to interest rate risk resulting from changes in the market interest rate on its interest bearing assets.

Assets at floating rates expose the Company to cash flow interest risks, while interest bearing assets at fixed rates expose the Company to fair value interest risk. The Company’s floating rate financial assets are based on variable bank deposit rates.

The following sensitivity analysis shows the impact on the Company of a reasonable change in the floating interest rate, which is predominantly based upon LIBOR plus an agreed premium. The currency and the average weighted interest rate profile of the Company’s financial assets and liabilities are as follows:

	Floating rate in %	Floating rate liabilities	Fixed rate in %	Fixed rate liabilities	Interest free liabilities	Total
	(dollars in thousands)
2012
British pound	—%	$—	—%	$—	$9,296	$9,296
US dollar	—%	—	—%	—	14,409	14,409
Euro	—%	—	—%	3	5,453	5,456
Swiss franc	—%	—	—%	—	871	871
Other	—%	—	—%	—	1,829	1,829

Total		$—		$3	$31,858	$31,861

	Floating rate in %	Floating rate liabilities	Fixed rate in %	Fixed rate liabilities	Interest free liabilities	Total
	(dollars in thousands)
2011
British pound	—%	$—	—%	$—	$5,554	$5,554
US dollar	—%	—	10.1%	261	15,848	16,109
Euro	—%	—	—%	3	8,250	8,253
Swiss franc	—%	—	—%	—	661	661
Other	—%	—	—%	—	1,352	1,352

Total		$—		$264	$31,665	$31,929

	Floating rate in %	Floating rate assets	Fixed rate in %	Fixed rate assets	Interest free assets	Total
	(dollars in thousands)
2012
British pound	0.78%	$521	0.28%	$2,030	$11,058	$13,609
US dollar	—%	3,560	0.46%	47,991	29,801	81,352
Euro	0.65%	5,514	0.84%	10,794	18,493	34,801
Swiss franc	0.22%	1,732	—%	—	1,434	3,166
Other	—%	1,123	2.43%	7,858	4,672	13,653

Total		$12,450		$68,673	$65,458	$146,581

	Floating rate in %	Floating rate assets	Fixed rate in %	Fixed rate assets	Interest free assets	Total
	(dollars in thousands)
2011
British pound	0.6%	$718	0.24%	$10,503	$3,690	$14,911
US dollar	1.5%	40,937	0.84%	3,989	24,659	69,585
Euro	1.5%	7,208	0.89%	14,890	24,836	46,934
Swiss franc	1.32%	3,787	0.24%	82	2,732	6,601
Other	1.32%	11,291	0.37%	4,869	9,054	25,214

Total		$63,941		$34,333	$64,971	$163,245

The following table demonstrates the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, of the Company’s profit before tax through the impact of floating rate assets and liabilities.

	Increase /(decrease) in basis points	Effect on result before taxes increase /(decrease)
		(in thousands)
2012
British pound	100	$5
	(100)	(5)

US dollar	100	36
	(100)	(36)

Euro	50	28
	(50)	(28)

Swiss franc	5	1
	(5)	(1)
2011
British pound	100	7
	(100)	(7)

US dollar	100	409
	(100)	(409)

Euro	50	36
	(50)	(36)

Swiss franc	5	2
	(5)	(2)

Liquidity risk

The Company’s policy is to maintain sufficient cash at the local level to meet financing obligations. The central finance department monitors its risk to a local shortage of funds and ensures that local entities have access to credit facilities by issuing guarantees.

The contractual maturities of financial liabilities are as follows, at June 30:

	Total	0-90 days	91-180 days	181-360 days	1-2 years	after 2 years
	(in thousands)
2012
Trade payables	$2,577	$1,843	$688	$41	$4	$1
Other creditors	2,906	2,827	—	79	—	—
Accruals (financial)	16,805	15,395	168	146	506	590
Current financial liabilities	6,447	1,368	2,969	2,110	—	—
Non-current financial liabilities	3,126	—	—	—	3,126	—

Total	$31,861	$21,433	$3,825	$2,376	$3,636	$591

	Total	0-90 days	91-180 days	181-360 days	1-2 years	after 2 years
	(in thousands)
2011
Trade payables	$4,999	$3,859	$1,107	$25	$—	$8
Other creditors	4,941	4,893	48	—	—	—
Accruals (financial)	13,666	13,573	83	10	—	—
Current financial liabilities	5,088	3,142	438	1,508	—	—
Non-current financial liabilities	3,235	—	—	—	2,091	1,144

Total	$31,929	$25,467	$1,676	$1,543	$2,091	$1,152

The financial accruals reported in the table above exclude non-financial accruals in the amount of $6.7 million (2011: $11.7 million), which were included in the balance sheet amount of $23.5 million (2011: $25.4 million).

Borrowing facility

During the year, the Company entered into a secured revolving line of credit that provides for borrowings of up to $40.0 million, and is secured by certain of the Company’s assets, including those of certain subsidiaries. The revolving credit facility is subject to certain affirmative and negative covenants, including meeting defined EBITDA milestones, leverage and liquidity ratios. As of June 30, 2012, the Company is in compliance with these covenants. As of June 30, 2012, the Company had $39.9 million available under the revolving line of credit, after having used $0.1 million for the commitment of a standby letter of credit related to one of its facility leases. Borrowings under the revolving line of credit accrue interest at a rate equal to LIBOR plus 1.5% to 1.75% plus a base rate of 0% to 0.25%.

Credit risk

Cash and other short term deposits are invested with significant commercial banks. As a consequence of the current economic environment, a risk assessment has been made by management, including analysis of the credit quality rating of the Company’s banks, with no adverse actions resulting.

Additionally, the Company is exposed to credit risks arising from sales transactions. Credit risks of new customers are assessed centrally before entering into contracts by performing an assessment of their creditworthiness. Furthermore, the Company has implemented a full set of securitization measures including letter of credit and bank guarantee to ensure that customers considered to be a higher credit risk are managed upfront and no corresponding collectability issue is impacting the overall credit exposure. Additionally, the Company is operating in high risk territories with several insurance companies to assure credit risk in case of fallout.

The overall Company debtor exposure is monitored centrally and respective measures and actions are taken to proactively monitor potential new credit exposures.

The amounts recorded in the Consolidated Statement of Financial Position reflect the Company’s maximum credit risk exposure, taking into consideration any credit insurance coverage. Due to the small number of large transactions with individual customers the Company considers the possibility of a credit risk concentration low.

The ages of trade and other receivables were as follows, at June 30:

	Total	Neither past due nor impaired	0-90 days	91-180 days	181-360 days	More than 360 days
	(in thousands)
2012
Trade receivables, net	$59,521	$49,306	$9,475	$712	$24	$4
Other receivables	5,496	4,261	182	8	20	1,025
Accrued income	441	441	—	—	—	—

Total	$65,458	$54,008	$9,657	$720	$44	$1,029

	Total	Neither past due nor impaired	0-90 days	91-180 days	181-360 days	More than 360 days
	(in thousands)
2011
Trade receivables, net	$52,323	$43,780	$7,761	$573	$162	$47
Other receivables	12,334	9,664	67	—	—	2,603
Accrued income	64	64	—	—	—	—
Investments	250	250	—	—	—	—

Total	$64,971	$53,758	$7,828	$573	$162	$2,650

Trade and other receivables of $11.5 million (2011: $11.2 million), net of provision for doubtful accounts of $2.7 million (2011: $4.1 million), were past due but not impaired. These net amounts relate to customers where there has been no history of default. These amounts are to be considered fully recoverable.

Finance management performs a bad debt review at the year end, taking into account the credit quality of customers, past payment history and current economic conditions. Overall, the credit quality of customers is considered high. The credit checks performed prior to taking on new customers are designed to ensure that this quality is upheld.

Hedging activities

The Company does not operate a formal hedging policy, but benefits from natural foreign exchange hedging across the Company. Specific high value future foreign currency transactions are hedged through forward contracts at the discretion of executive management.

At June 30, 2012, the Company had a forward contract in place to hedge the remaining translation of the hardware business disposal consideration in the amount of 2.2 million euro to US dollars expiring five months after period end. The Company recognized a gain of $0.7 million (2011: ($1.1 million)) in the Consolidated Income Statement. The fair value of the forward contract at the balance sheet date was $0.2 million (2011: ($0.5 million)).

As of June 29, 2012 the Company entered into a 9.0 million euro ‘Forward Extra’ agreement to hedge future euro cash receivables against the dollar expiring 90 days after period end. This instrument comprises two options, with the Company buying a euro put and simultaneously selling a euro call, with an upper barrier exchange rate. The effect of this is to secure a minimum floor on the EUR/USD exchange rate, protecting the Company from any deprecation in the euro over the life of the option. The fair value of the forward contract at the balance sheet date was deemed to be nil.

The Company does not apply hedge accounting for these forward contracts or any other hedging activity.

Capital Management

Finance management considers share capital, share premium and retained earnings to be the capital of the Company. The primary objective with regard to capital management is to ensure that a strong credit rating and robust capital ratios are maintained in order to support the business and maximize shareholder value. Currently, operations are funded by the use of operating cash flows and short term bank facilities. After careful consideration of the future opportunities for the use of cash, the Board decided to suspend payment of dividends until further notice. The Company was in compliance with all debt covenants at each reporting period end.

The Company also holds capital in treasury, ESOP, and EBT with the primary intent to maintain its capital structure and to hold shares available for issuance to employees. Notwithstanding such intent, the Company issues new shares upon exercise of options according to the current share option scheme.

NOTE 24    FINANCIAL INSTRUMENTS—FAIR VALUE

Categories of financial instruments

There is no significant difference between the fair value of the financial assets and liabilities of the Company and their carrying value in the accounts. This is due to management measuring forward contracts at each year end, large deposits and cash balances in stable currencies, and limited exposure to financial liabilities.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical asset or liabilities

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques that include inputs for the asset or liability that are not based on observable market data.

The fair value of deferred consideration has been calculated based on managements’ review of underlying variables and best assessment regarding the probability of contingent events occurring.

The fair value of foreign currency forward contracts is established based on market value advice received by management from the issuing bank.

	Loans and receivables	Other financial liabilities at amortized cost	Financial assets/ liabilities at FV through profit and loss	Available for sale	Carrying value	Fair value
	(in thousands)
2012
Assets
Cash and cash equivalents	$81,122	$—	$—	$—	$81,122	$81,122
Trade and other receivables	65,279	—	—	—	65,279	65,279
Foreign currency forward contracts (Level 3)	—	—	180	—	180	180

	$146,401	$—	$180	$—	$146,581	$146,581

Liabilities
Trade and other payables	$—	$22,288	$—	$—	$22,288	$22,288
Other financial liabilities current	—	3	—	—	3	3
Deferred consideration (Level 3)	—	—	9,570	—	9,570	9,570

	$—	$22,291	$9,570	$—	$31,861	$31,861

The undiscounted amount of deferred consideration is $9.7 million.

	Loans and receivables	Other financial liabilities at amortized cost	Financial liabilities at fair value through profit and loss	Available for sale	Carrying value	Fair value
	(in thousands)
2011
Assets
Cash and cash equivalents	$98,274	$—	$—	$—	$98,274	$98,274
Investments	—	—	—	250	250	250
Trade and other receivables	64,721	—	—	—	64,721	64,721

	$162,995	$—	$—	$250	$163,245	$163,245

Liabilities
Trade and other payables	$—	$26,518	$—	$—	$26,518	$26,518
Other financial liabilities current	—	161	—	—	161	161
Deferred consideration (Level 3)	—	—	4,744	—	4,744	4,744
Foreign currency forward contracts (Level 3)	—	—	506	—	506	506

	$—	$26,679	$5,250	$—	$31,929	$31,929

The tables above exclude non-financial receivables of $9.5 million (2011: $8.0 million), and non-financial payables of $11.5 million (2011: $18.5 million), which are included in the Statement of Financial Position.

A reconciliation of fair value measurements of level 3 financial instruments is disclosed below:

	2012	2011
	(in thousands)
Start of the year	$(5,250)	$(150)
Contingent consideration payments	1,914	—
Contingent consideration reversed against the income statement	—	130
Contingent consideration from acquisition, net of discount	(6,832)	(4,698)
Change in fair value of forward contracts	686	(506)
Exchange differences	92	(26)

End of the year	$(9,390)	$(5,250)

NOTE 25    EMPLOYEE BENEFITS

a) Defined contribution schemes

The Company operates a number of defined contribution pension schemes on behalf of the employees of different subsidiary undertakings. The assets are held separately from those of the companies’ in independently administered funds. The pension charges recognized in the Consolidated Income Statement represent contributions payable by the companies to the funds and amounted to $1.0 million (2011: $0.9 million). No contributions were outstanding at year end.

b) Defined benefit schemes

The table below shows the movements in the net defined benefit obligation across the current and prior year. Significant defined benefit schemes are operated in Switzerland, Austria, and Italy with two smaller schemes in France and United Arab Emirates.

A reconciliation of employee benefits is disclosed below:

	2012	2011
	(dollars in thousands)
Start of the year	$2,958	$3,769
Current service cost	676	927
Interest cost	182	250
Expected return on plan assets	(147)	(195)
Actuarial (gain)	(393)	(822)
Contributions by Company	(290)	(308)
Effect of settlements	(399)	(419)
Effect of curtailments	—	(956)
Exchange differences on foreign plans—(gain)/ loss	(328)	712

End of the year	$2,259	$2,958

Represented by
Swiss defined benefit scheme arrangements	$1,070	$1,571
Austrian defined benefit scheme arrangements	766	729
Italian defined benefit scheme arrangements	254	523
French defined benefit scheme arrangements	39	36
United Arab Emirates defined benefit scheme arrangements	130	99

Total	$2,259	$2,958

Analysis of the amount charged to operating profit
Current service cost	$676	$927
Curtailment	—	(896)

Analysis of the amount credited to other finance income
Expected return on pension scheme assets	(147)	(195)
Interest on pension scheme liabilities	182	250

Analysis of amount recognized in consolidated statement of comprehensive income
Actuarial (gain)	(393)	(822)
Exchange differences (gain)/ loss	(328)	712

Analysis of settlements
Settlements	(399)	(479)

Actual return on plan assets—$	139	328
Actual return on plan assets—%	4.6%	9%

Actuarial gains/(losses) are charged in the Consolidated Statement of Comprehensive Income.

The cumulative actuarial gains/ (losses) recognized in the Consolidated Statement of Comprehensive Income upon the transition to IFRS was ($0.7 million). Management is unable to determine how much of the pension scheme deficit recognized on transition to IFRS, and taken directly to equity on the Company, is attributable to actuarial gains and losses since inception of those pension schemes. Consequently, Management is unable to determine the amount of actuarial gains and losses that would have been recognized in the Consolidated Statement of Comprehensive Income before the transition to IFRS. The expected contributions payable to the schemes for the next financial year amount in total to $0.7 million (2011: $0.9 million).

Funded pension scheme—Switzerland

The most significant funded pension scheme is operated by two subsidiary undertakings in Switzerland for their employees. The scheme is managed by a corporate trustee who is accountable to the pension scheme members. Management has reviewed the terms and conditions of the scheme, in particular with regard to the mechanism for funding any deficit that might arise. Although the scheme has many of the characteristics of a defined contribution scheme, the scheme effectively includes a minimum guaranteed annuity rate, any shortfall in which the trustee would normally ask the employer to contribute to.

The contributions made during the year by the Company amount to $0.3 million (2011: $0.3 million). Contribution rates in percentages of the insured salary payable by the Company vary from 5% to 20%, depending on age of the employee.

The pension cost relating to this scheme was assessed in accordance with the advice of a qualified actuary using the projected unit method. The most recent valuation, at June 30, 2012, indicated that, on the basis of service to date and current salaries, the scheme’s assets were sufficient to meet 76% (2011: 72%) of its liabilities.

As a result of the disposal of the hardware business in May 2011, the Company experienced curtailment gains across most of the pension schemes as many of the hardware employees were included in these schemes, and most were included in the Swiss pension scheme. The Company recorded these curtailment gains as an offset to pension expense in the operating expenses section of the Consolidated Income Statement. The removal of the hardware business employees from the schemes is also the primary reason for the reduction of the overall pension liability for the Company in 2011.

A full actuarial valuation of the defined benefit scheme was carried out in June 2012, by a qualified independent actuary, on an IAS 19 basis. The major assumptions used by the actuary were:

	2012	2011
Rate of increase in salaries	1.5%	1.5%
Rate of increase in pensions in payment	0.0%	0.5%
Rate of increase in mortality assumptions	0.0%	3.3%
Discount rate	2.2%	2.8%

Sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below:

Assumption	Change in Assumption	Impact on Scheme Liabilities

Discount rate	Increase/ (decrease) by 1.0%	Increase/ (decrease) by $747,000 or 17.04%/ ($998,000) or (22.79)%

Inflation assumption	Increase/ (decrease) by 1.0%	Increase/ (decrease) by 0%

Rate of salary increases	Increase/ (decrease) by 0.5%	Increase/ (decrease) by $166,000 or 3.78%/ ($160,000) or (3.66%)

Post retirement mortality	Increase/ (decrease) by 1 year	Increase/ (decrease) by $2,000 or .05%

The expected contributions for the next financial year amount in total to $0.3 million (2011: $0.2 million).

The assets in the scheme and the expected rate were:

	Long-term rate of return expected at 2012 in %	Value at 2012	Long-term rate of return expected at 2011 in %	Value at 2011
		(in thousands)		(in thousands)
Shares	5.9%	$1,188	6.1%	$733
Bonds	2.0%	1,791	1.9%	2,865
Property	3.8%	332	3.8%	432
Cash	—%	—	—%	—

Total market value of assets		3,311		4,030
Present value of scheme liabilities		(4,381)		5,601

Deficit		$(1,070)		$(1,571)

The overall expected rate of return on assets is determined based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year.

No deferred tax asset has been recognized on the pension scheme liability as its future recoverability is uncertain.

A reconciliation of scheme assets is disclosed below:

	2012	2011
	(in thousands)
Start of the year	$4,030	$4,329
Expected return	147	195
Contributions by participants	277	420
Contributions by the Company	290	307
Benefits paid	(961)	(1,258)
Actuarial (loss)/ gain	(8)	133
Settlements	—	(1,145)
Exchange differences on foreign plans (loss)/ gain	(464)	1,049

End of the year	$3,311	$4,030

A reconciliation of scheme liabilities is disclosed below:

	2012	2011
	(in thousands)
Start of the year	$5,601	$6,543
Interest cost	147	217
Current service cost	478	626
Employee contributions	277	420
Benefits paid	(961)	(1,258)
Actuarial (gain)	(530)	(702)
Settlements	—	(1,145)
Curtailments	—	(627)
Exchange differences (gain)/ loss	(631)	1,527

End of the year	$4,381	$5,601

A reconciliation of the amount charged to the income statement is disclosed below:

	2012	2011
	(in thousands)
Analysis of the amount charged to operating profit
Current service cost	$478	$626
Curtailment	—	(627)

Analysis of the amount credited to other finance income
Expected return on pension scheme assets	147	195
Interest on pension scheme liabilities	(147)	(217)

End of the year	—	(22)

Analysis of amount recognized in consolidated statement of comprehensive income
Actuarial gain	522	835
Exchange differences gain/ (loss)	167	(479)

Other post-employment schemes—Austria

The Company also operates a severance scheme for its current employees, which meets the definition of defined benefit schemes under IAS 19. The benefits are based on the remuneration and the years of service.

The principal actuarial assumptions used were as follows:

	2012	2011
Discount rate	4.00%	5.25%
Salary increase	2.5%	3.0%
Remaining years until retirement	15 years	23 years

The amounts recognized in the consolidated Income Statement are as follows:

	2012	2011
	(in thousands)
Current service cost	$40	$47
Other finance cost	35	33

Total	75	80
Analysis of amount recognized in consolidated statement of comprehensive income
Actuarial loss	129	12

Exchange differences (gain)/ loss	$(105)	$111

	2012	2011
	(in thousands)
Start of the year	$729	$624
Total expense recognized in Income Statement	75	79
Actuarial loss	129	12
Settlement	(63)	(61)
Curtailment	—	(36)
Exchange differences (gain)/ loss	(104)	111

End of the year	$766	$729

Other post-employment schemes—Italy

The Company recognizes a liability in respect of a post-employment benefit plan in Italy for employee termination indemnities (TFR). The benefits, which become payable on departure of the employee, accrue after each year of service and are based upon the remuneration received in that year. The amount payable is increased each year by inflation. Due to changes introduced by Italy’s Finance Act, benefits accruing after January 1, 2007 are a defined contribution scheme and accounted for accordingly. Benefits that arose prior to January 1, 2007 are a defined benefit plan and therefore accounted for in accordance with the provisions of IAS 19 for this type of plan.

The principal actuarial assumptions used were as follows:

	2012	2011
Inflation rate	1.0%	1.0%

The amounts recognized in the consolidated Income Statement are as follows:

	2012	2011
	(in thousands)
Current service cost	113	192
Other finance cost	—	—

Total	113	192

Analysis of amount recognized in consolidated statement of comprehensive income
Actuarial loss	—	—
Exchange differences	(50)	118

	2012	2011
	(in thousands)
Start of the year	$523	$799
Total expense recognized in consolidated income statement	113	192
Settlement	(332)	(322)
Curtailment	—	(264)
Exchange differences (gain)/ loss	(50)	118

End of the year	$254	$523

History of experience of gains and losses

	2012	2011	2010	2009	2008
	(in thousands)
Funded pension scheme—Switzerland

Fair value of scheme assets	$3,311	$4,030	$4,329	$4,418	$8,314
Present value of defined benefit obligation	(4,381)	(5,601)	(6,543)	(5,917)	(9,034)

Deficit in the scheme	$(1,070)	$(1,571)	$(2,214)	$(1,499)	$(720)

Experience adjustments arising on plan liabilities	$(530)	$(702)	$790	$(425)	$(66)
Experience adjustments arising on plan assets	(8)	133	186	(1,352)	(866)

	2012	2011	2010	2009	2008
	(in thousands)
Other post-employment schemes—Austria

Present value of defined benefit obligation/deficit	$766	$729	$624	$816	$1,320
Experience adjustments arising on plan liabilities gain/(loss)	129	12	—	(17)	297

	2012	2011	2010	2009	2008
	(in thousands)
Other post-employment schemes—Italy

Present value of defined benefit obligation/deficit	$254	$523	$799	$614	$776
Experience adjustments arising on plan liabilities (loss)	—	—	—	—	(174)

NOTE 26     SHARE CAPITAL

The equity share capital of the Company is as follows:

	Issued, called up and fully paid shares	Issued, called up and fully paid (in thousands)
At June 30, 2010	91,270,015	$4,152
Issued under option scheme	2,152,105	88

At June 30, 2011	93,422,120	4,240
Issued under option scheme	576,358	24

At June 30, 2012	93,998,478	$4,264

In 2006, the shareholders authorized 132 million ordinary shares, equating a share capital value of $6.0 million.

Par value per share amounts to 2.5 British pence (p). There is one class of ordinary share in issue. Each ordinary share ranks pari passu with regards to income, voting rights and return of capital on a winding up or otherwise. The holders of each ordinary share shall be entitled to receive dividends or profits or assets on a winding up in proportion to the amounts paid up, or credited as paid up, on such ordinary shares. The holders of each ordinary share shall be entitled to one vote at any general meeting, and on a poll, every holder of an ordinary share shall have one vote for every share. There are no restrictions on the transfer of fully paid securities contained in the articles of association.

The consideration received upon the issuance of shares following the exercise of options was $1.4 million (2011: $6.1 million). All shares rank pari passu, with the exception of shares held by the ESOP, which rank pari passu only upon exercise.

The number of outstanding shares of the Company is as follows:

Outstanding shares at June 30, 2010	81,695,158
Issued under option scheme	2,152,105

Outstanding shares at June 30, 2011	83,847,263
Issued under option scheme	576,358
Repurchase of shares to be held by the EBT	(734,345)

Outstanding shares at June 30, 2012	83,689,276

The following describes the nature and purpose of the reserve balances:

Reserve	Description and purpose
Share premium account	Amount subscribed for share capital in excess of nominal value.
Currency translation adjustment	Gain/ (loss) arising on the retranslation of foreign operations’ net assets into US Dollars.
Merger reserve	Reserve arising on consolidation to reflect the fair value of shares issued as consideration for acquisitions where the shares were recorded at nominal value.
Treasury shares	Weighted average cost of own shares held. At June 30, 2012 the Company held 5,068,374 shares in treasury (2011: 5,068,374).
ESOP/ EBT shares	Weighted average cost of own shares held by the Company’s trusts. At the year end, the Company’s trusts held 5,240,828 shares in Kofax plc (2011: 4,506,483 shares).
Retained earnings	Cumulative net gains and losses recognized in the Consolidated Income Statement and in the Consolidated Statement of Comprehensive Income, excluding those items recognized in other reserves.

NOTE 27     SHARE-BASED PAYMENTS

Share option scheme

The Company operates an equity-settled share-based remuneration scheme, granting at its discretion share options to executive Directors, management and certain other employees.

The exercise price of the options is equal to the market price of the underlying shares on the date of grant. Vesting is dependent on the employee remaining in continued employment over the stipulated vesting period. The employee is entitled to exercise 25% of the awarded shares after 1 year from the date of grant, with 6.25% of the remaining holding exercisable every 3 months thereafter until fully vested after 4 years.

The fair value of share options granted is estimated at the date of the grant using the Black-Scholes pricing model, taking into account the terms and conditions upon which the share options were granted.

Including the options granted to the Directors, the following options over ordinary shares (denominated in British pence) have been granted to employees of the Company and remain outstanding at June 30, 2012:

	2012	2012	2011	2011
	Weighted average exercise prices	Number	Weighted average exercise prices	Number
Beginning of the year	193p	6,957,154	173p	8,836,833
Granted during the year	286p	627,000	296p	1,022,000
Exercised during the year	164p	(556,608)	172p	(2,161,855)
Forfeited during the year	184p	(593,945)	154p	(739,824)

End of the year	205p	6,433,601	193p	6,957,154

Of the total number of options outstanding at the end of the year, 4.1 million (2011: 3.2 million) had vested and were exercisable at the end of the year at an average exercise price of 186p (2011: 176p). During the year 4,000 options expired (2011: 45,127).

The weighted average share price (at the date of exercise) of options exercised during the year was 292p (2011: 380p).

The exercise price of options outstanding at the end of the year ranged between 88p and 487p (2011: between 73p and 487p). The average remaining contractual life is 7.0 years (2011: 7.6 years). The weighted average fair value of each option granted during the year was 98p (2011: 85p).

The following table presents the options outstanding as of the end of the each year presented:

Exercise Price (p)	2012	2011
50 – 99	8,000	48,362
100 – 149	2,567,132	3,175,284
150 – 199	1,076,469	1,183,144
200 – 249	1,565,400	1,674,660
250 – 299	569,600	681,240
300 – 499	647,000	194,464

Total	6,433,601	6,957,154

The following table is relevant in the determination of the fair value of options granted during the year under the equity-settled scheme operated by the Company:

	2012	2011
Option pricing model used	Black-Scholes	Black-Scholes
Weighted average share price at date of grant	286p	296p
Weighted average exercise price	286p	296p
Expected volatility	43%	34%
Expected dividend yield	0%	0%
Risk-free interest rate	1.1%	2.1%
Expected option life	5.2 years	5.2 years

Expected volatility was determined taking into account historic volatility of the Company’s share price.

Long Term Incentive Plan (LTIP)

Under the Kofax plc 2007 Long Term Incentive Plan grants are awarded to senior executives at the discretion of the Remuneration Committee. The shares vest after 3 years, contingent on the successful achievement of the following performance criteria:

(a)	Continued employment of three years after the effective date of the award,

(b)	50% on the attainment of revenue goals, and

(c)	50% on the achievement of earnings target goals, as defined.

The fair value of the LTIP award is based on the market share price at grant date, with the number of shares included in the measurement of the charge reassessed each reporting period to reflect managements’ best estimate of non-market performance criteria achievement. The fair value also assumes no dividends.

The following table presents the options outstanding as of the end of the each year presented:

	2012	2012	2011	2011
	Weighted average prices	Number	Weighted average prices	Number
Beginning of the year	195p	2,022,396	165p	1,712,054
Granted during the year	271p	855,000	270p	650,000
Awarded during the year	160p	(171,425)	146p	(98,649)
Forfeited during the year	178p	(167,927)	146p	(241,009)

End of the year	224p	2,538,044	195p	2,022,396

The market value of outstanding LTIP awards at grant date ranged between 146p and 468p (2011: between 146p and 468p). The average remaining vesting period of outstanding shares is 1.3 years (2011: 1.6 years).

The expense recognized for employee services received during the year is shown in the following table:

	2012	2011
	(in thousands)
Expense arising from share option scheme	$1,204	$1,505
Expense arising from LTIP’s	2,669	2,160
Expense arising from ESOP’s	32	68

Total expense	$3,905	$3,733

The expense recognized by functional line in the Consolidated Income Statements is as follows:

	2012	2011
	(in thousands)
Cost of maintenance services	$—	$11
Cost of professional services	33	14
Research and development	348	456
Selling and marketing	1,494	1,367
General and administrative	1,918	1,750
Acquisition-related costs	112	135

Total expense	$3,905	$3,733

NOTE 28    SHARE BUY BACK

During the year ended June 30, 2012 the Kofax Employee Share Trust (the Trust) purchased a total of 734,345 ordinary shares of the Company in the open market at an average price of 244.34 pence per share. Following these purchases, 4,156,337 shares are held by the Trust and are included in EBT in the Consolidated Statement of Financial Position.

During the year ended June 30, 2012, the Company made no purchases of its ordinary shares to hold as treasury shares.

At June 30, 2012, the Company holds a total of 5,068,374 ordinary shares in treasury, and the Company had an additional 88,930,104 ordinary shares in issue out of treasury at June 30, 2012.

NOTE 29    ANALYSIS OF NET FUNDS

	2012	2011
	(in thousands)
Cash in hand, at bank	$79,881	$96,337
Current asset investments	1,241	1,937

Total cash and cash equivalents	81,122	98,274

Overdrafts	(3)	(3)
Debt due within 1 year	—	(158)
Debt due after 1 year	—	(103)

Total debt	(3)	(264)

Net funds	$81,119	$98,010

Total cash and cash equivalents of $81.1 million (2011: $98.3 million) are shown on the Statement of Financial Position.

NOTE 30    LEASES

Operating leases

The Company leases the majority of its buildings, cars and other property, plant and equipment in various countries. The terms of building leases vary from country to country, with rent reviews between 1 and 7 years, and many lease contracts have break clauses. The terms of other operating lease contracts are between 1 and 3 years.

Future minimum operating lease payments are due as follows:

	2012	2011
	(in thousands)
Not later than one year	$6,661	$7,718
Later than one year but not later than five years	14,155	13,612
Later than five years	745	343

Total operating lease payments	$21,561	$21,673

Total future operating lease payments relating to leased buildings amount to $21.2 million (2011: $19.7 million).

The Company has no finance leases.

NOTE 31    RELATED PARTY TRANSACTIONS

Total compensation paid to key management personnel:

	2012	2011
	(in thousands)
Short-term employee benefits	$2,351	$2,151
Post-employment pension benefits	4	4
Share-based payments	1,290	1,258

Total compensation paid to key management personnel	$3,645	$3,413

The post-employment benefits amount shown above represents contributions to defined contribution and defined benefit schemes. Refer to the Directors’ Remuneration Report for details regarding defined benefit schemes. Given their authority level combined with delegation of key decision making to the Board, the Company does not consider any non-Director members of the executive management team as key management personnel as defined in IAS 24 and therefore are not considered related parties.

Directors’ interests

The beneficial interests of the current Directors and their families in the issued share capital of the Company are in total number of shares as follows:

2012	17,846,332
2011	17,351,332

Directors’ interests in share options and LTIP’s

Directors of the company held 870,000 LTIP shares as of June 30, 2012, of which 50,000 LTIP shares were granted during the period ended June 30, 2012. Based upon performance criteria, shares become subject to release three years after their issuance. Market prices on the date of grant of the shares were between 146p and 300p at the grant dates.

Directors of the Company hold 1,950,000 share options as of June 30, 2012; no options were granted during the period. No share options lapsed during the period. The exercise periods end between 2012 and 2020 with exercise prices of the shares between 146p and 240p.

NOTE 32    CONTINGENT LIABILITIES

There are no material pending or threatened law suits against the Company.

NOTE 33    SUBSEQUENT EVENTS

No subsequent events identified requiring disclosure.

The Financial Statements of Kofax plc and its subsidiaries (the “Company”) for the year ended June 30, 2012 were authorized for issue by the Board of Directors on September 4, 2012, and the Statements of Financial Position were signed on behalf of the Board by Greg Lock and James Arnold, Jr.

Unaudited Condensed Consolidated Income Statements

(in thousands, except per share data)

	Note	Six months ended December 31, 2012	Six months ended December 31, 2011
Software licenses		$47,149	$57,518
Maintenance services		60,680	57,061
Professional services		16,010	13,941

Total revenue	2	123,839	128,520

Cost of software licenses		4,726	5,260
Cost of maintenance services		8,763	8,082
Cost of professional services		14,130	12,103
Research and development		16,904	16,532
Sales and marketing		48,205	48,647
General and administrative		19,235	20,641
Amortization of acquired intangible assets		3,226	1,905
Acquisition-related costs		2,943	1,774
Restructuring costs	6	—	4,776
Other operating expenses, net		1,857	795

Total operating costs and expenses	3	119,989	120,515

Income from operations		3,850	8,005

Finance income		116	3,807
Finance expense		(1,895)	(299)

Income from continuing operations, before income taxes		2,071	11,513

Income tax expense	4	2,440	4,358

(Loss)/ income from continuing operations, after income taxes		(369)	7,155

Discontinued operations
Loss from discontinued operations, after income taxes		—	(639)

(Loss)/ income for the period attributable to Equity holders of the Parent		$(369)	$6,516

Earnings per share	5
Basic		$(0.00)	$0.08

Diluted		$(0.00)	$0.07

Earnings per share from continuing operations
Basic		$(0.00)	$0.08

Diluted		$(0.00)	$0.08

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands)

	Six months ended December 31, 2012	Six months ended December 31, 2011

(Loss)/ income for the period	$(369)	$6,516

Other comprehensive income/ (loss)

Items that may be subsequently reclassified to profit or loss:
Exchange gains/ (losses) arising on translation of foreign operations	4,106	(11,121)
Income tax relating to items that may be reclassified	22	69

Items that will not be reclassified to profit or loss:
Actuarial gains on defined benefit plans	252	—
Income tax relating to items that will not be reclassified	(40)	—

Other comprehensive income/ (loss) for the period, net of tax	4,340	(11,052)

Total comprehensive income/ (loss) for the period, net of tax, attributable to Equity holders of the Parent	$3,971	$(4,536)

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands)

	Note	At December 31, 2012	At June 30, 2012
Non-current assets
Intangible assets		$178,472	$179,358
Property, plant and equipment		5,084	5,571
Deferred tax assets		11,585	10,363
Other non-current assets		4,822	5,285

Total non-current assets		199,963	200,577

Current assets
Inventories		1,955	1,542
Trade receivables, net		48,438	59,521
Other current assets		12,038	10,151
Current tax assets		810	4,864
Cash and cash equivalents		87,031	81,122

Total current assets		150,272	157,200

Total assets		$350,235	$357,777

Current liabilities
Trade and other payables		$29,771	$33,820
Deferred income – current		57,219	58,508
Current tax liabilities		6,876	12,255
Provisions – current	6	8,103	9,609

Total current liabilities		101,969	114,192

Non-current liabilities
Employee benefits		2,185	2,259
Deferred income – non-current		4,585	5,078
Deferred tax liabilities		13,081	14,112
Provisions – non-current	6	2,997	4,196

Total non-current liabilities		22,848	25,645

Total liabilities		$124,817	$139,837

Net assets		$225,418	$217,940

Capital and reserves
Share capital		$4,289	$4,264
Share premium account		14,680	12,921
ESOP/ EBT shares		(18,339)	(17,386)
Treasury shares		(15,980)	(15,980)
Merger reserve		2,835	2,835
Retained earnings		219,103	216,585
Currency translation adjustment		18,830	14,701

Shareholders’ equity		225,418	217,940

Total equity		$225,418	$217,940

Unaudited Condensed Consolidated Statement of Changes in Equity

(in thousands)

	Share capital	Share premium account	ESOP/ EBT shares	Treasury shares	Merger reserve	Retained earnings	Currency translation adjustment	Total equity
Balance at July 1, 2012	$4,264	$12,921	$(17,386)	$(15,980)	$2,835	$216,585	$14,701	$217,940
Profit for the period	—	—	—	—	—	(369)	—	(369)
Other comprehensive income, net of tax	—	—	—	—	—	211	4,129	4,340

Total comprehensive income for the period						(158)	4,129	3,971
Tax on equity awards	—	—	—	—	—	1,173	—	1,173
Share-based payment expense	—	—	—	—	—	1,503	—	1,503
Changes in ESOP/ EBT shares	—	—	(953)	—	—	—	—	(953)
New share capital issued	25	1,759	—	—	—	—	—	1,784

Balance at December 31, 2012	$4,289	$14,680	$(18,339)	$(15,980)	$2,835	$219,103	$18,830	$225,418

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Six months ended December 31, 2012	Six months ended December 31, 2011
Cash flows from operating activities
Income from continuing operations before income taxes	$2,071	$11,513
Loss from discontinued operations before income taxes	—	(639)
Finance income	(116)	(3,807)
Finance expense	1,895	299
Depreciation and amortization	6,274	5,091
Share-based payment expense	1,191	2,179
Movement in provisions	2,347	3,803
Trade receivables	11,550	(10,172)
Other assets	(1,591)	(7,546)
Trade and other payables	(5,893)	(1,481)
Deferred income	(2,878)	2,723
Payments under restructuring – personnel	(867)	(991)
Income taxes (paid)	(4,778)	(284)

Net cash inflow from operating activities	9,205	688

Cash flows from investing activities
Purchase of property, plant and equipment, licenses and similar rights	(1,234)	(1,512)
Disposal of property, plant and equipment, licenses and similar rights	1	41
Acquisition of subsidiaries, net of cash acquired	(4,499)	(29,018)
Purchase of financial instrument	—	(502)
Proceeds from sale of discontinued operations	600	—
Interest received	107	28

Net cash (outflow) from investing activities	(5,025)	(30,963)

Cash flows from financing activities
Issue of share capital	1,746	174
Decrease in long term borrowings	—	(279)
Share buy back	(959)	—
Interest paid	(221)	(206)

Net cash inflow/ (outflow) from financing activities	566	(311)

Net increase/ (decrease) in cash and cash equivalents in the period	4,746	(30,586)
Cash and cash equivalents at start of the period	81,119	98,271
Exchange rate effects	1,166	(5,345)

Cash and cash equivalents at the end of the period	$87,031	$62,340

Cash and cash equivalents consists of:
Cash and cash equivalents	$87,031	$62,344
Overdrafts	—	(4)

	$87,031	$62,340

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

NOTE 1 ACCOUNTING POLICIES

1.1 Basis of presentation

The unaudited Condensed Consolidated Interim Financial Statements for the six months ended December 31, 2012 have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

The Condensed Consolidated Interim Financial Statements do not include all information and disclosures as required in the Consolidated Annual Financial Statements, and should be read in conjunction with the Company’s Consolidated Annual Financial Statements for the year ended June 30, 2012.

1.2 Summary of significant accounting policies

The accounting policies adopted in preparation of the Condensed Consolidated Interim Financial Statements are consistent with those followed in preparation of the Consolidated Annual Financial Statements for the year ended June 30, 2012.

The adoption of the standards / interpretations that have become effective for fiscal year ended June 30, 2013 have been outlined in detail in the Consolidated Annual Financial Statements for the year ended June 30, 2012 and were not considered to have a significant impact on these Condensed Consolidated Interim Financial Statements.

NOTE 2 OPERATING SEGMENTS

The Company operates one business segment, the software business. All products and services are considered one solution to customers and are operated and analyzed under one Income Statement provided to and evaluated by the chief operating decision maker (CODM). The CODM manages the business based on the key measures for resource allocation, based on a single set of financial data that encompasses the Company’s entire operations for purposes of making operating decisions and assessing financial performance. The Company’s CODM is the Chief Executive Officer.

There are no reportable assets that meet the criteria under IFRS 8 to be reported under the single operating segment.

Entity-wide Disclosures

The following revenue information is based on the location of the customer:

	America	UK	Germany	Rest of EMEA	Asia- Pacific	Total
	(in thousands)
External revenue
Six months ended December 31, 2012	$67,109	$14,620	$8,504	$24,559	$9,047	$123,839
Six months ended December 31, 2011	70,652	7,957	10,374	30,682	8,855	128,520

The following table presents non-current assets by subsidiary location:

	America	UK	Germany	Rest of EMEA	Asia- Pacific	Total
	(in thousands)
Non-current assets
At December 31, 2012	$100,978	$38,568	$6,332	$35,213	$6,356	$187,447
At December 31, 2011	104,035	38,334	6,096	34,784	6,194	189,443

Non-current assets for this purpose consist of property, plant and equipment, intangible assets, and other non-current assets– excluding security deposits and deferred tax assets.

NOTE 3 OPERATING COSTS AND EXPENSES

Operating costs and expenses include of the following key elements:

	Six months ended December 31, 2012	Six months ended December 31, 2011
	(in thousands)
Profit on ordinary activities before taxation is stated after charging:
Staff costs excluding share-based payment expense	$72,706	$70,195
Share-based payment expense	1,191	2,179
Depreciation of property, plant and equipment	1,468	1,691
Amortization of acquired intangible assets – technology and contractual relationships	3,226	1,905
Amortization of intangible assets – licenses and similar rights	1,580	1,495
Remuneration for principal auditors	1,963	2,699
Operating lease expense – minimum lease payments	4,016	3,212
Acquisition-related costs	2,943	1,774
Restructuring costs	—	4,776
Other operating expenses	30,896	30,589

Total operating costs and expenses	$119,989	$120,515

Amortization of acquired intangibles is a component of both cost of sales and general and administrative expenses. Amortization of acquired technology intangible assets of $2.3 million (December 31, 2011: $1.2 million) relates to cost of sales, and amortization of other intangible assets of $0.9 million (December 31, 2011: $0.7 million) relates to general and administrative expenses.

	Six months ended December 31, 2012	Six months ended December 31, 2011
	(in thousands)
Total cost of sales comprises:
Cost of software licenses	$4,726	$5,260
Cost of maintenance services	8,763	8,082
Cost of professional services	14,130	12,103
Amortization of acquired technology intangible assets	2,310	1,238

Total cost of sales	$29,929	$26,683

Total general and administrative comprises:
General and administrative	$19,235	$20,641
Amortization of other acquired intangible assets	916	667

Total general and administrative expenses	$20,151	$21,308

NOTE 4 INCOME TAX EXPENSE

The components of income tax expense related to current income tax expense and deferred income tax expense were as follows:

	Six months ended December 31, 2012	Six months ended December 31, 2011
	(in thousands)
Current income tax expense
Income tax on profits for the period	$4,027	$4,810
Adjustment for provision in prior periods	(170)	424

Total	3,857	5,234

Deferred income tax expense
Reversal of temporary differences	(1,289)	(833)
Adjustment for provision in prior periods	(128)	(43)

Total	(1,417)	(876)

Total income tax expense	$2,440	$4,358

The effective tax rate (income tax expense as a percentage of income from continuing operations) increased in the six months ended December 31, 2012 due to the relatively disproportionate effect of significant expenses that are not deductible for tax purposes, coupled with lower profit from continuing operations. These non-deductible expenses are excluded from adjusted profit as used for the adjusted EPS calculation (Note 5).

NOTE 5 EARNINGS PER SHARE

Basic earnings per share (EPS) of $(0.00) (December 31, 2011: $0.08) for the six months ended December 31, 2012 for the continuing business have been calculated based on a loss from continuing operations after income taxes of $(0.4) million (December 31, 2011: $7.2 million) using the weighted average number of ordinary shares in issue totalling 84.1 million (December 31, 2011: 84.7 million) during the period.

Diluted earnings per share of $(0.00) (December 31, 2011: $0.08) for the six months ended December 31, 2012 for the continuing business have been calculated based on income from continuing operations after income taxes of $(0.4) million (December 31, 2011: $7.2 million) using 84.1 million (December 31, 2011: 89.7 million) ordinary shares. Basic ordinary shares are used in the six months ended December 31, 2012 share calculation since the effect of potential ordinary shares upon conversion, which totals 88.9 million, would be anti-dilutive.

A reconciliation of the number of shares included in EPS follows:

	Six months ended December 31, 2012	Six months ended December 31, 2011
	(Millions of shares)
Basic weighted average number of ordinary shares (excluding ESOP/EBT and Treasury shares)	84.1	84.7

Dilutive impact of share options	1.6	2.6
Dilutive impact of Long Term Incentive Plan (LTIPs)	3.2	2.4

Diluted weighted average number of shares	88.9	89.7

NOTE 6 PROVISIONS

	Personnel Restructuring	Onerous lease	Contingent consideration	Others	Total
	(in thousands)
At July 1, 2012	$1,394	$1,317	$9,570	$1,524	$13,805
Arising during the period	—	—	3,241	243	3,484
Reversed against income statement	—	—	—	(80)	(80)
Utilized	(867)	(335)	(4,763)	(523)	(6,488)
Exchange differences	56	67	229	27	379

At December 31, 2012	$583	$1,049	$8,277	$1,191	$11,100

Current	583	564	6,282	674	8,103
Non-current	—	485	1,995	517	2,997

The Company’s personnel restructuring accounts relate to reorganizations of various operational and management functions in the years ended June 30, 2012 and 2011. Activity during the December 31, 2012 period relates to the utilization of such provisions.

As part of the restructuring announced in the year ended June 30, 2011, a number of the properties under operating lease became onerous. The period-end provision represents the Company’s estimate of the net cost expected to arise across the remaining life of the lease on these underutilized properties, which is between one and three years.

The contingent consideration accounts relate to holdback, earn out, and employee retention payments associated with acquisitions during the years ended June 30, 2012 and 2011. On December 31, 2012, the Singularity share purchase agreement was amended to extend the time period in which contingent consideration may be earned by one year. Management has assessed a number of scenarios and based on those scenarios estimated that $10.4 million of the contingent consideration related to the earn out will be paid to former shareholders and $3.3 million related to the retention and incentive bonus will be paid to the continuing employees.

The other provisions accounts include different various insignificant amounts.

NOTE 7 CONTINGENT LIABILITIES

There are no material pending or threatened lawsuits against the Company except for one filed November 29, 2012 in which the Company was named as a defendant in a lawsuit filed by Scan EMEA Holding GmbH in Zurich, Switzerland, alleging that the Company breached its contract with Scan EMEA Holding GmbH in connection with the January 2011 agreement to sell the Company’s hardware business. The Company has assessed the merits of the lawsuit, believes it cannot reasonably be expected to have a material adverse effect on its business, results of operations or financial condition and intends to vigorously litigate this matter and to take other actions available to it to mitigate any potential loss. Concurrent with filing the lawsuit Scan EMEA withheld €1.5 million of the final €2.0 million payment associated with their purchase of the Company’s hardware business.

NOTE 8 RELATED PARTY TRANSACTIONS

Directors’ interests in share options and LTIPs

Directors who are also executive officers of the Company held 933,000 LTIP shares as of December 31, 2012, of which 483,000 vested during the six month period ended December 31, 2012 and no LTIPs were granted. For the remaining LTIPs, based upon performance criteria and other factors, shares become subject to release three years after their issuance. Market prices of the shares were between 146 pence and 300 pence at the grant dates.

Directors who are also executive officers of the Company held 1,950,000 share options as of December 31, 2012, and no options were granted during the six month period ended December 31, 2012, nor did any share options lapse during the period. The exercise periods are between calendar years 2012 and 2020 with exercise prices of the shares between 146 pence and 240 pence.

NOTE 9 SUBSEQUENT EVENTS

No subsequent events have been identified requiring disclosure.

The Condensed Consolidated Interim Financial Statements were approved by the Board of Directors on February 8, 2013.

Kofax Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Kofax Limited

We have audited the accompanying statements of financial position of Kofax Limited as of June 30, 2012 and 2011. These statements of financial position are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements of financial position based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial position are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial position referred to above present fairly, in all material respects, the financial position of Kofax Limited at June 30, 2012 and 2011 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young LLP

Reading, United Kingdom

September 4, 2012

Kofax Limited

Statements of Financial Position

U.S. dollars

	At June 30, 2012	At June 30, 2011
Assets
Subscription receivable	$1	$1

Liabilities
Total Liabilities	—	—

Net assets	$1	$1

Capital and reserves
Share capital	$—	$—
Share premium	1	1

Shareholder’s equity	$1	$1

Kofax Limited

Notes to Statements of Financial Position

Note 1    Organization

Kofax Limited (Kofax Bermuda), formed on June 23, 2011, was established to serve as the parent company of Kofax plc.

Since Kofax Bermuda’s formation on June 23, 2011, there has been no operating activity. Kofax Bermuda’s sole member is Bradford Weller, Executive Vice President of Legal Affairs, General Counsel and Company Secretary of Kofax plc.

Note 2    Basis of Preparation

Kofax Bermuda’s statements of financial position have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Separate statements of operations and comprehensive income, changes in equity and cash flows have not been presented because Kofax Bermuda had no activity.

The financial statements have been presented in U.S. dollars, as that will be the reporting currency of the Kofax Bermuda following the Migration.

Note 3    Member Equity

Kofax Bermuda issued one share on June 23, 2011 with a nominal value of $1.

             Common Shares

Kofax Limited

Prospectus

Craig-Hallum Capital Group

                    , 2013

Until 25 days after the date of this prospectus, all dealers that buy, sell, or trade the common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 6. Indemnification of Directors and Officers

We are a Bermuda exempted company. The Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability imposed on them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. The Bermuda Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to the Bermuda Companies Act. We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Our bye-laws further provide that the shareholders waive all claims or rights of action that they might have, individually or in right of our company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer.

Our bye-laws also provide that no officers or directors shall be answerable for their own or the acts, receipts, neglects or defaults of the other officers or directors, or for any bankers or other persons with whom any moneys or effects belonging to us shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us shall be placed out on or invested, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the said persons. Our bye-laws further provide that we shall pay to or on behalf of any such director or officer any and all costs and expenses associated in defending or appearing or giving evidence in the proceedings referred to above as and when such costs and expenses are incurred; provided that in the event of a finding of fraud or dishonesty, such person shall reimburse to us all funds paid by us in respect of costs and expenses of defending such proceedings.

The Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. Our bye-laws provide that we may purchase and maintain insurance for the benefit of any director or officer against any liability incurred by him under the Bermuda Companies Act in his capacity as a director or officer or indemnifying such director or officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to us or our subsidiaries.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 7. Recent Sales of Unregistered Securities

None.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

1.1	Underwriting agreement*

2.1	Scheme of Arrangement of Kofax plc*

3.1	Memorandum of Association of Kofax Limited*

3.2	Bye-Laws of Kofax Limited*

4.1	Specimen certificate evidencing common shares*

5.1	Form of Legal Opinion of Conyers Dill & Pearman Limited, Hamilton, Bermuda*

8.1	Form of Legal Opinion of Dechert LLP as to U.S. tax matters*

8.2	Form of Legal Opinion of Dechert LLP as to U.K. tax matters*

10.1+	Kofax plc 2000 Share Option Plan (1)

10.2+	Form of Option Award Letter under the Kofax plc 2000 Share Option Plan (1)

10.3+	Kofax plc 2007 Long-Term Incentive Plan (1)

10.4+	Form of Award Letter under the Kofax plc 2007 Long-Term Incentive Plan (1)

10.5+	Kofax plc 2012 Equity Incentive Plan*

10.6+	Form of Award Letter under the Kofax plc 2012 Equity Incentive Plan*

10.7+	Letter agreement, dated as of November 3, 2007, by and between DICOM Group plc and Reynolds C. Bish (1)

10.8+	Letter agreement, dated as of April 28, 2010, by and between Kofax plc and Jamie Arnold (1)

10.9+	Letter agreement, dated as of April 12, 2010, by and between Kofax plc and Martyn Christian (1)

10.10+	Letter agreement, dated as of February 15, 2002, by and between Kofax Image Products and Anthony Macciola, as amended (1)

10.11+	Letter agreement, dated as of August 19, 2008, by and between Kofax plc and Jim Nicol (1)

10.12+	Letter agreement, dated as of December 19, 2007, by and between DICOM Group plc and Bradford Weller (1)

10.13+	Appointment letter, dated as of March 14, 2007, by and between DICOM Group plc and Greg Lock (1)

10.14+	Appointment letter, dated as of September 19, 2007, by and between DICOM Group plc and William T. Comfort III (1)

10.15+	Appointment letter, dated as of December 15, 2004, by and between DICOM Group plc and Chris Conway (1)

10.16+	Appointment letter, dated as of February 23, 2011, by and between Kofax plc and Wade W. Loo (1)

10.17+	Renewal of Appointment letter, dated as of November 13, 2007, by and between DICOM Group plc and Bruce Powell Esq. (1)

10.18+	Appointment letter, dated as of February 17, 2009, by and between Kofax plc and Joe A. Rose (1)

10.19+	Appointment letter, dated as of December 15, 2004, by and between DICOM Group plc and Mark Wells (1)

10.20+	Form of Director Indemnification Agreement*

10.21	Credit Agreement, dated as of August 11, 2011, by and among Kofax, Inc., Kofax plc and Kofax Holdings AG, as borrowers, Bank of America, N.A., as administrative agent and L/C issuer, and the other lenders party thereto (1)

Exhibit Number	Description

21.1	List of Subsidiaries (1)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm*

23.2	Consent of Conyers Dill & Pearman Limited, Hamilton, Bermuda (included in Exhibit 5.1)*

23.3	Consent of Association for Image and Information Management

23.4	Consent of Dechert LLP (included in Exhibit 8.1)*

23.5	Consent of Dechert LLP (included in Exhibit 8.2)*

24.1	Powers of Attorney (included on signature page)*

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
(1)	previously submitted.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings

The registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in California on the     day of                     , 2013.

Kofax Limited

By:
Name:	Reynolds C. Bish
Title:	Chief Executive Officer

We, the undersigned directors and officers of the Registrant hereby severally constitute and appoint Mr. Reynolds C. Bish and Mr. Jamie Arnold, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the United States Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the United States Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Date

Reynolds C. Bish	Chief Executive Officer and Director (Principal Executive Officer)	, 2013

James Arnold, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2013

William T. Comfort III	Director	, 2013

Chris Conway	Director	, 2013

Greg Lock	Director	, 2013

Wade W. Loo	Director	, 2013

Bruce Powell	Director	, 2013

Joe Rose	Director	, 2013

Mark Wells	Director	, 2013

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for Kofax Limited, has signed this Registration Statement in California, on the day of                     , 2013.

Name:
Title:

Exhibit Index

Exhibit Number	Description

1.1	Underwriting agreement*

2.1	Scheme of Arrangement of Kofax plc*

3.1	Memorandum of Association of Kofax Limited*

3.2	Bye-Laws of Kofax Limited*

4.1	Specimen certificate evidencing common shares*

5.1	Form of Legal Opinion of Conyers Dill & Pearman Limited, Hamilton, Bermuda*

8.1	Form of Legal Opinion of Dechert LLP as to U.S. tax matters*

8.2	Form of Legal Opinion of Dechert LLP as to U.K. tax matters*

10.1+	Kofax plc 2000 Share Option Plan (1)

10.2+	Form of Option Award Letter under the Kofax plc 2000 Share Option Plan (1)

10.3+	Kofax plc 2007 Long-Term Incentive Plan (1)

10.4+	Form of Award Letter under the Kofax plc 2007 Long-Term Incentive Plan (1)

10.5+	Kofax plc 2012 Equity Incentive Plan*

10.6+	Form of Award Letter under the Kofax plc 2012 Equity Incentive Plan*

10.7+	Letter agreement, dated as of November 3, 2007, by and between DICOM Group plc and Reynolds C. Bish (1)

10.8+	Letter agreement, dated as of April 28, 2010, by and between Kofax plc and Jamie Arnold (1)

10.9+	Letter agreement, dated as of April 12, 2010, by and between Kofax plc and Martyn Christian (1)

10.10+	Letter agreement, dated as of February 15, 2002, by and between Kofax Image Products and Anthony Macciola, as amended (1)

10.11+	Letter agreement, dated as of August 19, 2008, by and between Kofax plc and Jim Nicol (1)

10.12+	Letter agreement, dated as of December 19, 2007, by and between DICOM Group plc and Bradford Weller (1)

10.13+	Appointment letter, dated as of March 14, 2007, by and between DICOM Group plc and Greg Lock (1)

10.14+	Appointment letter, dated as of September 19, 2007, by and between DICOM Group plc and William T. Comfort III (1)

10.15+	Appointment letter, dated as of December 15, 2004, by and between DICOM Group plc and Chris Conway (1)

10.16+	Appointment letter, dated as of February 23, 2011, by and between Kofax plc and Wade W. Loo (1)

10.17+	Renewal of Appointment letter, dated as of November 13, 2007, by and between DICOM Group plc and Bruce Powell Esq. (1)

10.18+	Appointment letter, dated as of February 17, 2009, by and between Kofax plc and Joe A. Rose (1)

10.19+	Appointment letter, dated as of December 15, 2004, by and between DICOM Group plc and Mark Wells (1)

10.20+	Form of Director Indemnification Agreement*

Exhibit Number	Description

10.21	Credit Agreement, dated as of August 11, 2011, by and among Kofax, Inc., Kofax plc and Kofax Holdings AG, as borrowers, Bank of America, N.A., as administrative agent and L/C issuer, and the other lenders party thereto (1)

21.1	List of Subsidiaries (1)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm*

23.2	Consent of Conyers Dill & Pearman Limited, Hamilton, Bermuda (included in Exhibit 5.1)*

23.3	Consent of Association for Image and Information Management

23.4	Consent of Dechert LLP (included in Exhibit 8.1)*

23.5	Consent of Dechert LLP (included in Exhibit 8.2)*

24.1	Powers of Attorney (included on signature page)*

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
(1)	previously submitted.